78

08002464

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NV Umicore

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 3 2008
THOMSON REUTERS

FILE NO. 82- 03876 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Dw

DAT : 5/12/08

NV umicore
materials for a better life

ARIS
12-31-07



2007 Report to Shareholders and Society

WHO WE ARE

We are a materials technology group. Our activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

We focus on application areas where our expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Our target of sustainable value creation is based on our ambition to develop, produce and recycle materials and offer material solutions, in line with our mission: materials for a better life.

FTSE4Good Index Series

BEST IN CLASS
environmental and
social performance
STOREBRAND SRI

SRI

World Business Council for
Sustainable Development


application
know-how
metals
chemistry
material science
metallurgy
material
solutions
recycling

the Umicore approach to materials technology

We are a member of the World Business Council for Sustainable Development. We are part of the FTSE4Good Index, have been awarded a "best in class" rating by Storebrand Socially Responsible Investments and are part of the Kempen / SNS Smaller Europe SRI Index.

WHAT WE BELIEVE

We believe that materials have been a key element in furthering the progress of mankind, that they are at the core of today's life and will continue to be enablers for future wealth creation.

We believe that metal related materials have a vital role, as they can be efficiently and infinitely recycled, which makes them the basis for sustainable products and services.

We want Umicore to be a leader in providing and creating material based solutions which contribute to improvements in the quality of life.

We are committed to the growth of our business through the competence of our people, excellence in operations and technological innovation.

We recognize that our commitment to financial success must also take into account the broader economic, environmental and social impact of our operations.

We subscribe to the following principles in our pursuit of sustainable development:

- We integrate sustainable development considerations within the corporate decision-making process.
- We implement risk management strategies based on valid data and sound science.
- We seek continual improvement of our environmental performance.
- We actively participate in the management and remediation of risks that are the result of historical operations.
- We facilitate and encourage responsible design, use, re-use, recycling and disposal of our products.
- We engage with our stakeholders and implement effective and transparent communication and independently verified reporting arrangements.
- We strive to be a preferred employer of both current and potential employees.
- We uphold fundamental human rights and respect those rights in conducting the Group's operations throughout the world.

We hold the values of openness, respect, innovation, teamwork and commitment to be crucial to its success. We promote these values and ensure that deficiencies in living up to these values are addressed in an appropriate way.

Excerpt from **"The Umicore Way"**

2007 REPORT TO SHAREHOLDERS AND SOCIETY

ABOUT THIS REPORT

GRI REPORT
3rd PARTY CHECKED

This report covers Umicore's operations for the financial / calendar year 2007. The scope of our operations changed significantly during 2007 as a result of the contribution of the Zinc Alloys operations to Nyrstar – an entity that was floated as an independent company on Euronext Brussels in late October. The financial contribution of these "discontinued operations" appears in specific lines of the financial statements and financial key figures. The environmental and social information for the most part excludes data from these operations for the full year. A number of acquisitions, notably the Delphi Catalyst operations, were added to the scope of the company's operations during the year. The economic contributions of these operations are consolidated in our financial statements as from the effective date of the acquisition. The complexities of integration means that the incorporation of social and environmental elements is often a longer process and will only be included in the performance analysis as of 2008.

The economic scope of the report covers all fully consolidated operations. In addition, the contributions of all associate and joint venture companies are included in the financial reporting. Ownership details of fully consolidated companies, associates and joint ventures can be found in the notes to the financial statements. Dialogue with financial analysts and investors results in ongoing adaptations to the economic and financial metrics published.

During 2005 we completed a process to set out our sustainable development approach. This process involved setting five group objectives for both environmental and social performance for the period 2006-2010 which, combined with our 'traditional' economic report, form the basis of this Report to Shareholders and Society and the previous reports for 2005 and 2006. The objectives were established through a process of broad internal and external consultation that included dialogue with external experts, and managers from the different business segments, while also taking into consideration the views of other stakeholders such as environmental groups and various local, national and regional authorities. The data for the environmental and social performance indicators, which are linked to the various objectives, are collected through our environmental and social data management systems. The scope of the environmental and social objectives and indicators, along with a discussion of the progress made in 2007, are reported between pages 38 and 77.

The key social elements of the report are presented to the international trade unions during the joint monitoring committee in March, while the entire document is presented to shareholders at the Annual General Meeting in late April and to a more diverse group of stakeholders in May.

The financial statements and notes have been audited by PriceWaterhouseCoopers while assurance regarding the sustainability elements has been provided by ERM Certification and Verification Services. The third-party statements can be found on page 132 to 133 of the report. The report was published on-line on 2 April 2008. The report has achieved the C+ level of application of the Global Reporting Initiative (GRI).

The guiding document for our sustainable development approach is The Umicore Way. This sets out the Group vision and the values we seek to promote. We have also developed a comprehensive framework for ethical business practice through our Code of Conduct and a Corporate Governance Charter which set out our management philosophy and governance principles. These documents are available on our website www.umicore.com.



MESSAGE TO SHAREHOLDERS AND SOCIETY

In 2007 the new Umicore emerged fully as a dynamic, forward-looking, global materials technology company with a strong commitment to sustainable development. In a way, the past year marked the conclusion of a ten-year transformation process. We have moved from being a mainly base metals producer with a burdensome environmental legacy and roots in the 19th Century to becoming a company that is truly fit for the 21st Century. With our portfolio of activities and world leadership positions – from precious metals recycling to passenger car emission control catalysts – we are ideally placed to make a telling contribution to a more sustainable world.

In 2007 we again posted a very satisfactory financial performance and made further progress towards our environmental and social objectives. Most businesses posted further improvements on what was already an outstanding year in 2006, leading to our best-ever results. Return on capital employed – our key financial performance metric – approached 20% and, once again, we were able to outperform our peer group in terms of total shareholder return.

The successful contribution of our zinc alloys assets to Nyrstar – and this company's subsequent IPO in late October – marked the completion of a strategic metamorphosis for Umicore. The cash inflow from this operation also transformed our balance sheet. Our energies can now be fully directed towards writing the next chapter in our development. In this context, our capital expenditures increased again in 2007 and are expected to grow further in 2008 and 2009. We have also continued our screening of potential acquisition and partnership opportunities; the acquisition of the automotive catalyst activities of Delphi Corporation in 2007 further bolstered our position in this market and we can now stake claim to being the world's leading producer of emission control catalysts for light duty vehicles.

We believe that the material solutions that we develop can help achieve the goal of sustainability in a general context whilst also offering the possibility for people to enjoy better lives. In 2007 our R&D spending reached another record level of € 125 million. Some 80% of this amount was dedicated to "clean" technologies and during the year more resources were directed towards the development of new automotive catalysts, next generation rechargeable battery materials, fuel cell catalysts and membranes and materials for photovoltaic applications. We also further refined our capabilities in the area of recycling processes. It is our belief that the successful development and introduction of such technologies will provide the foundations for the longer-term success of our company.

We continue to make disciplined efforts to ensure that our own environmental footprint – past, present and future – is reduced as much as possible. In 2007 our environmental performance evolved positively with reduced emissions of metals to air and water and lower emissions of greenhouse gases. Progress was made towards our 2010 environmental objectives. Many of the technical hurdles to addressing certain objectives have been overcome and a far greater proportion of sites have been able to move to initiate actions during the year. Further positive steps were also taken in terms of addressing our historical environmental legacy. In terms of social performance the results of our most recent employee opinion survey were encouraging, with continued improvements in the results in all categories. Further improvements are necessary, however, for us to reach the very highest levels of employee satisfaction. Good progress was also made during the year towards our 2010 social objectives. Unfortunately our year was marred by the deaths of two workers, one in France and one in China. Although the overall evolution of health and safety performance was positive, such incidents are totally unacceptable and we are redoubling our efforts to minimize the risks of such incidents happening again.

We would like to take this opportunity to extend our thanks and appreciation to all Umicore employees, who have enabled so much progress to be made in such a short space of time. We would also like to highlight the importance of constructive relationships and dialogue with our various stakeholders through the year. Such dialogue is of fundamental importance in enabling us to better identify and address important issues and to get a more objective view on our strengths and weaknesses.

We are confident that this report represents a balanced and reasonable presentation of our organization's economic, environmental, and social performance for 2007. We believe that it offers the reader a complete picture of the progress we have made during the year and of the opportunities and challenges that we will face in the future. We have prepared this report in accordance with the GRI Guidelines Version 3 (G3). The transition to this new set of reporting guidelines has been foreseen in two steps and we expect to be able to provide an even more comprehensive report in 2009.

Thomas Leysen
Chief Executive Officer

Karel Vinck
Chairman

KEY FIGURES[1]

(in million €)	2003	2004	2005	2006	2007
Turnover	4,677.1	5,685.0	6,566.5	8,205.7	8,309.9
Revenues (excluding metal)	1,358.0	1,692.9	1,725.0	1,685.4	1,910.0
EBITDA	277.4	441.4	390.1	470.9	528.8
Recurring EBIT	145.9	280.3	233.1	329.2	359.1
of which associates	18.0	31.1	34.0	38.2	26.8
Non-recurring EBIT	(39.4)	(10.8)	(40.3)	(9.3)	(28.6)
IAS 39 effect	-	-	(9.1)	(6.3)	4.0
Total EBIT	106.5	269.5	183.7	313.6	334.4
Recurring EBIT margin	10.7%	14.7%	11.5%	17.3%	17.4%
Result from discontinued operations	-	21.3	20.8	(19.4)	425.8
Net recurring consolidated profit, Group share - without discontinued operations	89.6	174.3	151.5	218.3	225.7
Net consolidated profit, Group share - with discontinued operations	60.1	177.9	142.2	195.8	653.1
Capital expenditure	148.3	142.8	145.4	108.2	152.9
Cash flow before financing	(527.8)	118.7	133.1	(213.3)	778.6
Total assets of continued operations, end of period	3,108.7	3,533.3	2,936.9	3,775.9	3,220.8
Group shareholder's equity, end of period	1,129.4	1,236.9	971.1	939.0	1,490.8
Consolidated net financial debt of continued operations, end of period	619.1	590.0	509.5	773.1	168.0
Net debt / (net debt + equity), end of period	34.2%	31.5%	33.4%	43.9%	9.9%
Capital employed, end of period	2,071.2	1,769.1	1,788.4	1,752.4	1,878.0
Return on Capital Employed (ROCE)	8.3%	15.3%	13.6%	19.2%	19.7%
Workforce, end of period	14,540	14,026	14,142	13,932	14,844
of which associates	3,070	4,131	4,314	4,879	5,018

Per share data can be found on page 10-11.

(1) The key figures have been adjusted for discontinued items for the year prior to the discontinuation. This means that 2006 data (but not data from previous periods) has been adjusted for the discontinuation of the Zinc Alloys activities in 2007. Similarly, 2004 data (but not data from 2003) has been adjusted for the discontinuation of the Copper activities in 2005.

Key economic indicators

EPS & DIVIDEND (in €)



2.5
2.0
1.5
1.0
0.5
0
2003
2004
2005
2006
2007

Basic adjusted EPS

of which gross dividend, proposed

RECURRING EBIT & ROCE (in million €)



600
500
400
300
200
100
0
8.3%
15.3%
13.6%
19.2%
19.7%
2003
2004
2005
2006
2007

— Recurring ROCE

Recurring EBIT

EBIT & EBITDA (in million €)



600
500
400
300
200
100
0
2003
2004
2005
2006
2007

EBITDA

of which EBIT

Key environmental indicators

INPUT MATERIALS UMICORE (in %)



primary materials: 38%

recycled materials: 25%

secondary materials: 37%

GROUP ENVIRONMENTAL OBJECTIVES 2006-2010
OVERVIEW STATUS 2007
obj 1-4: as a % of total n° of sites,
obj 5: as a % of total n° of products



100
80
60
40
20
0
emission improvement plan
management system and regulatory compliance programme
impact assessment soil & groundwater
energy efficiency plan
product EHS dataset

objective met / actions ongoing / actions yet to start

METAL EMISSIONS TO WATER AND AIR (kg/year)



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
water
air

2007

2006

Key social indicators

GEOGRAPHICAL SPREAD OF UMICORE'S WORKFORCE



Europe:	55%	Africa:	10%
Asia/Pacific:	22%	Americas:	13%

OVERVIEW GROUP SOCIAL OBJECTIVES 2006-2010
OVERVIEW STATUS 2007



100
80
60
40
20
0
Community
Preferred employer
Dialogue
Learning
Human Rights

objective met / actions ongoing / actions yet to start

ACCIDENT FREQUENCY RATE UMICORE GROUP



40
35
30
25
20
15
10
5
0
Target
97
98
99
00
01
02
03
04
05
06
07
08
09
10

ECONOMIC AND FINANCIAL REVIEW(1)

Revenues

REVENUES



Advanced Materials 15%
Precious Metals Products & Catalysts 51%
Precious Metals Services 19%
Zinc Specialties 15%
Corporate not included



(in million €)
12,000
10,000
8,000
6,000
4,000
2,000
14.7%
10.7%
11.5%
17.3%
17.4%
2003
2004
2005
2006
2007
Recurring EBIT margin
Turnover
revenues (excluding metal)

Revenues increased by 13.3% compared to 2006. The recurring EBIT margin (revenues / recurring EBIT of fully consolidated operations) increased slightly year-on-year. Revenue growth was recorded in all business segments, with the most significant increase coming in the Precious Metals Products and Catalysts activities. Turnover increased only slightly but this was in line with the average evolution of the various metals prices in Euro terms during the year. For Umicore, revenue is a more meaningful metric of "top-line" performance than turnover as it excludes the impact of metal price fluctuations.

Recurring EBIT

EBIT, RECURRING



Advanced Materials 15%
Precious Metals Products & Catalysts 40%
Precious Metals Services 34%
Zinc Specialties 11%
Corporate not included



(in million €)
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
Recurring EBIT
of which fully consolidated entities

Recurring EBIT was 9.1% ahead of 2006. All businesses showed an increase year-on-year, with the exception of the Zinc Specialties activities. Strong growth was achieved in Advanced Materials and Precious Metals Products and Catalysts, while Precious Metals Services was able to improve slightly on what was already an outstanding performance in 2006.

Capital employed

CAPITAL EMPLOYED, AVERAGE



Advanced Materials 22%
Precious Metals Products & Catalysts 44%
Precious Metals Services 14%
Zinc Specialties 20%
Corporate not included



(in million €)
3,000
2,500
2,000
1,500
1,000
500
0
15.3%
13.6%
19.2%
19.7%
2003
2004
2005
2006
2007
Return on capital employed (ROCE), recurring
capital employed, average

Year-end capital employed increased by € 125.6 million in 2007. This was the result of investments made during the year (both capital expenditures and acquisitions). Working capital requirements decreased by € 6.2 million during the year. The combination of strong earnings growth coupled with only a slight increase in average capital employed meant that return on capital employed reached another record level of 19.7%.

(1) Data in all charts except net financial debt has been adjusted for discontinued items for the year prior to the discontinuation. This means that 2006 data (but not data from previous periods) has been adjusted for the discontinuation of the Zinc Alloys activities in 2007. Similarly, 2004 data (but not data from 2003) has been adjusted for the discontinuation of the Copper activities in 2005.

Total EBIT was negatively impacted by the non-recurring EBIT of € -28.6 million, offset somewhat by a positive IAS 39 effect of € 2.9 million. Full details on the non-recurring results can be found in the notes to the financial statements on page 96. Depreciation charges totalled € 113.3 million with other non-cash items such as provisions totalling € 81.1 million. Overall EBITDA improved by 12.3% compared with 2006.

EBIT, EBITDA & non-recurring elements

(in million €)



600
500
400
300
200
100
0
2003
2004
2005
2006
2007

EBITDA
of which total EBIT

EBITDA



Advanced Materials	15%
Precious Metals Products & Catalysts	39%
Precious Metals Services	34%
Zinc Specialties	12%

Corporate not included

Capital expenditures were more than 40% higher than in 2006. The most significant increase took place in Precious Metals Services due to the investment in the pre-concentration project. Investments were higher in most of the Precious Metals Products and Catalysts businesses as well as the Cobalt and Specialty Materials business. At Group level, some 40% of the total capital expenditures were for growth projects. Capital expenditure was heavily weighted towards Europe in 2007. A number of investments in Asia are not included in the break-down as they are carried out by non-consolidated subsidiaries.

Capital expenditure & acquisitions

(in million €)



160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007

Capital expenditure

CAPITAL EXPENDITURE



Europe	84%
North America	5%
South America	5%
Asia/Pacific	5%
Africa	1%

Overall R&D expenditure was up by 12.4%, reaching 5.8% of revenues. Of the total spend of € 124.5 million, € 10.1 million was spent at corporate level. Approximately 80% of the total expenditure is dedicated to projects in the area of clean technology such as fuel cells, solar grade silicon production technology, rechargeable batteries, automotive catalysts and precious metals recycling. For more information on Umicore's clean technologies please see pages 12 to 18 of this report. Umicore increased the number of patents filed from 34 in 2006 to 50 in 2007.

Research & development

(in million €)



150
125
100
75
50
25
0
3.2%
5.4%
5.7%
5.8%
5.8%
2003
2004
2005
2006
2007

— Consolidated R&D / revenues
R&D expenditure
of which fully consolidated

R&D



Advanced Materials	13%
Precious Metals Products & Catalysts	72%
Precious Metals Services	4%
Zinc Specialties	3%
Corporate	8%

Financials cost & taxes



(in million €)
13.3%
20.9%
21.4%
25.8%
28.7%
2003
2004
2005
2006
2007
— effective tax rate

The total tax charge for the period was € 7.7 million higher than in 2006. The recurring tax charge for the period of € 83.9 million corresponded to an overall recurring effective tax rate of 28.7% on recurring pre-tax consolidated income, some 11.2% higher than in 2006. Net interest charges were somewhat lower than in 2006 as a result of lower indebtedness towards the end of the year. Net interest charges were € 2.7 million lower at € 27.5 million compared to 2006.

Cashflow break-down



(in million €)
net debt 01/01/2007 continued
627.1
116.0
discontinued
+455.8
operating cash-flow
+6.2
change in working capital
+798.2
gross disposals
-177.2
cashflow from/to discontinued operations
-86.3
acquisitions
-152.9
capex
-53.1
dividends
-251.4
net share buy-backs
-80.2
net interests, taxes & other
net debt 31/12/2007 continued¹
-168
(1) Excludes € + 37.7 million of discontinued cash provision (offsetting the outstanding hedge unwind payables)

Umicore generated strong operating cash flows during 2007. The biggest single inflow of cash during the year came from disposals of assets, primarily in the form of proceeds received from the Nyrstar IPO. The cash outflow includes all standard elements such as capital expenditure, acquisitions, dividends and taxes but also € 251.4 million of net share buy-backs. During the year Umicore completed a € 150 million share buy-back programme and launched a further € 400 million buy-back which it expects to complete in 2008.

Net debt evolution



GROSS OUTSTANDING DEBT
bonds 38%
other debt at fixed rate 5%
debt effectively at fixed rate as a result of interest-rate swaps 43%
remaining debt at floating rate 14%
(in million €)
34.2%
31.5%
33.4%
43.9%
9.9%
2003
2004
2005
2006
2007
— net debt / (net debt + equity), end of period
Securitisation, excluded from net debt before 2006
Consolidated net financial debt, end of period, continued

The net financial debt at the end of 2007 was well below that at the end of 2006. This was due to the cash inflow received from the Nyrstar IPO towards the end of the year and the strong cash flow generation during the course of the year. Equity increased during the year due to significantly higher net earnings for the year (primarily due to the contribution from discontinued operations) and fair value movements. The combination of lower debt and higher equity meant that the end-of-year gearing ratio dipped below 10%. The proportion of floating rate debt was lower than usual at year end as a result of the reduction in net debt following the Nyrstar IPO. The average proportion of floating rate debt for the whole year was 43%.

Distribution of economic benefits

Of Umicore's total consolidated turnover, the most significant portion was used to secure the metal component of raw materials. After subtracting other raw materials costs, energy-related costs and depreciation, the remaining economic benefits available for distribution stood at €1,311 million.

The biggest portion was distributed to employees in the form of salaries and other benefits. Umicore paid taxes to the governments and authorities where it operates and also repaid interest to its creditors. Gross dividends paid to shareholders increased by 55% assuming that the proposed dividend of € 0.65 per share is accepted by the shareholders at the Annual General Meeting at the end of April 2008. Benefits to shareholders also include a gross amount of € 264 million effectively returned to shareholders by way of the share buy-back operations during the year.

The company put some € 576 million of the economic benefits back into the company in the form of retained earnings. This figure also excludes the net cash outflow spent on share buy-backs. This figure deducts the proposed 2007 dividend to be paid and booked in 2008 (adjusted for treasury shares and cancellations to end February 2008) instead of the actual 2006 dividend paid and booked in 2007. It is therefore somewhat lower than the official retained earnings to be found in the balance sheet at end 2007. Umicore spent some € 0.2 million on charitable donations.

The bulk of employee benefits were in the form of salaries, with the balance being in the form of national insurance contributions, pensions and other benefits. Employee benefits are only reported for fully consolidated entities and therefore cannot be readily compared with total headcount figures, which include associate companies. A full breakdown of employee numbers by region and by category can be found on page 64-65.



TURNOVER ([illegible] associates & net result from discontinued operations)

- Metals cost: € 6,399.9 (73%)
- Water, gas & electricity cost: € 67.6 (1%)
- Depreciation: € 129 (1%)
- Other costs (net): € 853.9 (10%)
- Economic benefits: € 1,310.7 (15%)



TURNOVER (split by destination, excluding Precious Metals Management)

Europe:	57%	Asia/Pacific:	19%
North America:	10%	Africa	8%
South America:	6%		



ECONOMIC BENEFITS ([illegible] €)

- Taxes: €74.2 (6%)
- Creditors: €27.5 (2%)
- Minority shareholders: €9.3 (1%)
- Shareholders: €340.4 (26%)
- Retained by the company: € 312.7 (24%)
- Employee compensation & benefits: €546.5 (41%)



TAXES (consolidated companies only)

Europe:	53%	Asia/Pacific:	11%
North America:	12%	Africa	14%
South America:	10%		



EMPLOYEE COMPENSATION & BENEFITS (in million €)

- Employee salaries: € 417.2 (76%)
- National insurance contributions: € 119.4 (22%)
- Pensions & other benefits: € 9.9 (2%)



EMPLOYEE COMPENSATION AND BENEFITS (consolidated companies only)

Europe:	84%	Asia/Pacific:	4%
North America:	7%	Africa:	1%
South America:	4%		

SHARE INFORMATION

Dividends (1)(2)

If the appropriation of profit proposed is approved, a gross dividend of € 0.65 per share will be paid for the financial year 2007. Dividends will be paid out from 7 May onwards, at the registered offices and branches of the following institutions:

- Fortis Bank
- ING
- Bank Degroof
- Dexia Bank
- KBC Bank
- Petercam S.A.

(in €)



2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
2003
2004
2005
2006
2007
EPS adjusted, basic
of which dividend (proposed)

Capital structure

In February 2008 the company completed a one-for-five stock split, with the number of shares increasing from 25,000,000 to 125,000,000. **All share related data in this report has been adjusted to take account of this stock split**. During 2007, 936,500 new shares were created related to the exercise of stock options with linked subscription rights. All remaining subscription rights were cancelled in late 2007. During the year Umicore used 699,475 of its treasury shares in the context of the exercise of stock options.

The company repurchased € 264 million worth of its own shares during 2007 and at year end the company owned 10,911,770 of its own shares. The Extraordinary General Meeting of 5 February agreed to the cancellation of 5,986,625 Umicore shares.

Share price & trading volumes (1)



€
40
35
30
25
20
15
10
5
0
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99 00 01 02 03 04 05 06 07 08
J F M A M J J A S O N D
07
J F
08
— Umicore share price
— Bel 20 index (indexed)
— Dow Jones Specialty Chemicals index (indexed)
Umicore yearly / monthly average daily trading volume (only January and February in 2008)

Data per share[1]

(in € per share)	2003	2004	2005	2006	2007
EPS excluding discontinued operations [2]					
EPS, basic	0.53	1.27	0.97	1.70	1.81
EPS, diluted	0.53	1.22	0.95	1.67	1.79
EPS adjusted, basic	0.80	1.41	1.21	1.73	1.80
EPS adjusted, diluted	0.79	1.36	1.19	1.70	1.78
EPS including discontinued operations					
EPS, basic	0.53	1.44	1.14	1.55	5.21
EPS, diluted	0.53	1.39	1.11	1.52	5.15
Gross dividend [3]	0.32	0.33	0.37	0.42	0.65
Cash flow before financing, basic	(4.69)	0.96	1.06	(1.69)	6.22
Total assets of continued operations, end of period, basic	27.61	28.65	23.48	29.86	25.72
Group shareholder's equity, end of period, basic	10.03	10.03	7.76	7.42	11.90
Share price [4]					
High	11.39	14.06	19.97	26.00	36.53
Low	6.65	9.45	11.31	19.09	23.72
Close	11.13	13.85	19.92	25.80	34.00
Average	9.12	11.13	14.80	22.73	30.63

Capital structure

	2003	2004	2005	2006	2007
Number of shares[1][5]					
Total shares outstanding, end of period	127,100,875	127,274,375	129,055,250	130,050,125	130,986,625
of which registered shares	24,170	31,115	37,995	89,334	149,919
of which treasury shares	3,551,995	3,658,435	3,155,485	3,304,260	10,911,770
Average number of shares, basic EPS	112,607,923	123,307,955	125,073,349	126,469,895	125,233,789
Average number of shares, fully diluted EPS	113,224,544	128,111,169	127,574,880	128,750,009	126,850,152
Capital, end of period (in million €)					
Issued capital[6]	562.4	563.2	459.7	463.2	466.6
Group shareholder's equity	1,129.4	1,236.9	971.1	939.0	1,490.8
Market capitalisation	1,414.4	1,762.8	2,570.8	3,355.3	4,453.5
Shareholder base, end of period					
Umicore (treasury shares)	2.79%	2.87%	2.45%	2.54%	8.33%
Parfina (Parfimmo)	-	-	3.12%	3.10%	3.46%
Schroders	-	-	5.16%	-	-
Fidelity	-	6.06%	4.98%	-	-
Merrill Lynch	-	-	3.10%	-	-
Suez	15.68%	0.54%	-	-	-
Free float	84.32%	100.00%	100.00%	100.00%	100.00%

(1) All data per share and the number of shares have been adjusted for the share split of 5:1, which took place on 29 February 2008.

(2) EPS data has been adjusted for discontinued items for the year prior to the discontinuation. This means that 2006 data (but not data from previous periods) has been adjusted for the discontinuation of the Zinc Alloys activities in 2007. Similarly, 2004 data (but not data from 2003) has been adjusted for the discontinuation of the Copper activities in 2005.

(3) For those investors subject to Belgian witholding tax, the gross dividend is subject to a 25% witholding tax (reduced to 15% on presentation of VVPR strips). The 2007 dividend assumes acceptance by the shareholders of the Board's proposal of a gross dividend of € 0.65 per share.

(4) Share prices for 2005 and before have been restated to take account of the Cumerio demerger.

(5) In 2007 Umicore carried out capital increases amounting to a total of 936,500 shares created as a result of the exercise of stock options with linked subscription rights. In the years 2002 to 2006 Umicore carried out a number of capital increases as a result of: an equity offering in November 2003; the exercise of stock options with linked subscription rights, the conversion of options in the ESOP 1999 plan into ordinary shares.

(6) In 2005 the issued capital was adapted following the demerger of Cumerio and the incorporation of share premiums.

In October 2007 the Umicore Solar Team came in second place during the World Solar Challenge in Australia, a 3,000 kilometre race connecting the north and south of the continent with nothing more than the sun to power the vehicles. The "Umicar Infinity" used Umicore's highly-efficient germanium substrates to power it to speeds up to 150 kph.

It is but one example of Umicore's range of clean technology material solutions.


87 STUART HIGHWAY
Kulgera 263
Adelaide 1519
(Ayers Rock 441)
(Kings Canyon 453)

Umicore's CLEAN TECH



NOLOGIES

SOLAR CELLS

Generating energy

Germanium substrates constitute the building blocks of very efficient solar cells which are primarily used in satellite solar panels. Germanium-based solar cells are up to twice as efficient in converting solar power into electricity than the traditional, silicon-based, cells. Other layers of materials – such as gallium indium phosphide (GaInP) or gallium arsenide (GaAs) – are "grown" on top of the germanium substrate: they each convert part of the solar spectrum into energy.


GaInP
GaInP

Traditional sources of energy such as oil, coal and gas are limited and pollute the environment. Why then not turn to an energy source which will last a lot longer. The prospects for solar energy have never been better.

As the world leader in germanium, a very rare material, Umicore has been active in this sector for quite some time: our extremely thin and pure germanium substrates (or wafers) are the material of choice for solar cells in space, where size, efficiency and power are crucial. These substrates are used in the majority of the satellites launched today.

These rare germanium materials are now also descending to earth: using an array of lenses and mirrors, solar beams are concentrated on a tiny germanium wafer. This requires a lot less germanium and limits the cost difference with silicon, which is cheaper but less efficient.

Umicore, in partnership with Hydro, is also developing a unique production method allowing for a significant reduction of the cost of producing very pure silicon, for use in solar cell applications.


Sunlight
Solar panel
Solar cell
Electricity collectors
Electricity
Electrical contacts
Germanium substrate (Umicore product)

AUTOMOTIVE CATALYSTS
Clean air is our business


The catalytic active material is integrated into a porous substrate through which the exhaust gases (hydrocarbons, carbon monoxide and nitrogen oxide) flow.
The precious metals subsequently react with the exhaust gases, rendering them harmless.
The entire structure is encased by a metal housing.


Catalytic convertor
Harmless exhaust gases
Inflow tailpipe gases
Porous substrate coated with precious metals
Exhaust gases react with precious metals
Tailpipe
Polluting gases
Combustion engine

Precious metals enjoy a prominent role in automotive catalysts. Platinum, rhodium and palladium react with harmful emissions from combustion engines (nitrogen oxide, organic molecules and carbon monoxide), rendering these gases largely harmless.

The Group's Automotive Catalyst business has been busy developing, producing and engineering catalysts for a wide range of engines since the 1960s and has become in 2007 the number one producer of passenger car catalysts in the world.

Increasingly stringent emission regulation – not just in the European Union or North America but also in Asia and China – encompassing new categories of vehicles (such as trucks and buses) puts a high premium on technological development.

RECHARGEABLE BATTERIES

Storing energy

A lithium-ion battery comprises a "negative" electrode (the anode, covered with a layer of carbon) and a "positive" electrode (the cathode, covered with a layer of lithium cobaltite). Both sides are separated by a thin polymer separator. When the battery is charged, lithium ions (positively charged lithium atoms) migrate from the cathode through the separator towards the anode. The reverse process takes place during the discharging process. At the same time electrons (which are "split off" from the ions) use an external channel to move to the other side, creating electricity along the way.



Separator
Anode
Separator
Cathode

It wasn't that long ago that you had to pack a spare battery for your mobile phone to avoid running out of power in the middle of an important phone call. The rapid technological development of the materials used in rechargeable batteries has allowed mobile phones and PDAs to become not only a lot more powerful but also more compact.

Umicore has a world leading position in the field of cobalt-based materials for widely used Lithium-ion rechargeable batteries. That leadership position requires constant technological efforts to be able to continue to meet customer requirements: the batteries need to be increasingly light, powerful and safe.

These batteries will be used in environmentally friendly hybrid cars, which have more demanding requirements in terms of the battery's weight, power and resistance to shock and heat.

In this regard Umicore is also able to close the loop: old mobile phones – batteries included – can be recycled using our proprietary recycling technology.

Hybrid cars rely both on a traditional combustion engine and an electric motor supported by a powerful rechargeable battery. The engine provides most of the vehicle's power, while the electric motor provides auxiliary power, for example for accelerating, passing or even low-speed/low acceleration driving. This combination allows for a smaller, more efficient engine to be used. There is no need to charge the battery externally as the electric power is generated by the gasoline engine or from regenerative braking.



Engine charges battery
Rechargeable battery
Battery supports combustion engine
Electric motor
Combustion engine
Energy released from braking

FUEL CELLS
Generating and storing energy


Oxygen
Cathode
Catalyst
Anode
Positive
node
Membrane
Negative
node
H H
H

Hydrogen (H_2) enters the "negative" side of the fuel cell stack, while oxygen (O_2) enters the "positive" side. Both sides are separated by a membrane covered with the (precious) metals-based catalyst material, which causes hydrogen to split into positively-charged protons and negatively-charged electrons. The electrons are not able to pass through the membrane and need to travel to the other side via an external channel, creating electricity along the way (the movement of negatively-charged electrons). At the "positive" side of the fuel cell, oxygen, assisted by the catalyst material, receives the hydrogen protons, creating water (H_2O) as end product.

Fossil fuels not only create greenhouse gas emissions, they will also run out at some point in the future. Hydrogen offers the perspective of allowing significant reductions in CO_2 emissions. The mixture of hydrogen with oxygen results in the production of energy with the only by-product being water. Fuel cells are units where this reaction happens. They could be used to power the environmentally friendly car of the future: doing away with the problem of exhaust gases.


Fuel cell
store
Flow of
hydrogen
Membrane
Hydrogen tank
"Negative" side
of fuel cell
Flow of
hydrogen-
electrons
"Positive" side
of fuel cell

RECYCLING
Recovery of scarce metals

Umicore is a materials technology group offering high-performance materials for high-end applications, using as little as possible scarce and expensive metals.

This strategy is reflected in our goal to continuously increase the re-use of materials in our production processes. It involves products which have reached the end of their life cycle or by-products of other production processes.

Recycling is particularly important in the field of precious metals. Although precious metals are engineered in such a way that they become increasingly efficient, the use of modern technology in everyday applications has exploded in recent years boosting the demand for precious metals, which are scarce by definition.

Meanwhile, Umicore has become the world's leading recycler of precious metals: the bulk of our inflow of precious metals originates from secondary materials.

Recycled metals



Au
Pd
Pt
Bi
In
Ag

Obsolete mobile phones contain valuable precious metals such as silver (Ag), gold (Au) or palladium (Pd) which Hoboken's complex recycling and refining operation is able to capture. On average 50,000 mobile phones contain about 1 kg of gold and 10 kg of silver. Only about 1% of all phones discarded annually are recycled. The potential for this type of "above ground mining" is therefore huge.

N_2O ABATEMENT CATALYST
Cutting greenhouse gases

Agriculture relies heavily on the use of fertilizers, in which nitric acid plays a prominent role as a key ingredient. Nitric acid itself is produced via the oxidation of ammonia: this process however generates nitrous oxide (N_2O) as a by product. The challenge is that "laughing gas", as N_2O is commonly referred to, is a greenhouse gas and as such contributes to global warming. N_2O emissions in 2003 accounted for about 17% of all greenhouse gas emissions from industrial sources in the European Union, according to European Environmental Agency statistics.

Reversing this trend and reducing N_2O emissions in the nitric acid industry will therefore help fight the warming of our planet and offer the fertilizer industry the opportunity to contribute its bit to meeting environmental regulations and help turn our planet into a sustainable one!

Umicore, along with its partner Alvigo, has developed a cost-efficient catalyst technology that will cut the emission of N_2O gases from ammonia oxidation reactors by more than 90%, depending on the application.


N2O
N2O
N2O
N2
O2
O2
N2

The catalyst system – in the form of a honeycombed hexagonal monolithic structure – does not contain any precious metals, making it very cost-effective. Unlike some of its rivals, which rely on heavy metals, it uses iron to trigger the catalyst reaction with N_2O gases, making this a very environmentally friendly technology.



I've been working on this novel breakthrough technology to produce solar grade silicon from the very beginning. It has been a privilege. And it is a real pleasure to see that the development of new materials for a more sustainable future has become so important within Umicore.

Tjakko Zijlema
Technology Development Manager, Hycore, Porsgrunn, Norway

WE GROW

Umicore and Hydro in 2007 set up Hycore, a joint-venture to produce solar grade silicon. Hycore uses a new cost-efficient technology to meet the rapid growth of a photovoltaic sector faced with a shortage of solar grade silicon. Tjakko Zijlema (left) and Eric Robert (right) have been involved in this project from the start. Tjakko has since moved to Hycore and Eric is involved from within Umicore.

ECONOMIC REPORT



I've been interested in the broader issue of energy supply, as well as the social and economic problems involved, for a long time now. Being able to work on a process that would enable the development of a truly sustainable way of producing energy was a fantastic opportunity for me.

Eric Robert
Project Leader, Umicore Research, Olen, Belgium



22
ADVANCED MATERIALS



26
PRECIOUS METALS PRODUCTS & CATALYSTS



PRECIOUS METALS SERVICES



34
ZINC SPECIALTIES



"Climate change is something to take seriously if mankind wants to sustain life on this planet. Actually, one of the best and easiest ways to achieve a sustainable future is to clean up after ourselves. Umicore already invests heavily in clean and energy-efficient materials but it is also a matter of attitude. Our site in Fort Saskatchewan has strict rules about a clean working environment, if only out of courtesy towards the employees, the customers and the people living in our own area."

utin,

logist

Profile

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of advanced applications. The main materials used are cobalt, germanium and nickel. The business group is composed of two business units and also comprises a 40% shareholding in Element Six Abrasives - a joint venture with Element Six.

Cobalt and Specialty Materials (CSM) is a world leader in cobalt and nickel chemicals. Its key products include cobalt compounds used in rechargeable batteries, fine cobalt powders used in hard-metal and diamond tools and metallic compounds for ceramics and catalyst applications. **Electro-Optic Materials** is the world's foremost producer of germanium materials. Key products include substrates for photovoltaics and photonics and lenses and optical assemblies for night vision applications. Forty percent owned **Element Six Abrasives** produces synthetic diamonds and other abrasive materials for use in industrial tools.

RECURRING EBIT (in million €)


2003
2004
2005
2006
2007
recurring EBIT
of which fully consolidated

REVENUES (in million €)


16.5%
21.7%
14.9%
2003
2004
2005
2006
2007
— REBIT margin
Revenues (excluding metal)

CAPITAL EMPLOYED (in million €)


24.7%
20.9%
2003
2004
2005
2006
2007
— Return on Capital Employed
Capital employed, average

EBIT & EBITDA (in million €)


2003
2004
2005
2006
2007
EBITDA
total EBIT

CAPITAL EXPENDITURE (in million €)


2003
2004
2005
2006
2007
Capital expenditure

WORKFORCE


2003
2004
2005
2006
2007
Workforce, end of period
of which fully consolidated

Cobalt & Specialty Materials

In **Rechargeable Battery Materials** sales of lithium cobaltite grew strongly year-on-year. The continued increasing price of cobalt and lithium prices put pressure on the premiums as the year progressed, thereby offsetting some of the positive volume effect on the revenues. Umicore started commercial sales of next generation materials for Li-Ion batteries for use in power tools and hybrid electric vehicles and increased its research efforts for these applications.

The **Ceramics and Chemicals** activities continued to performed strongly, with revenues well above those of the previous year. Umicore is benefiting from its dedicated customer approach and has grown its market share in nickel specialties for plating and catalysis applications used in processes such as the desulphurisation of crude oil. The company completed the acquisition of Corn. Van Loocke, a carboxlates producer based in Belgium. This allowed the business unit to extend the product offering.

Sales volumes in **Tool Materials** business were at similar levels to 2006 while premiums improved significantly, as a result of reduced exports from Chinese competitors (related to the removal of tax rebates). This more than compensated for the effects of a weaker US dollar.

Electro-Optic Materials

Sales volumes in **Substrates** were well above the levels of 2006. The bulk of the volume was for space solar cells, and the business has benefited from increased activity in the space industry. The continued growth in terrestrial concentrator photovoltaics using germanium substrates, as well as the growth in LED applications, provided additional momentum for the business.

In **Optics**, sales volumes of germanium blanks increased and the business regained market shares in Europe. Sales in North America were stable. The growth in sales of optical assemblies for automotive night vision applications was slower than anticipated. Sales volumes for germanium tetrachloride for the optical fibre industry were down year-on-year.

The European Commission's 7th Framework contains several research priorities including the development of automotive detector systems for the protection of pedestrians, and the development of terrestrial photovoltaic concentrator systems. These are areas of development where Umicore's germanium-based lenses and solar cells play a role.

At the end of 2007 Umicore purchased the outstanding 40% minorities in the germanium refining operations in Dong Chuan, China.

Key figures (in million €)	2003	2004	2005	2006	2007
Turnover	354.9	552.5	456.4	606.4	770.7
Revenues (excluding metal)	221.2	308.6	275.1	287.2	293.9
EBITDA	55.3	106.3	83.6	77.1	79.4
Recurring EBIT	50.1	85.4	59.4	52.9	60.2
of which associates (1)	13.5	18.6	18.4	22.3	22.6
Total EBIT	36.4	76.6	57.7	43.6	53.0
Recurring EBIT margin	16.5%	21.7%	14.9%	10.6%	12.8%
Capital expenditure	17.9	24.9	22.2	15.8	18.7
Capital employed, average	203.0	408.5	387.0	380.9	377.9
Return on Capital Employed (ROCE)	24.7%	20.9%	15.4%	13.9%	15.9%
Workforce, end of period	2,921	4,075	4,330	5,515	5,624
of which associates (1)	1,584	2,574	2,935	4,139	4,261

(1) Ganzhou Yi Hao Umicore Industries Co. Ltd., Jiangmen Chancsun Umicore Industry Co. Ltd., Todini and Co., (all Cobalt & Specialty Materials); Element Six Abrasives

Element Six Abrasives

Element Six Abrasives' contribution to Umicore's results remained at a high level despite adverse structural and translational currency effects. The main area of growth was in abrasive products, primarily polycrystalline materials, for tools used in the oil and gas drilling sectors. Sales volumes in this segment were up by 20%. In the smaller area of abrasives for woodworking and metalworking tools, sales volumes were also up significantly, driven by market demand and also benefiting somewhat from substitution of carbide materials by diamond and cubic boron nitride products. Sales of diamond grit to external customers increased by 10%.

Element Six Abrasives completed the acquisition of Barat Carbide – a leader in the development and manufacturing of tungsten carbide wear solutions for mining, construction and oil and gas drilling applications. The combination with Barat offers complementary material competences to Element Six Abrasives. The business had been successfully integrated into the Element Six Abrasives operations by the end of 2007.

TURNOVER (BY DESTINATION)


Europe: 35%
North America: 17%
South America: 2%
Asia / Pacific: 46%

RESOURCE EFFICIENCY


End-of-life materials: 14%
Secondary materials (excluding end-of-life materials) 65%
Primary materials: 21%

WORKFORCE, END OF PERIOD


Europe: 45%
North America: 3%
South America: 30%
Asia / Pacific: 22%

Sustainability considerations

Rechargeable battery materials (particularly lithium-ion and its derivatives) have significant potential to accelerate the penetration of more energy-efficient vehicles such as hybrid electrical and electric cars. While germanium has traditionally been used primarily for space photovoltaics, it is increasingly being used for terrestrial solar power generation. Managing the issue of cobalt dust in the workplace is a key health and safety consideration for CSM; the business also pays particular attention to the ethical sourcing of cobalt ores in Central Africa, the world's main source of primary cobalt supply. Some 79% of Advanced Materials' raw material needs are sourced from end-of-life and secondary materials.



In our operations in Buenos Aires, we know all too well that providing "materials for a better life" is often a matter of life and death: we concentrate on producing precious metals-based pharmochemical products that are supplied to the pharmaceutical industry and are known to be effective as part of cancer therapy. We of course take pride in our contribution – however modest it may be – but know full well that the fight must go on to make these materials increasingly effective to better the life of so many patients.

Nestor Cid, Production and Development Manager Buenos Aires, Argentina

Profile

Precious Metals Products and Catalysts produces a range of complex functional materials based on precious metals and its expertise in technology platforms such as catalysis and surface technology. The business is organized in five business units:

Automotive Catalysts is one of the world's leading producers of catalysts used in automotive emission abatement systems for both light-duty and heavy-duty vehicles. **Catalyst Technologies** produces precious-metals based catalysts for the life science and chemical industries and is a key developer of technology for fuel cell applications. **Jewellery and Electroplating** produces semi-finished precious metals-based products, for jewellery and industrial applications. It also produces electrolytes for electronic, wear protection and decorative applications. **Technical Materials** produces contact and brazing materials for use in electrical and construction applications and platinum equipment for the production of high quality glass. **Thin Film Products** produces metallic targets for producing ultra-thin coatings on a wide range of applications.

RECURRING EBIT (in million €)(1)


2003
2004
2005
2006
2007
recurring EBIT
of which fully consolidated

REVENUES (in million €)(1)


13.9%
16.1%
16.7%
15.5%
16.2%
2003
2004
2005
2006
2007
REBIT margin
Revenues (excluding metal)

CAPITAL EMPLOYED (in million €)


17.5%
21.1%
22.3%
20.0%
21.0%
2003
2004
2005
2006
2007
Return on Capital Employed
Capital employed, average

EBIT & EBITDA (in million €)(1)


2003
2004
2005
2006
2007
EBITDA
total EBIT

CAPITAL EXPENDITURE (in million €)(1)


2003
2004
2005
2006
2007
Capital expenditure

WORKFORCE


2003
2004
2005
2006
2007
Workforce, end of period
of which fully consolidated

(1) Only 5 months of former PMG activities and 12 months of Thin Film Products

Automotive Catalysts

The Automotive Catalysts business recorded significant year-on-year revenue growth, although the phasing out of a customer platform in North America was largely responsible for a lower performance in the second half of the year.

Global automotive production grew by 5% in 2007. Light duty vehicle production in North America was down by 2%. Umicore's sales volumes in North America were influenced by a build up of OEM inventory in the first half. In the European market, production of light duty vehicles increased 5.5%. Umicore's sales volumes in the region increased year-on-year, driven by market growth, a good platform mix and the increased market penetration of diesel particulate filters.

Light duty vehicle production in Asia continued to grow strongly with China and South Korea leading the way. Umicore benefited substantially from this growth through its strong positions in both countries. The decision was taken to install a third production line in Suzhou, completion of which is scheduled for mid-2008. Sales of Umicore's products in the South American market were in line with the solid growth seen in that region.

In September Umicore completed the acquisition of the catalyst operations of Delphi Corp. This acquisition provides Umicore with a complementary customer base, three production facilities and interesting product and process technologies backed up by additional research and testing capabilities. As a result of the acquisition, by the end of 2007 Umicore had become the market leader in catalysts for light duty vehicles. The final purchase price was approximately € 50 million.

In 2007, Umicore continued in its efforts to establish a deeper presence in the Heavy Duty Diesel (HDD) market in both on-road and non-road applications. In support of these efforts, approval was given for the development of new HDD testing capabilities in Germany, Brazil, Korea and the US.

The results of Automotive Catalysts contain the reversal of a provision for a doubtful receivable recorded in 2005. This had a positive impact of € 4 million at EBIT level.

Catalyst Technologies

Precious Metals Chemistry recorded an improved performance for the year with higher sales of products to the fine chemicals and life science sectors. The decision was taken to relocate the plant in Guarulhos (Brazil) to a dedicated facility in Americana, some 150 km to the north of Sao Paolo. Construction of a new production facility in Buenos Aires, Argentina, commenced during the year and is set to be completed by mid-2008.

In **Fuel Cells** the development of catalysts for fuel cell and reforming applications continued in close cooperation with SolviCore and fuel cell producers.

Supplies of materials for the battery and GTL catalyst **Recycling Solutions** increased – some 600 tonnes of used rechargeable batteries were received for recycling during the year.

Key figures (in million €)	2003 (2)	2004	2005	2006	2007
Turnover	646.0	1,678.7	1,860.6	2,502.2	2,940.8
Revenues (excluding metal)	286.9	708.9	766.2	837.6	964.2
EBITDA	62.9	166.6	177.7	181.1	197.6
Recurring EBIT	42.9	122.8	136.1	139.0	161.9
of which associates (1)	3.1	9.0	8.4	9.1	5.4
Total EBIT	42.9	122.4	135.3	132.2	151.4
Recurring EBIT margin	13.9%	16.1%	16.7%	15.5%	16.2%
Capital expenditure	13.7	49.2	43.6	32.7	40.8
Capital employed, average	538.3	581.9	610.1	695.1	770.8
Return on Capital Employed (ROCE)	17.5%	21.1%	22.3%	20.0%	21.0%
Workforce - end of period	3,319	3,273	3,420	4,022	4,508
of which associates(1)	163	178	220	263	248

(1) ICT Co. Japan, ICT Inc. USA, Ordeg Korea (all Automotive Catalysts); SolviCore (Catalyst Technologies)

(2) Only 5 months of former PMG activities and 12 months of Thin Film Products (previously in Advanced Materials)

Technical Materials

In **Contact Materials** the business was able to generate strong revenue growth year on year. The business finalized the acquisition of AMES Electro Materials, a major producer of contact materials in North America.

In **BrazeTec** annual revenues were well above those of 2006. The European and Chinese operations continued to generate the cornerstone of growth for the business. Growth was achieved both in the more traditional metallurgical brazing alloys as well as more specialized products.

In **Electronic Packaging Materials** sales volumes for die-attach materials grew in line with the market for semiconductor electronics.

Platinum Engineered Materials' revenues were well up year-on-year. Customers commissioned more new production lines and required more frequent replacement of equipment in existing facilities. Deliveries of platinum gauzes and N_2O abatement catalysts used in the production of fertilizer showed good year-on-year growth.

Jewellery & Electroplating

Jewellery and Industrial Metals recorded increased annual sales volumes for both silver and gold products. Global demand for jewellery increased year-on-year and the business also benefited from increased exports by Europe's luxury jewellery brands to other regions. The unit was also awarded the contract to supply blanks for the German € 10 coins.

In **Electroplating**, growth in the electrical and electronics markets translated into higher demand for high-end components and services for electrical connectors and printed circuit boards. Sales volumes of electrolytes for jewellery and other decorative applications were up year-on-year.

Thin Film Products

Steady growth was recorded in **Optics and Wear Protection** on the back of general market demand. The acquisition of an optics operation in China at the beginning of the year also benefited the business.

The **Electronics and Data Storage** operations saw revenues for electronics grow in line with the electronics maket while the data storage market continued to shrink.

In **Large Area Coatings** sales volumes of ITO targets grew strongly although premiums continued to be affected by price pressure.

TURNOVER (BY DESTINATION)



Europe: 54%
North America 9%
South America: 8%
Asia / Pacific: 15%
Africa: 14%

RESOURCE EFFICIENCY



End-of-life materials: 8%
Secondary materials (excluding end-of-life materials) 2%
Primary materials: 90%

WORKFORCE, END OF PERIOD



Europe: 48%
North America: 13%
South America: 11%
Asia / Pacific: 22%
Africa: 6%

Sustainability considerations

Umicore's Automotive Catalysts business plays an important role for society and the environment by enabling continuous reductions in harmful pollutants from vehicles. In Technical Materials, platinum-based catalysts are used to reduce the emission of nitrous oxides (a harmful greenhouse gas) in the production of fertilizer. The Catalyst Technologies business develops technologies for fuel cells; although this market is a nascent one, it offers the potential to provide cleaner power generation for a variety of applications. In Thin Film Products, potential exists to contribute to the growth of renewable power generation by producing thin film materials for photovoltaic use. Approximately half of Umicore's precious metals requirements in the division could, if needed, be sourced from the company's Precious Metals Refining operations. Primary materials represent 90% of Precious Metals Products & Catalysts' feed, largely due to the automotive catalyst substrates. Excluding this effect, secondary materials reach some 37% of the feed. The business is Umicore's single biggest investor in research and development.



If it weren't for our activities, we would miss out on a unique opportunity to save natural resources via recycling: a simple act adds important things to our daily life. That's why I'm proud to be part of the Umicore Group and share responsibility for living up to the challenge of promoting the recycling of electronic scrap and end-of-life rechargeable batteries in my country.

Ricardo Rodrigues, Business Development Manager, Guarulhos, Brazil

Profile

Precious Metals Services is the world market leader in recycling complex waste streams containing precious and other non-ferrous metals. Its core business is to provide refining and recycling services to an international customer base. It is divided into two business units:

Precious Metals Refining can recover some 17 precious and other non-ferrous metals from a wide range of complex industrial intermediate materials and from precious metals-bearing scrap from electronic and catalytic applications. It sources these materials from a truly global supply base. Precious Metals Refining is unique in the range of materials it is able to recycle and the flexibility of its operations. The **Precious Metals Management** activity offers a range of services to internal and external customers including leasing, hedging and physical delivery of metals.

RECURRING EBIT (in million €)


recurring EBIT

REVENUES (in million €)


21.3%
24.2%
40.4%
37.4%
— REBIT margin
Revenues (excluding metal)

CAPITAL EMPLOYED (in million €)


47.5%
54.4%
— Return on Capital Employed
Capital employed, average

EBIT & EBITDA (in million €)


EBITDA
Total EBIT

CAPITAL EXPENDITURE (in million €)


Capital expenditure

WORKFORCE


Workforce, end of period

Precious Metals Refining

The business matched the outstanding operational performance of 2006.

Supply conditions, the main driver for the performance of the business, remained favourable throughout the year. The further increase in availability of raw materials was translated into overall improvements in commercial terms for all intake categories from industrial by-products to end-of-life waste streams. The intake of end-of-life materials continued to increase in the higher value segments and Umicore successfully grew its presence in the different markets. The refining operations processed more high-grade electronic scrap than was the case in previous years. The intake of spent catalysts of all categories increased significantly and in 2007 Umicore became one of the world's top three recyclers of spent automotive catalysts. The business is fully focused on utilizing the flexibility of the operations to select the most complex and highest value materials from both secondary and end-of-life sources. The refining operation also felt the benefits of the synergies brought about from the transfer of the Hanau recycling activities to Hoboken early in the year.

The business continued to benefit from high metal prices. Prices for most precious and specialty metals were higher in 2007 than in 2006. The weakening dollar exchange rate mitigated these increases to a certain extent but most metals prices increased even when expressed in Euro.

Other elements also further enhanced the competitiveness of the operations: the performance of the sampling and assaying process persuaded more suppliers to enter into longer-term commercial relationships. This also improved the visibility on medium-term revenues. An accurate and trustworthy sampling process is of particular importance to suppliers of materials in a high metal price environment. The ethical sourcing practices and recognised eco-efficiency of the Hoboken operations provided an additional advantage to attract quality suppliers.

The investment in the precious metals pre-concentration process neared completion in 2007. This investment aims to further improve the flow sheet – notably at the pre-concentration step. This will ensure that the operations become even more flexible and offers the possibility to speed up the flow of materials through the facility. It is anticipated that the benefits of the investments will start to be felt from April 2008. Other smaller investments, which aim to further improve the service level and to master the growing complexity of precious metals-bearing materials, were launched during the year.

Key figures (in million €)	2003	2004	2005	2006	2007
Turnover	1,717.0	2,282.9	3,133.0	4,005.7	3,465.6
Revenues (excluding metal)	214.7	204.9	234.5	325.0	357.9
EBITDA	71.3	59.0	97.7	162.4	173.3
Recurring EBIT	45.7	34.0	56.8	131.3	133.9
Of which associates[1]	(0.1)				
Total EBIT	45.7	31.8	56.6	121.5	128.9
Recurring EBIT margin %	21.3%	16.6%	24.2%	40.4%	37.4%
Capital expenditure	23.2	20.9	23.5	20.9	52.1
Capital employed - average	240.6	289.9	254.7	276.2	246.0
Return on Capital Employed (ROCE) %	19.0%	11.7%	22.3%	47.5%	54.4%
Workforce - end of period	1,180	1,289	1,297	1,314	1,452

(1) Cycleon (Precious Metals Refining): in 2003 only

Precious Metals Management

Prices of most precious metals reached all time or multi-year highs during the second half of 2007. Silver and rhodium reached 26-year and 17-year highs respectively, while in December the platinum price reached an all-time record level. These higher levels benefited the lease business, while the increased levels of price volatility provided further trading opportunities.

Demand for physical metal as an investment continued to increase in 2007, particularly during the second half. Deliveries of gold bars rose significantly, driven by investor demand for the metal – a traditional safe-haven during times of financial and economic uncertainty.

Umicore is a founding partner in Deutsche Börse Commodities GmbH, an exchange traded gold fund set up in Frankfurt in December 2007. Umicore will ensure the physical delivery of traded metal, thereby enhancing its brand recognition as a provider of physical precious metals on the German and Swiss markets.

TURNOVER (BY DESTINATION, EXCLUDING PRECIOUS METALS MANAGEMENT)



Europe: 73%
North America: 14%
South America: 9%
Asia / Pacific: 3%
Africa: 1%

RESOURCE EFFICIENCY



End-of-life materials: 13%
Secondary materials (excluding end-of-life materials): 70%
Primary materials: 17%

WORKFORCE, END OF PERIOD



Europe: 91%
North America: 2%
South America: 7%

Sustainability considerations

Umicore's feed comes almost completely from secondary sources (industrial by-products and end-of-life materials). The business group's resource efficiency (use of recycled plus secondary sources) amounts to 83%. The operations offer the ultimate example of closing the materials loop and using the infinite recyclable properties of metals to the maximum. Recycling involves significantly less energy use (and greenhouse gas emissions) per kilogram of recovered metals than primary production (mining). Recycling of precious metals is likely to become even more important given the potential physical constraints on precious metals supply from primary sources and the projected increase in demand for precious metals for use in applications such as automotive catalysts and fuel cells. A program to address historical pollution issues around the Hoboken plant is in the process of being finalized. In terms of occupational health the level of lead in blood of employees at the Hoboken site and rare sensitization as a result of exposure to platinum salts are monitored closely.



During the seven years I have been working for Umicore Norway I have witnessed a lot of improvements, not just on production-related issues but also on environmental awareness. And this trend is unlikely to stop because management never ceases to encourage the employees to bring forward suggestions for further improvements.

Bjorn Tore Mathisen,
Fine Zinc Powders, Larvik,
Norway

Profile

Zinc Specialties develops zinc-based chemicals, powders and materials for a wide variety of applications. Zinc Specialties is organized around three business units:

Zinc Chemicals produces fine powders and oxides which are used primarily for their qualities in providing corrosion or UV protective properties to paints and other materials and also for their catalytic and chemical properties in applications such as the production of rubber and ceramics. **Building Products** produces zinc roofing, rainwater and façade systems for the construction industry. **Zinc Battery Materials** focuses on producing zinc powders for primary alkaline batteries.

RECURRING EBIT (in million €)


2003
2004
2005
2006
2007
recurring EBIT
of which fully consolidated

REVENUES (in million €)


6.4%
15.9%
3.9%
18.7%
14.2%
2003
2004
2005
2006
2007
REBIT margin
Revenues (excluding metal)

CAPITAL EMPLOYED (in million €)


22.2%
18.3%
11.6%
6.4%
10.7%
2003
2004
2005
2006
2007
Return on Capital Employed
Capital employed, average

EBIT & EBITDA (in million €)


2003
2004
2005
2006
2007
EBITDA
total EBIT

CAPITAL EXPENDITURE (in million €)


2003
2004
2005
2006
2007
Capital expenditure

WORKFORCE


2003
2004
2005
2006
2007
Workforce, end of period
of which fully consolidated

Zinc Chemicals

Premiums for **Fine Zinc Powders** were higher year-on-year but gradually decreased through the year. Sales volumes were lower, mainly for paint-grade materials, due to lower demand from Asia. Despite stable activity levels in the container and ship-building sectors the high level and volatility of the zinc price in the past 18 months drove some customers to reduce the concentrations of zinc used in anti-corrosive paints. A new alloyed zinc powder was approved by a major customer during the year. This material offers superior corrosion protection in certain applications.

Sales volumes of **Zinc Oxides** grew only slightly year-on-year with better sales in Asia largely offset by reduced demand in Europe. The high zinc price in previous periods led customers to reduce their use of oxides wherever possible. Revenues benefited further from the increased level of premiums. Two new formulations of advanced compounds were qualified for use in cosmetic and paint applications respectively with sales expected to start in 2008.

Costs of secondary raw materials for the recycling operations increased, creating more challenging supply conditions.

Building Products

Full year sales volumes were 10% lower than the previous year, due partly to competitive pressure and product substitution caused by a high zinc price. Sales in the first months of the year were also hampered by de-stocking by customers who had built up high levels of inventory during the significant raw material price increases in late 2006. The development of new housing and other construction projects grew only slightly in Europe, with certain key markets such as Germany shrinking year-on-year.

The business was also hampered by production yield issues and significantly increased costs linked to the start-up of several new production lines. Various technical adjustments needed to be made to these new lines towards the end of the year. Yields started to improve as a result of the adjustments and are expected to return to normal levels in the course of 2008.

The business continued to grow its market position in speciality products, such as pre-weathered materials and coloured materials such as QUARTZ-ZINC®, ANTHRA-ZINC® and PIGMENTO®. Average sales premiums were well above those of the previous year.

In line with the declining zinc price towards year end, a € 10 million pre-tax non-recurring impairment charge was booked on the permanently tied up inventories. A significant portion of these inventories were constituted at the time of the carve out of the zinc alloys business – a period characterized by high zinc prices.

Key figures (in million €)	2003	2004	2005	2006	2007
Turnover	803.6	933.8	940.8	982.9	1,056.1
Revenues (excluding metal)	440.6	482.0	448.4	235.5	294.1
EBITDA	64.2	134.0	65.1	66.5	61.7
Recurring EBIT	28.4	79.9	24.7	50.9	41.9
of which associates (1)	0.1	3.4	7.2	6.8	0.2
Total EBIT	19.3	82.3	(25.4)	45.2	34.8
Recurring EBIT margin %	6.4%	15.9%	3.9%	18.7%	14.2%
Capital expenditure	45.0	41.5	47.2	25.2	25.5
Capital employed - average	264.5	360.5	383.5	277.4	359.5
Return on Capital Employed (ROCE) %	10.7%	22.2%	6.4%	18.3%	11.6%
Workforce - end of period	4,093	4,048	3,977	2,027	2,172
of which associates(1)	1,218	1,173	1,159	477	509

(1) Rezinal (Zinc Chemicals); Ieqsa (Building Products)

Zinc Battery Materials

The business unit generated improved revenues compared with the previous year. This was primarily due to better sales volumes of higher value-added battery powders at the Belgian operations. This more than offset the reduced revenues from the Chinese operation where The removal of Chinese tax rebates led to a more challenging export environment and although lost export volumes were partially compensated by domestic sales, these products tend to sell at a reduced margin on the domestic market.

TURNOVER (BY DESTINATION)


Europe: 76%
North America 7%
South America 1%
Asia / Pacific: 16%

RESOURCE EFFICIENCY


End-of-life materials: 42%
Primary materials: 58%

WORKFORCE, END OF PERIOD


Europe: 63%
North America: 1%
South America: 21%
Asia / Pacific: 15%

Sustainability considerations

The corrosion protection offered by zinc-rich paints, coatings and materials significantly prolongs the life of the coated material (eg steel). Zinc Specialties is a significant recycler of zinc, with 42% of the feed coming from recycled sources. "Closing the loop" is a central pillar of the business strategy. In terms of sustainability challenges, Umicore has been at the forefront of developments of nano-sized zinc and titanium particles used in its powders. The handling of such material in the workplace is strictly monitored and controlled and the company also contributes to deepening the understanding of nano-science at the level of the European Union.


WE LIVE

ENVIRONMENTAL REPORT









…s able …ant …ferent …ld. It was …e how …n terms o… …elopment …gly assum… a ce… in their daily m…ement. I a… convinced that the Gro… objectives provide an excellent tool to allow Umicore's approach to sustainable development to be put into effect, if only for the ability to translate a rather theoretical concept into concrete and relevant actions at site level. More importantly, these objectives lay the foundation of sustained improvements in our environmental performance. The continued improvement in 2007 of most of our key environmental indicators is witness to that.

Bert Swennen, Director Environment, Health and Safety Management, Brussels, Belgium.

GROUP ENVIRONMENTAL PERFORMANCE ANALYSIS

Scope

This section offers an evaluation of Umicore's environmental performance for 2007 in comparison with 2006. The analysis focuses on the material environmental aspects, most of which form the basis of the Group environmental objectives for the period 2006-2010 (see pages 49-52). Only data from consolidated sites where Umicore has operational control are included in this report.

Umicore's zinc alloys business was transferred to Nyrstar in September 2007. Because the environmental performance data is only generated in October, the 2007 environmental performance of the zinc alloys activities in Auby (France), Le Vigéant (France) and Balen and Overpelt (Belgium) are no longer available to Umicore. These sites, due to the nature of their activities, contributed significantly to the Group's overall environmental impact. Since they are no longer part of Umicore, the relative environmental impact of Umicore's remaining activities has changed considerably. The activities of the Precious Metal Refining and Zinc Chemicals business units now show a higher relative contribution. In order to present a set of comparable data, the 2006 environmental performance was recalculated excluding the zinc smelting activities. Where relevant, the 2006 figures, including the zinc alloys activities, are reported in the text.

Within the scope of Umicore's current reporting framework, it was necessary for the majority of the sites to report environmental performance at the end of the third quarter together with a forecast for the fourth quarter while the four sites with the largest environmental impact (in 2007: Hoboken, Changsha, Hanau, Olen) reported their full-year figures.

Umicore uses a central environmental database for all the sites to report their data, ensuring a consistent interpretation of the definitions of the key indicators. In 2007, some of the definitions were refined (nitrous oxide) or added (volatile organic compounds, ozone depleting substances, biodiversity). Due to these changes and improved data collection at site level, some performance data for previous years were adjusted in order to better reflect current knowledge.

The key performance data are summarized in the table on page 47.

FIG. 1: INPUT MATERIALS UMICORE 2007 (in %)


primary materials: 38%
recycled materials: 25%
secondary materials: 37%

Resource efficiency and recycling

Recycling of metals-related materials is at the core of Umicore's business. In order to quantify this aspect, the company reports on its "resource-efficiency and recycling capabilities"; each business unit is required to identify the origin of its incoming materials using the following definitions:

- Primary materials: materials that are being used for the first time. These materials are mainly ores and concentrates.
- Secondary materials: by-products of primary material streams
- Recycled materials: materials that have ended their first life cycle and will be re-processed through recycling, thereby entering a 2nd, 3rd ... life.

- Incoming materials are regarded as primary by default if their origin is unknown.

The collected data are expressed in terms of total tonnage of incoming material.

In 2007, only 38% of Umicore's incoming materials were of primary origin compared to 60% in 2006. This difference is explained by the divestment of the zinc alloy activities which have a higher relative intake of primary materials. Twenty-five percent of the incoming materials were recycled materials while 37% consisted of secondary materials (figure 1).

FIG. 2: WATER CONSUMPTION (1,000 m³)


2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2006
2007

FIG. 3: ENERGY CONSUMPTION (in TJ)


3,000
2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2006
2007

Water consumption

The total water consumption covers the use of water for process and sanitary purposes.

In 2007, total water consumption decreased slightly from 5,148,000 m³ in 2006 to 4,963,000 m³, representing a decrease of about 3.6%. This reduction is mainly due to an improved water intake management at the sites in Viviez and Changsha (Zinc Specialties) (figure 2). Including the zinc alloys activities, total water intake in 2006 amounted to 7,841,000 m³.

Energy consumption

In order to provide a detailed understanding of Umicore's energy consumption, information is collected on all relevant energy carriers. This includes data on electricity, heavy fuel, gas-oil, natural gas, liquefied propane gas (LPG), coal as well as data on the energy content of purchased compressed air and steam. The two main office buildings (Brussels and Bagnolet) also reported their energy consumption.

In 2007, total energy consumption was at 7,637 terajoules, largely at the same level of 2006, despite significant sales growth during the period. Including the zinc alloys activities, the Group's energy consumption in 2006 amounted to 13,999 terajoules.

The transfer of the Zinc Battery Materials business unit from Advanced Materials to Zinc Specialties explains the difference in energy consumption between 2006 and 2007 for these two business groups. The site in Hanau recorded a reduced energy consumption of about 36 terajoules due to the partial closure of the precious metal refinery plant (figure 3). The energy consumption of the two main office buildings in Brussels and Bagnolet was about 11 terajoules. The revamping of the office building in Brussels will further decrease energy consumption in 2008.

Waste

For the second year, each Umicore site was required to report separately volumes of both hazardous and non-hazardous waste as defined by their local legislation. During 2007, many sites reviewed their waste management which resulted in more accurate figures compared to 2006. The figures below do not include the excavated contaminated soil from the various rehabilitation projects.

In 2007, Umicore generated 62,225 tonnes of waste compared to 62,031 tonnes in 2006.

The total amount of hazardous waste rose slightly to 26,921 tonnes in 2007. In 2006, when the zinc alloys business was included, the total volume of hazardous waste was about ten times higher that, at 263,000 tonnes, caused by the high volumes of an iron rich residue ("goethite") which is generated by the zinc refining activities.

The increase of hazardous waste in 2007 compared to the adjusted figure for 2006 is mainly due to a deficient sludge drier in Pforzheim (Precious Metal Products and Catalysts) resulting in higher volumes. Furthermore, several sites identified additional hazardous waste streams that had not yet been identified in 2006. Examples include zinc ashes in Viviez (Zinc Specialties); coal tar in Changsha (Zinc Specialties); spent ethanol in Cheonan (Advanced Materials) and sludge from the waste water treatment at the precious metal operation in Suzhou (Precious Metal Products and Catalysts). All these waste streams were recycled, resulting in a higher recycling rate for hazardous wastes of 14.2%, up from 4.4% in 2006 (figure 4).

FIG. 4: TOTAL WASTE PRODUCED (in tonnes)


25,000
20,000
15,000
10,000
5,000
0
2006
2007
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Non recycled waste
Recycled waste

Volumes of non-hazardous waste decreased from 37,089 tonnes in 2006 to 35,304 tonnes in 2007 mainly due to less construction debris at the site in Hoboken (Precious Metals Services). Sixty-eight percent of the non-hazardous waste was recycled compared to 63% in 2006.

Emissions to water and air

Emissions to water

In 2007, Umicore reduced its metal emissions to water from 7,549 kg to 4,858 kg, a decrease of 36% (figure 5). Including the zinc alloys business, total metal emissions to water amounted to 9,118 kg in 2006.

Significant improvements were made at the sites in Olen and Subic (Advanced Materials) due to improvements in the performance of their waste water treatment plants. At the plant in Hoboken (Belgium), a detailed analysis of the different sources of waste water from several production departments allowed a further reduction of metal emissions to water. The issue of higher metal emissions to water at the site in Guarulhos (Precious Metals Products and Catalysts) in 2006 was resolved (see 2006 Report to Shareholders and Society, page 35) (see also "regulatory compliance" section).

In 2007 a total of 268,534 kg of "chemical oxygen demand" (COD) was discharged to surface waters (data not presented in overview table) compared to 224,268 kg in 2006. The increase is mainly due to higher volumes being treated at the site in Olen (Advanced Materials).

Emissions to air

In 2007, total metal emissions to air amounted to 14,532 kg; down from 18,431 kg the year before (figure 6). Including the zinc alloys activities, the 2006 figure was at 33,468 kg.

The decreased levels reported in the Advanced Materials section are primarily due to lower emissions at the plant in Fort Saskatchewan (Canada). In addition, the transfer of the Zinc Battery Materials activities to the Zinc Specialties business group further explains the decrease in metal emissions to air for the business group Advanced Materials.

On the other hand, the Hoboken site (Precious Metals Services) observed increased metal emissions to air, mainly due to the temporary higher emissions of arsenic from the lead blast furnace (see also "regulatory compliance" section) and higher emissions of lead from the precious metal concentration and smelting operations. The site also included the gaseous metal fractions in its air monitoring sampling.

The sites in Angleur and Changsha (Zinc Specialties) show a decrease of metal emissions to air. The main reasons were a closer follow-up and a better control of process parameters.

FIG. 5: METALS EMITTED TO WATER (in kg)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2006
2007

FIG. 6: METALS EMITTEC TO AIR (in kg)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2006
2007

The SO_x emissions to air increased from 751 tonnes in 2006 to 810 tonnes in 2007. Including the zinc alloys activities, SO_x emissions in 2006 amounted to 2,243 tonnes.

NO_x emissions decreased slightly in 2007 (see overview table).

Emissions of "volatile organic compounds" (VOC) were added as an indicator to the Group's environmental data collection and reporting system. However, due to a lack of consistency in the reported data, a global performance figure cannot be reported. The reporting of this indicator will be further refined during 2008. For comparison, the site in Hanau (Precious Metals Products and Catalysts) reported 183,870 kg compared to 146,872 kg in 2006 (figures not presented in overview table) due to a higher activity of the catalyst testing centre.

Umicore started the collection of data on ozone depleting substances (ODS). However, as is the case for VOC, further efforts will be needed to refine the definition and the data reporting at site level.

FIG. 7: CO_2 EMISSION (in tonnes)


200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2006
2007

Greenhouse Gases

Greenhouse data have been calculated using the WRI/WBCSD GHG Protocol (2nd edition, 2004) and reported emissions are associated with both scope 1 (direct greenhouse gas emissions) and scope 2 (emissions from purchased electricity, steam and compressed air).

On this basis, total CO_2 emissions in 2007 fell to 564,795 tonnes from 571,018 tonnes in 2006 (figure 7). Including the zinc alloys activities, CO_2 emissions in 2006 amounted to 943,437 tonnes. It is estimated that CH_4 and N_2O contribute a further 30,000 tonnes of carbon dioxide equivalent compared to only some 2,500 tonnes last year. This increase is due to additional and more accurate sampling at one of our facilities. This process is currently under review for optimization in order to decrease the N_2O emission.

The company will further refine its greenhouse gas reporting in the coming year as part of a project to respond to the global challenges of climate change.

Beyond its drive for energy efficiency in its operations, in 2007 the company launched a project to review the current scope of its greenhouse gas management and reporting. This project is looking at screening the most important risks due to climate change effects on the product life cycle. Further updates on the progress of this project will be provided in the 2008 Report. One of Umicore's primary focuses from a product and process perspective is to develop "clean" materials and recycling technologies that will be able to help combat environmental degradation including climate change. For example, the recycling capabilities of the plant in Hoboken offer the world access to precious metals at a significant equivalent saving of CO_2 compared to mine produced material.

Umicore is also aware of the broader risks that could be caused by the effects of climate change and of the need for all actors in society – governments, companies and individuals – to reduce emissions of greenhouse gases. Umicore is a signatory of the Prince of Wales Corporate Leaders Group on Climate Change statement sent to world leaders on the eve of the Bali climate change summit in late 2007.This statement, signed by 150 global companies, calls for a comprehensive, legally binding United Nations framework to tackle climate change. Umicore's Chief Executive Officer, Thomas Leysen, is also a member of the EU High Level Group (HLG) on Competitiveness, Energy and the Environment. Part of the mandate of this group is to provide advice for action on climate change, particularly the EU emissions trading scheme, energy-efficiency and renewables.

Regulatory compliance

In total, over 47,000 environmental measurements were carried out at all of Umicore's industrial sites compared to some 43,000 in 2006. These measurements are done to verify environmental compliance with the applicable regulatory requirements, permits and/or local standards. They typically include waste water sampling and ambient air monitoring but also environmental noise measurements.

In 2007, 763 of these measurements exceeded the environmental standard compared to 1,418 in 2006. As a result, the overall excess rate for 2007 came down to 1.6% from 3.3% in 2006 (figure 8). This decrease is caused by the reduction of non-compliant metals levels in the waste water at the Guarulhos site (Precious Metals Products and Catalysts) (see also "emissions to water" section).

The Precious Metal Services business group counted a higher number of compliance measurements because of the transfer of the precious metal refining activities at the Hanau site to that business group.

Biodiversity

Umicore's policy includes performing a detailed environmental impact assessment as part of all major investments, acquisitions and transfers of land.

The company believes that its current activities have little adverse impact on the biodiversity of the environment in which its sites are operating. The historical contamination caused by past activities is dealt with through specific soil and groundwater remediation projects (see page 53).

In 2007, all sites were requested to report whether they operated in, or adjacent to sensitive areas related to biodiversity. Six sites reported that this was effectively the case. However, further investigation will be required to ensure a consistent interpretation. Over the years, Umicore has been involved in several biodiversity projects as part of the EU Natura 2000 network, in particular at the protected site in Angleur where natural species are being reintroduced. (See 2005 Report to Shareholders and Society, page 35).

FIG. 8: COMPLIANCE EXCESS RATE (in %)



5,0%
4,5%
4,0%
3,5%
3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2006
2007

Overview of key environmental performance indicators for the Umicore Group per business segment

Business Segment		Advanced Materials		Precious Metals Products and Catalysts		Precious Metals Services		Zinc [1] Specialties		Umicore Group	
		2006	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**
Environment											
Water consumption	1,000 m^3	2,173	**2,167**	519	**499**	1,608	**1,627**	847	**669**	5,148	**4,963**
Energy consumption	terajoules	2,678	**2,581**	833	**764**	2,616	**2,580**	1,551	**1,712**	7,677	**7,637**
Total waste produced	tonnes	21,587	**18,855**	5,509	**5,635**	22,621	**21,850**	12,314	**15,884**	62,031	**62,225**
hazardous waste	tonnes	11,238	9,887	1,605	2,167	11,516	12,650	584	2,216	24,942	26,921
recycling	%	0.28	5.08	42.06	66.84	0.38	0.31	59.89	83.22	4.41	14.24
non hazardous waste	tonnes	10,349	8,967	3,904	3,468	11,105	9,200	11,730	13,668	37,089	35,304
recycling	%	27.60	51.85	36.04	49.22	96.62	93.92	74.31	66.83	63.93	68.35
Metals emitted to water	kg	3,259	**1,516**	566	**203**	2,277	**1,678**	1,447	**1,461**	7,549	**4,858**
Metals emitted to air	kg	2,915	**878**	405	**72**	1,716	**3,175**	13,395	**10,406**	18,431	**14,532**
SO_x emission	tonnes	26	**38**	7	**2**	553	**585**	164	**185**	751	**810**
NO_x emission	tonnes	125	**124**	97	**87**	185	**168**	115	**108**	522	**487**
CO_2 emission	tonnes	188,385	**183,059**	77,070	**72,064**	180,706	**178,488**	124,857	**131,184**	571,018	**564,795**
Compliance excess rate	%	0.44	**0.55**	4.33	**2.34**	0.99	**0.24**	1.13	**0.97**	3.28	**1.60**

(1) Zinc Specialties: Zinc Alloys excluded.


about
development”
knowledge contest
1990s
a lot of energy

Helen Sheng, EHS coordinator, Shanghai, China

Scope

Umicore has established five Group environmental objectives for the period 2006-2010. They constitute, together with the Group social objectives (pages 66 to 71) Umicore's Sustainable Development approach.

While these objectives build upon the performance achieved during the previous years, they further promote continual improvement in the company's environmental performance. They complement the actions undertaken by many sites as part of their environmental management.

The objectives offer flexibility for all sites to contribute at their own pace to the overall targets set for 2010.

Objectives 1, 2 and 3 apply to all 59 industrial sites whereas objective 4 on energy efficiency also includes the two main office buildings (Brussels and Bagnolet). Objective 5 on product safety is reported at business unit level.

A first status report was given in the 2006 Report to Shareholders and Society (pages 40-43). While some initial progress was noted, it was clear that additional efforts were needed to further advance the implementation of the objectives at all sites in order to reach the self-imposed deadline of 2010. To that end, six regional workshops with the plant managers and the site environmental managers were organized to share best practices and to discuss how the Group objectives could be translated into concrete actions at site level.

This section indicates the progress achieved in 2007 for the five environmental objectives.

The information obtained on the status of the objectives was collected using the Group's environmental data management system. It also included specific questions in order to clarify the actions related to the objectives. The external verifier (Environmental Resources Management Certification and Verification Services Limited - ERM CVS) evaluated the reported progress against the objectives as part of its environmental data verification.

In September 2007, Umicore's zinc alloys business with activities in Belgium (Balen, and Overpelt) and France (Auby and Le Vigéant) was transferred to Nyrstar. Therefore, the 2006 data were recalculated to take these organizational changes into account.

Furthermore, three additional sites that were acquired during 2006 were added to the scope of the Group environmental objectives.

In the graphs, the status is reported as a percentage of the total number of sites indicating respectively whether the objectives have been met, actions are ongoing or have yet to start:

- objective met: all the requirements related to the objective are met
- actions ongoing: actions have been launched related to one of the targets
- actions yet to start: no actions have been undertaken on any of the elements related to the objective

FIG. 1: IMPROVEMENT PLANS EMISSIONS TO AIR AND WATER
(in % of total number of sites)


100
80
60
40
20
0
2006
2007
improvement plans air emissions
2006
2007
improvement plans water emissions
objective met
actions ongoing
actions yet to start

Objective 1

All industrial sites are to implement improvement plans based on BAT (best available techniques balancing the costs to the operator against the benefits to the environment) for all types of point sources to air and water from process operations.

- For all the sites with metal emissions to air and water above 1 tonne / year, a numerical target is required.
- Where relevant, industrial sites must demonstrate continual improvement in the control of diffuse sources.

The aim of this objective is to establish a systematic approach to emission management at all sites, taking into account social and economic challenges.

Umicore witnessed a significant improvement of emissions to air and water over the past year. At the end of 2007, 42% of the sites had implemented a plan that fulfilled all the requirements of the objective to further control and manage their relevant emissions both to air and water, compared to 13% in 2006. Furthermore, 46% of the sites are in the process of developing and implementing such a plan (figure 6).

Improvement plans for air emissions have been implemented at 56% of the sites while 53% of the sites have an improvement plan in place for water emissions (figure 1).

It is important to note that all sites monitor their relevant emissions on a regular basis in order to ensure compliance with their permits and local regulations. The improvement plans include process optimization, a regular evaluation of best available technologies, regular sampling programmes and preventive maintenance programmes (e.g. of scrubber installations, filters and waste water treatment plants).

In 2007, additional information was collected with regard to diffuse source emissions. In total, 23 sites reported that diffuse sources are relevant: 14 of these sites already had a control programme in place. These programmes include elements such as regular cleaning and sprinkling of roads, improved ventilation of buildings and the coverage of bulk materials.

Five sites emitted more than 1 tonne of metal to air and three sites discharged more than 1 tonne of metal to water. In line with the Group objective, these sites have all set a numerical reduction target for the period 2006-2010. The aggregated 2010 target for metal to air emissions amounts to a reduction of 5 tonnes whereas the target for metal to water emissions equals 3 tonnes. These targets represent a reduction of 27% of metal emissions to air and 40% of metal emissions to water compared to the 2006 baseline measurement.

Higher SO_2 emissions at the site in Heusden-Zolder (Belgium) triggered the implementation of an action plan to better manage and control the process parameters. Key aspects, such as the regular refreshing of process water and pH were optimized in addition to increasing the scrubber capacity. This, along with a more detailed follow-up and maintenance programme of the entire installation has decreased SO_2 emissions from about 12 tonnes during the first quarter to less than 0.5 tonnes in the fourth quarter.

In line with the requirements of the 3rd environmental Group objective, reinforced by the intention to relocate to Americana, the industrial unit of Guarulhos (Brazil) initiated a soil and groundwater assessment programme. The company, with the support of external consultants, is currently involved in exhaustive exploratory investigations to evaluate associated risks and actions needed to contain and remediate any potential contamination.

Objective 2

All industrial sites will implement an independently certified environmental management system.

All sites have to comply with the applicable laws and regulations and company standards and monitor their compliance regularly.

Umicore strongly believes that the presence of certified management systems is a driver for continual improvement of the site's environmental performance.

Forty-four percent of the sites have already implemented both a certified environmental management system and a compliance programme (figure 6).

Sixty-six percent of the sites have already obtained the ISO 14001 certification, a similar figure compared to 2006 (figure 2). During 2007, three sites obtained their ISO 14001 certification and one reported to have been successfully re-certified. Nineteen percent of the sites have started a project to implement an environmental management system. One smaller site did not maintain its certification due to a significant reduction in industrial activities.

Fifty-nine percent of the sites had an internal programme in place to systematically check and implement new regulatory requirements (figure 2). These programmes include an internal audit procedure and a procedure to track and assess the relevance of new environmental regulations in their region.

In line with its commitment to integrate environmental management into the overall business policy, Umicore Materials Taiwan evaluated all of its activities - from purchasing and processing to sales and recycling - on their potential environmental impact. The site team examined all available environmental performance data, existing procedures and environmental regulatory requirements. This assessment formed the basis for the definition of measurable site targets. Following the implementation of final corrections identified during the pre-audit phase, the site obtained its certification by AFAQ/BestCERT on 9 July 2007.

FIG. 2: ENVIRONMENTAL MANAGEMENT SYSTEMS AND REGULATORY COMPLIANCE PROGRAMMES
(in % of total number of sites)


100
60
40
20
0
2006
2007
2006
2007
Certified environmental management systems
Site regulatory compliance programmes
objective met
actions ongoing
actions yet to start

Objective 3

All industrial sites are to assess the nature, extent and related risk of the impact that their current and past activities are causing or have caused to soil and groundwater. For those sites where significant risks have been identified remedial action should be initiated by the end of 2010.

The "Umicore Way" clearly states that the company "actively participates in the management and remediation of risks that are the result of historical operations". This commitment already resulted in risk and impact assessment projects as well as remedial actions at major sites in several regions of the world (see page 53). Today, it is Umicore's policy to include soil and groundwater investigations in any acquisition project. This objective will allow a full understanding of the historic risks of existing sites.

At the end of 2007, 54% of the sites had already implemented an assessment program in line with the requirements of the objective compared to 38% last year. Together with external experts, Umicore is evaluating the soil and groundwater investigations to assess whether additional remediation projects need to be implemented.

In 2007, the automotive catalyst production facility in Burlington (Canada) engaged in an energy conservation programme. Energy gains were booked in the production area by modifying equipment and improving production line programming (e.g. by reducing line fans and belt speeds during idle processes). An on-line follow-up of the energy consumption through the energy supplier provided a better inderstanding of the daily energy usage, with improved energy management as a result. The lighting in the plant and the offices have become more energy efficient. All staff members have been made aware of the programme and monthly communications are done on actual energy consumption. The results on energy efficiency will become visible during the next years.

Objective 4

All sites (including office buildings) must have an approved and implemented energy efficiency plan.

For sites with an energy consumption of more than 75,000 gigajoules per year, a numerical target based upon BAT ("best available techniques balancing the costs to the operator against the benefits to the environment") is required.

The scope of this objective includes all industrial sites as well as the two main office buildings. Thirty-six percent of the sites have an energy efficiency plan in place compared to 34% in 2006. Elements of these plans include a detailed analysis of energy consumption, the identification of a relevant output measure, process optimization, more energy efficient lighting and staff awareness programmes. Forty-eight percent of the sites are now implementing this plan, up from 30% in 2006 (figure 4).

The main sites in Belgium and the Netherlands have already submitted their energy plans in accordance with the conditions of a covenant agreed with the regional governments (see "Environment, Health and Safety report 2003", page 23). Umicore, together with Cumerio, is constructing a new "Combined Heat and Power" (CHP) plant at the companies' adjacent sites in Olen, (Belgium). This investment allows a further gain in energy efficiency of some 10%. The new investment will also help to achieve further reductions in CO_2 emissions.

The "Operations Support" service located in Hanau has developed a roadmap to provide assistance to the sites worldwide in implementing this objective.

Seventeen sites had an energy consumption exceeding 75,000 gigajoules (ref. 2006) These sites have set a numerical reduction target in terms of energy efficiency as required by the objective. These targets use different "measures of output" (e.g. energy use per piece or energy use per tonne produced) relevant to the type of activity and will be followed up at site level.

FIG. 3: IMPACT ASSESSMENT PLANS SOIL & GROUNDWATER
(in % of total number of sites)


100
80
60
40
20
0
2006
2007
objective met
actions ongoing
actions yet to start

FIG. 4: ENERGY EFFICIENCY PLANS
(in % of total number of sites)


100
80
60
40
20
0
2006
2007
objective met
actions ongoing
actions yet to start

Objective 5

All business units are to have a basic EHS data set available for all their products.

Umicore considers proper hazard communication to workers and customers to be a priority. To that end, an integrated product data system has been implemented to allow for the publication of up-to-date and compliant material safety data sheets (MSDS) for all Umicore products.

This objective is to further improve hazard communication by enhancing our knowledge about the physical, chemical and toxicological properties of the products beyond the information that is already taken into account in the current MSDS sheets. In 2007, additional guidance was developed to provide a consistent interpretation of the scope of this objective.

Over 2,400 products have been identified within the scope of this objective. For 3% of these products, a complete data set is available compared to 1% in 2006. An active search for additional data was initiated for 68% of the products, compared to 18% in 2006.

In the context of the European directive on REACH ("Registration, Evaluation and Authorization of Chemicals"), the objective was aligned in order to maximize the data search. The timing is being adjusted accordingly.

REACH

REACH came into force in June 2007 and is generally considered to be the most comprehensive risk assessment policy for chemicals in order to increase the protection of human health and the environment.

In order to comply with this new regulation, Umicore has put in place a REACH implementation programme: its main focus is on creating a substance inventory and defining market opportunities, threats and cost factors. This is implemented via a network of product managers in each business unit, coordinated by a Group REACH Implementation Manager.

A clear road map has been established that includes critical milestones, timelines, follow up and monitoring. As part of its aim to combine forces with other companies in the most efficient manner, Umicore is actively involved in several consortia that are set up as joint ventures to generate the data necessary to comply with REACH. In 2007 Umicore signed 8 such consortia agreements (on substances related to precious metals, cadmium, zinc, nickel (3), cobalt and lead) while others are still being considered.

Conclusion

Compared to 2006 (see 2006 Report to Shareholders and Society, page 43), major progress has been established in implementing the Group objectives in order to meet the 2010 targets. Indeed, about 80% of the sites have either implemented or are in the process of implementing a plan in line with the requirements (figure 6). Umicore will maintain this momentum through a continued follow-up of all the sites focused on meeting their numerical targets, which should lay the basis for further progress during 2008.

FIG. 5: ADDITIONAL PRODUCT DATA SETS
(in % of total number of sites)



100
80
60
40
20
0
2006
2007
number of data sets completed
number of data sets in development
number of data sets to be started

FIG. 6: GROUP ENVIRONMENTAL OBJECTIVES 2006-2010 OVERVIEW STATUS 2007
obj 1-4: as a % of total n° of sites;
obj 5: as a % of total n° of products



100
80
60
40
20
0
emission improvement plan
management system and regulatory compliance programme
impact assessment soil & groundwater
energy efficiency plan
product EHS dataset
objective met
actions ongoing
actions yet to start

PROGRESS ON ADDRESSING HISTORICAL LEGACY

Umicore advanced in its quest to address its legacy of historical pollution. The following section provides an overview of the different remedial actions taken during 2007.

Flemish Region of Belgium

On 23 April 2004, Umicore signed a covenant with the regional waste authorities (OVAM) and the Regional Minister of the Environment in the Flemish Region of Belgium by which Umicore committed to spend € 62 million in the next 15 years to remediate the historical pollution at four sites and some surrounding residential areas.

In Hoboken the remediation of the nearby residential area of Moretusburg was completed. The contaminated top layer of the soil in some 700 gardens was excavated and will be safely stored as part of an on-site barrier to help reduce noise hindrance. The gardens were relaid and the interior of all houses were cleared of dust. Preparatory work was started in Hertogvelden, another nearby residential area where the remediation is scheduled to commence in 2008.

In Olen, the on-site groundwater remediation was started. Major progress was achieved in the excavation of the sediments in the Bankloop brook.

In 1985-1986, the site in Olen built a state-of-the-art facility to ensure the long term storage of a number of radioactive waste materials. The storage facility was authorised as a temporary one until a long-term solution could be validated by the Belgian Government.

ONDRAF/NIRAS ("the Belgian Agency for Radioactive Waste and Enriched Fissile Materials") is required to draft a report to the Federal Government every five years on the long-term management of "the nuclear legacy". The 2008 report will, for the first time, detail the materials that are stored at Olen. During the drafting phase, various options were discussed between ONDRAF/NIRAS and Umicore. In line with these discussions, the Group decided to provision a total of € 17 million for the future monitoring and maintenance of the storage area. Umicore indicated its willingness to externalise these provisions.

In the context of the 2004 covenant with OVAM and the Flemish Region, a joint fund of € 30 million (half of which was contributed by Umicore, the other half by the regional authorities) was created to address historical contamination in a 9 km radius around the four operational plants of Balen, Overpelt, Hoboken and Olen. Highlights include the removal of zinc ashes from private driveways in Lommel-Werkplaatsen; a biological monitoring programme run by the Flemish authorities to verify the residual exposure of the local population to cadmium and arsenic, the results of which are expected in 2008. Furthermore, the removal of zinc ashes was extended to the entire area covered by the covenant.

Umicore's former zinc smelting activities

In September 2007, the Belgian sites of Balen and Overpelt, and Auby (France) were transferred to Nyrstar, including all remaining obligations to remediate the historical pollution at and around the sites. Prior to transfer, the excavation of contaminated soil was completed in Overpelt while some 80% of the remediation efforts at the Balen site have now been completed. Furthermore, the preliminary proposals for groundwater remediation were drafted and filed with the competent authorities. The adjacent residential areas were also cleaned up. In Auby, major sections of the operating plant, a public park and a schoolyard were remediated.

Walloon Region of Belgium

Soil remediation at Angleur was completed and it is awaiting final clearance from the Regional Government. The site is currently monitoring the quality of the groundwater. Umicore is in talks with a regional institution on the necessary remedial actions and the future development of the site in Grâce-Hollogne (a former thermal zinc treatment plant which was closed in 1982)

France

In Viviez, Umicore completed the voluntary remediation of Laubarède which was used in the past to store concentrates and waste. It will host the regional emergency centre. Approximately 10,000 m^3 of contaminated soil were excavated and safely stored. The remediation of Laubarède is only a small portion of the overall programme for Viviez that is to be executed between 2009 and 2012.

The site in Calais was shut down in 2006: the demolition of the industrial installations and the removal of contaminated soil were well advanced in 2007. The completion is scheduled for the first half of 2008. The entire site (17 ha) will also be covered with clean soil which would make the land available for new industrial development.

Germany

Umicore and its legal predecessors have a long history of mining in Germany, which ended with the closure of the Lüderich zinc mine near Cologne in 1978. A number of underground mining concessions are still in Umicore's possession. The collapse of shafts and tunnels of mining areas which are no longer in use can sometimes lead to subsidence at the surface. In 2007, this was the case at three sites which were successfully repaired by Umicore. Drainage water from surface properties linked to these former mining activities may contain higher concentrations of metals that sometimes require treatment.

Other regions

Upon closure of the site in Roodepoort South Africa, in 2006, Umicore initiated an extensive soil and groundwater remediation programme: 20,000 tonnes of contaminated soil were excavated and disposed of. The assessment of potential groundwater contamination is still underway.

At Umicore's zinc plant in Shanghai (China), contaminated soil was excavated and disposed of at an authorised landfill. Umicore continues to treat groundwater at a former mining site in Colorado (USA).

Umicore is serious about doing its bit to help make our society ever more sustainable; one step at a time. But that goal cannot be reached without the help of science and public support for renewable energy solutions. That is where the "zero emission" Antarctica station and the Umicore Solar Team lend a hand.

SUSTAINAB DEVELOPM




LEZ
ENT
PROJECTS

SILVER MEDAL FOR UMICORE SOLAR TEAM

Umicar Infinity leads the way

For a few days in late October 2007, many a Umicore eye was scanning the internet, eagerly trying to find out more information about the exploits of a group of 14 young Belgian students burning rubber in the immense heat of the Australian heartland.

But heat was not all the burning sun had to offer: the sunlight also provided the energy needed to power a caravan of more than twenty solar cars in their quest to be the first solar cell powered car to roll into Victoria Square, Adelaide, successfully completing a 3,000 km race connecting the north (Darwin) and the south (Adelaide) of Australia.

The biennial Panasonic World Solar Challenge, which celebrated its 20th anniversary in 2007, is the unofficial world championship for solar cars.

Solar fever ran especially high in Belgium and Australia at the outset of the race when the Umicore Solar Team quickly secured the pole position and completed



> "Actually going to Australia to participate in the World Solar Challenge seemed unreal when we started out on this adventure. To me it seems as unreal now as it seemed then. We aimed to bridge the gap between green technology and the general public. Looking at the number of e-mails I got from all walks of life, we certainly succeeded in accomplishing that!"
>
> **Anneleen Van Melkebeek, Umicore Solar Team**




umicore

Umicore Solar Team celebrating its success in Adelaide

the first day of the World Solar Challenge spearheading the pack.

The Umicore Solar Team consists of students and recently graduated engineers from Leuven-based Group T technical university. Umicore has been an enthusiastic key sponsor of the team for a number of years, supplying the highly efficient germanium substrates as the base material for the solar cells. Having access to solar cells is one thing, building a car from scratch is quite another. More than a year of designing, wind tunnel testing and actual production preceded the race, with each team member offering his or her own expertise.

Hard work to be sure: a sophisticated engine fits nicely into one of the wheels and is even able to capture the energy from braking. The body was made out of light-weight composite materials to limit energy losses. The Umicar "Infinity" is able to maintain a cruising speed of 100 km/hour using a 97% efficient engine with a power source similar to that of a vacuum cleaner.

The Stuart Highway, also known as the "Track", was the scene of the solar odyssey: it is named after explorer John McDougall Stuart who in 1862 led an expedition to become the first European to cross the continent from south to north, mapping the country for new human settlement.

The Australian heartland is as harsh now as it was for Stuart 150 years ago. Make no mistake about it: this race is hard and dangerous: it is no walk in the park. Only half of the twenty teams actually made it to Adelaide. There is no time for sight-seeing either as the driver has to keep a close eye on the road ahead. Imagine what a kangaroo or the tailwind of one of those giant trucks roaming the "Track" could do to a car that weighs less than 200 kg.

Misfortune in the form of a broken steering column, however, finally forced the Umicore Solar Team to give up the top spot. The "Infinity" entered Adelaide in second place but that did not spoil the joy and Umicore's feeling of immense pride.

The members of the Solar Team may not yet be working for Umicore but they certainly embody our vision of eco-efficiency, sustainable development and renewable energy technology. They are the true ambassadors of how solar energy can help turn our society in a more sustainable one.


Darwin
Dunmarra
Tennant Creek
Alice Springs
Cadney Homestead
Glendambo
Port Augusta
Adelaide

ZERO EMISSIONS ON ANTARCTICA

In 2004 Belgium commissioned the design and construction of a new Belgian Antarctic Research station – the Princess Elisabeth Station. This is Belgium's first such undertaking for 40 years and has the added distinction of becoming the world's first "zero emission" Antarctic station.

The station is currently being set up at Utsteinen, in a mountain range in Dronning Maud Land, some 200 km south of the coast, under the aegis of the International Polar Foundation and its president, the famous Belgian polar explorer Alain Hubert.

The station will be officially inaugurated in February 2009. The station's metal structure was mounted on the Utsteinen ridge at the beginning of 2008 and work on building the superstructure is underway.

The running costs of the station will be borne by the Belgian government, but the millions of euros needed for the construction of the station had to be raised by the private sector. The project will help further the research about climate change and run almost entirely on renewable energy and other sustainable technologies, such as an intelligent energy system to manage energy requirements and an efficient waste treatment process.





Umicore flag waving next to the polar station in early 2008



Umicore Family Festival in Brussels, September 2007

The site will typically house up to 20 crew members and scientists to cover a part of the Antarctic that is poorly understood in terms of research and meteorological observations.

The base will help raise awareness among the wider public of the importance of polar research and its invaluable contribution to a better understanding of climate change, if only because the polar regions play a key role in the global climate system and act as an "early warning system" showing the pace and magnitude of climate change. In fact they are our blue planet's hard disk, recording its climate memory.

All of the above sounds very familiar to Umicore, which has been working on technology to make its products increasingly eco-efficient, revamp its production processes to bring them in line with the top emission standards and develop technology and material solutions for sustainable power generation and storage.

Umicore led the corporate fundraising effort and agreed to invest itself 1 million euro in the project. The wonders of Antarctica were also the theme of the Group's Family Festival in Brussels in September, bringing together more than 2,000 Umicore employees and members of their families from Belgium, France and Germany who had the opportunity to pay a visit to the station during its pre-construction phase.

For all updates on the project: http://www.antarcticstation.org/


Princess Elisabeth
Station
South pole
South Geomagnetic pole


WE WORK



"We believe proper education to offer the best route to a better life for everyone. Disadvantaged youngsters in my country unfortunately don't always have that opportunity: If we want to achieve a sustainable society, we need to help these kids out. Our Umicare social programme assists these kids in bridging the educational gap with their more fortunate peers. After that, it's all up to them but I'm certain the efforts they've had to put in are going to make a real difference!"

Xola Jikela
HR Manager,
South Africa



Umicore not only talks about sustainability, its actions are consistent with its statements and that's why I'm proud to be part of it. Umicore is investing in its Brazilian operations to make them more sustainable in the long run. In that context, moving the existing operations in Guarulhos to Americana, some 150 km away, makes sense economically and in terms of safety and the environment. But the company is not losing track of the huge social impact on the lives of those involved. The way the move was announced, the manner in which all employees were invited to move, a comprehensive social package for those who choose not to as well as support for those who will make the move, can be translated in only one word: "RESPECT".

Celso Mantovani,
HR Manager South America

In the Social Report, some of the major Human Resources challenges and projects are highlighted on this page. Subsequent pages review the progress made on the Social Objectives. Data is shown for 84 Umicore sites. Additional key performance indicators are highlighted to illustrate some of the underlying actions. The social report concludes with an overview of the health and safety performance of the company.

Talent Management

In 2007, Umicore again carried out its two-yearly Group-wide talent management review involving all 1,400 managers around the world. Managers provided updated career profiles and also gave input on their aspirations and mobility. 44 Career Review panels were set up covering each of the business units. They were facilitated by the regional human resources teams. The results were consolidated in Career Review panels at Group level where succession planning scenarios for key positions were discussed. Subsequent feedback was provided to each manager and development plans were drawn up.

What is specific about the talent management process within Umicore is that it starts with the input of the people themselves and results in an open feedback in line with the company's value of openness. The process will be repeated in 2009.

The outcome of the talent management review allows the company to be proactive in guiding internal mobility and developing the next generation of leaders of the company. Mobility is also a key enabler for further integrating the different entities of the company.

Integration of new acquisitions

Several new acquisitions were integrated throughout the year. In early 2007, two new North American sites were added to the business unit Technical Materials. In the last quarter the integration process started on two other acquisitions. Cobalt & Specialty Materials began integrating a site in Belgium and Automotive Catalysts started work on the integration of several sites in the USA, France, South Africa and Luxemburg. Dedicated teams have been put in place to manage these integrations. Communication and teambuilding events have been organised to welcome the new colleagues to Umicore. Organisational changes were prepared to look for synergies, including moving some key people between the existing and newly acquired businesses to share experiences.

People Survey

Umicore conducted another worldwide people survey in 2007 following earlier editions in 1998, 2001 and 2004/2005. The results are outlined on pages 72-73. In all, 91 sites in 34 countries took part in the survey, equating to an overall participation rate of 83%. The overall results show consist progress in all categories.

Announcement of new investments in Brazil

In August 2007, the company announced a € 40 million investment in the construction of new plant in Americana. This facility will house activities that are currently located at the company's site in Guarulhos and will offer improved prospects for further growth in the coming years. It is anticipated that the move will be completed by July 2009.

Since the new plant is located some 150 km to the north of the existing operations, this will heavily impact the life of the employees currently working in Guarulhos.

All 440 employees have been offered the opportunity to work at the new site, including a relocation package to cover the expenses and the effort. For those who choose not to move to Americana, Umicore will provide active support to find a new employer in 2009. A financial incentive will also be offered to those who stay with the company until such time as their job moves to Americana.

All employees were interviewed by external consultants to gather feedback on their intention to move. Employees from Guarulhos were invited to come over to Americana for the weekend where they were welcomed by their colleagues, who spontaneously offered their help. This visit offered the employees from Guarulhos the possibility to explore the neighborhood and the living conditions in the area of Americana. Other actions will be implemented prior to the move.

INTERNATIONAL PRESENCE & WORKFORCE


8,137
of which associates
835
of which associates
1,130
of which associates
1,512
of which associates


3,164
of which associates: 1,629
66

Umicore presence

	Production sites	Other sites	Employees
Europe			
Austria	1		124
Belgium	8(1)	1	2,944(60)
Czech Republic		1	2
Denmark		1	15
France	6	2	852
Germany	9(1)	2(1)	2,032(57)
Hungary		1	8
Ireland	1(1)		658(658)
Italy	1	3(1)	86(11)
Liechtenstein	1		102
Luxembourg		1	8
Netherlands	2		116
Norway	1		58
Poland		1	16
Portugal	1		50
Russia		1	6
Slovakia	1		32
Spain		1	14
Sweden	2(1)	1	268(234)
Switzerland	1	2(1)	50(17)
Ukraine	1(1)		597(597)
United Kingdom	3(2)	5(2)	99(58)
Asia/Australia			
Australia	1	2	66
China	10(3)	6(2)	2,492(1,410)
India		1	15
Japan	2(1)	2(1)	118(67)
Malaysia	1		62
Philippines	1		108
Singapore	1		23
South Korea	2(1)	1	248(147)
Taiwan	1	2(1)	26(5)
Thailand	2		72
Americas			
Argentina	1		22
Brazil	3	1(1)	659(6)
Canada	3		201
Peru	1(1)		449(449)
United States	10	2	634
Africa			
South Africa	3(1)	1	1,512(1,242)
TOTAL	81(14)	40(10)	14,844(5,018)

Figures in brackets denote "of which associate companies". Where a site has both production facilities and offices (eg Hanau, Germany) it is classified as a production site only.



Sustainable development has become one of the key topics of Umicore and my site is actively involved in that. Advocating sustainability has now become my No.1 responsibility. It's important to realize, however, that sustainable development is not just about protecting the environment. A company is also a living body, a network of people as it were, that needs to be sustained. That's why our site actively encouraged its employees to take part in the Group's opinion survey to make life better for everyone, as well as devoting a lot of effort to collecting key social indicators.

Didie Othman,
Personnel & Administration Officer, Pasir Gudang
Johore, Malaysia

GROUP SOCIAL OBJECTIVES 2006-2010

In the "2005 Report to Shareholders and Society" Umicore introduced five Group social objectives for the period 2006 - 2010. They are part of the overall Group Sustainable Development objectives. The objectives offer flexibility for all the sites to contribute at their own pace to the overall 2010 target.

The social objectives apply to 84 sites. This number is significantly higher compared to the 2006 reporting (63 sites), since most non industrial sites have now been included. The external report verifier (ERM CVS) reviewed the actions related to the objectives as part of its verification activities.

In the summary graph (see page 5), the status is reported as a percentage of the total number of sites, using the following definitions:

- "objective met": the improvement plan is fully deployed at the site
- "actions ongoing": actions are being analyzed and prioritized and the improvement plan is being developed but not yet fully deployed
- "actions yet to start": no specific actions have yet been taken

In this section, more details are provided on the status of each social objective and additional key performance indicators are reported upon using the Group social data management system. In 2006, these objectives were deployed for the first time. Some sites found it difficult to grasp their full extent. This is why intensive training and communication efforts have been made in order to increase the accuracy of the reported progress. Particularly the progress made on social objectives 1 and 2 is linked to these efforts.

In order to facilitate a comparison with 2007, the 2006 numbers have been adjusted following the carve-out of the zinc alloys business and the progress reported during 2006 has been "re-based" as a result of a clarified understanding of the social objectives. Recent acquisitions which were closed in the final quarter of 2007 have not yet been added to the reporting on the social objectives and key performance indicators, with the exception of the headcount numbers and the related gender statistics.

Objective 1

All industrial sites must develop and implement a local plan to address **accountability to the local community**. This plan must identify relevant stakeholders and determine the process through which to address stakeholder concerns, as well as set out the voluntary initiatives towards the local community in which the site wishes to engage.

Almost 60% of the sites have deployed a plan to address accountability to the local community, while 30% are in the process of developing such a plan, marking a strong increase compared to last year.

It is expected that these efforts will continue to grow in the next two years, underpinned by a new group policy on donations and charitable contributions. Umicore has committed itself, as from 2008, to allocate each year about 0.5% of its consolidated EBIT (earnings before interest and tax) to donations and charitable contributions. About two thirds of this amount will be spent by the site management on local initiatives in the communities surrounding Umicore's operations. The remaining third will be used at corporate level to be spent mainly on projects and initiatives to promote sustainable development topics. In 2007 Umicore supported the Umicore Solar Team which took part in the Panasonic World Solar Challenge (see pages 56-57) and the Antarctic zero-emission polar station (see pages 58-59).

Many sites are engaged in a dialogue with their local stakeholders. Some sites have a long standing tradition in this respect: they distribute local magazines and brochures to the surrounding community, mainly focusing on environmental performance. For other sites - often small or medium sized operations or offices - this approach is new and started with screening all potential relevant stakeholders. Some of them organise their stakeholder dialogue via industry associations grouping different companies operating in the same area.

Many sites have regular contacts with local authorities and public services such as the fire brigade or the police. Some of these contacts were set up at Umicore's own initiative, while others are part of a formal local consultation process. In Subic, Philippines, for example a meeting is held every quarter to monitor the impact of the company's operations on the environment.

On 3 May 2007 a Flemish regional stakeholder dialogue was organised at Umicore's Olen site to which stakeholders and local government officials from all Flemish sites were invited. Umicore senior management gave an overview of the company's 2006 economic, environmental and social performance, followed by discussion with the audience.

Several sites invited neighbours to visit their operations. In 2007, this was the case at the site in Hoboken (Belgium) and Angleur (Belgium) and at corporate headquarters in Brussels (Belgium). Umicore's main office in Brussels has been completely renovated, taking into account some of the neighbours' expectations and making the building much more energy-efficient.

Many sites provide support to the local community. Examples include renovating a local town hall (Hoboken, Belgium), donations to temples (Bangkok, Thailand), sponsoring a soccer tournament (Amsterdam, Netherlands) and constructing an irrigation system for local farmers (Changsha, China). In Brazil, schools in the vicinity of the three Umicore sites were involved in a project to collect old batteries and handsets to help foster a culture of recycling.

FIG. 1: ACCOUNTABILITY TO LOCAL COMMUNITY


100
80
60
40
20
0
2006
2007
objective met
actions ongoing
actions yet to start

Objective 2

All sites must develop and implement a local plan to be a **preferred employer**. Taking into account the local culture and labour practices, this plan should strive to: retain our employees, create a positive image towards future valuable employees, encourage our employees to develop their careers

Umicore also made significant progress in implementing its second social objective in 2007. More than 50% of the sites have implemented a local plan to be a preferred employer, while more than 40% are developing such a plan. In 2006, these percentages were lower because many sites assumed that this objective was too ambitious for their small or medium size operations. In most of the countries where it is active, Umicore is not aiming to become a nationally recognized employer. The scale of some of its operations and the fact that Umicore is a business-to-business company with rather low visibility to the general public, means that such an ambition would be unrealistic. Each site is required to draft a plan to identify relevant schools and institutions with which they aim to build contacts and offer partnerships such as site visits and trainee or research programmes. Nurturing such contacts should allow Umicore's operations to attract talent for the future.

Alongside the external dimension of being a preferred employer is the internal view of people already working inside the company. Two additional Key Performance Indicators (KPIs) show positive results in that regard. Only 3.4% of the employees decided to leave the company on a voluntary basis in 2007. This worldwide average figure contains regional variations, with Asia and North America showing higher numbers. In most cases this number is lower than the market average. Also the percentage of days lost through sickness (absenteeism rate at 2.79%) is lower than the market.

Another aspect of the objective of being a preferred employer is to gauge and act upon the opinion of people already working for the company. Our most important feedback comes from the people survey that Umicore organises every three years. As explained in more detail on pages 72 and 73, the 2007 results again show significant progress. In all countries were Umicore has a significant presence, the company scores above the general industry average.

FIG. 2: PREFERRED EMPLOYER


100
80
60
40
20
0
2006
2007
objective met
actions ongoing
actions yet to start

Umicore received external recognition for being a preferred employer. In Belgium, the company was again selected among 36 companies as one of the "Best companies to work for". Umicore can use this recognition during the year 2008 in recruitment campaigns. In Germany, the company was awarded the work-and-family audit certificate (berufundfamilie®) which is a trademark throughout Europe. This award acknowledges Umicore's implementation of a family-oriented personnel policy and its continuous efforts to fine tune the balance between work and family life.

In order to increase its reputation within the academic community, Umicore launched the "Umicore Scientific Award", (for an amount of € 10,000) which is granted to a PhD graduate who, through his/her research, has significantly contributed to science in those fields that are crucial for the future growth of both Umicore's business and the prospect of a sustainable society. Three additional "Umicore Awards" (each for an amount of € 2,500) were granted to masters graduates.

The Belgian Umicore recruitment team attended 12 job fairs & campus events (such as Leuven, Brussels, Antwerp and Gent). In North America, Umicore attended job fairs at Kettering University (USA) and Edmonton (Canada). Several sites organized visits for schools and universities and other stakeholders. The Belgian sites of Hoboken and Olen ran projects with schools on alternating learning and working, covering a two-yearly education programme.

In the course of 2007, a number of sites were completely renewed and modernized, thereby improving working conditions. This was the case for the Brussels headquarters (Belgium), the offices in Perafita (Portugal) and Blodelsheim (France) and the warehouse in Asnières (France). A new heating system was installed in the offices in Fuhong (China) and in Yangzhong (China) a completely new office building was inaugurated.

Many sites organized open days for family members or social staff events, such as Amsterdam (Netherlands) and Edmonton (Canada). The Chinese regional Umicore headquarters organized a badminton competition to promote the corporate image among employees and to enhance the sense of belonging to the Umicore Group. The biggest event was organized on Sunday 2 September in Brussels. Employees from Belgium, France and Germany were invited to a family day at an event hall, where the Princess Elisabeth Polar Station was shown, prior to it being shipped to Antarctica. More than 2,700 employees and family members took part in this event.

Objective 3

All sites must develop and implement a local plan for **constructive internal dialogue and open communication**. Taking into account the local culture and labour practices, this plan should strive to: value the feedback from employees; enhance participation in the regular Group-wide people surveys and ensure adequate follow-up actions; appraise employees regularly; ensure constructive dialogue with employees and their representatives.

The implementation of objective 3 was already well on track in 2006 and 2007 showed steady growth. Many platforms for dialogue are in place, ranging from formal works council meetings to general meetings with all employees (so called "town hall meetings"). In China, given new labour contract legislation, communication channels have been put in place to involve employees in setting or revising company policies which have an impact on their interests, such as compensation and benefits, working schedules, working environment, discipline etc.

The high participation rate (83%) in the people survey, and the improved scores with respect to the expectations for management's reaction to the survey illustrate the improved internal dialogue.

The business unit Precious Metals Refining launched a specific action to improve internal dialogue: all managers and supervisors were enrolled in a 360° degree feedback exercise at the sites in Hoboken (Belgium) and Hanau (Germany). Based on the input they received from their own colleagues, a feedback session was organised with a consultant and a personal action plan was drafted. The significant increase in the people survey scores for this business unit can be linked to this initiative.

The Automotive Catalyst plant in South Africa was the only Umicore plant to face a strike in 2007. This social conflict was part of a countrywide strike to demand wage increases in the chemical sector. In total 601 days were reported as active strike days, not including the days lost by employees who did not want to participate in the strike actions but who were unable to come to work. In total, production at this plant was halted for a period of three weeks.

In France, a Social Dialogue Charter was signed with all unions. This charter reinforces the existing good dialogue and commits all parties to further improvements. Unions for example will inform the management prior to any union communication.

The Belgian site of Hoboken organised a communication event to explain the company's stakeholder involvement to its employees. During these sessions input and feedback was covered on such stakeholders as shareholders, customers, the society as a whole and the employees themselves. The half day event was organised twice and in total more than 1,000 employees took part.

On 28 September 2007 Umicore signed an agreement with two key international trade unions on the Group-wide implementation of its policies on human rights, equal opportunities, labour conditions, ethical conduct and environmental protection. The agreement with the International Metalworkers' Federation and the International Federation of Chemical, Energy, Mine and General Workers' Unions will allow both trade unions to participate constructively in the pursuit of these objectives. A joint monitoring committee composed of both parties will see to the implementation of the "Sustainable Development Agreement".

Objective 4

All sites must develop and implement a local plan to encourage **learning and development** of our employees.

In 2006, a large majority of Umicore sites had already implemented or were implementing, a local plan for learning and development. This trend continued in 2007. Also the average number of training hours rose significantly from an average of 33.92 hours (4.2 days per person) to 52.92 hours (6.6 days per person). A significant amount of this increase is due to a better capturing of "on-the-job training". The expectation is that if all sites systemically capture this information, average training hours may still increase further at the level of the Group.

Besides on-the-job training, Umicore organises a large number of classroom training sessions which make use of professional trainers. Most of these are organised at site level, but a significant number is also organised at national or regional level, allowing participants from different sites to share their learning experi-

FIG. 3: INTERNAL DIALOGUE & OPEN COMMUNICATION



100
80
60
40
20
0
2006
2007
objective met
actions ongoing
actions yet to start

FIG. 4: LEARNING AND DEVELOPMENT



100
80
60
40
20
0
2006
2007
objective met
actions ongoing
actions yet to start

ences. At Corporate level, training is organised for a worldwide audience.

The following examples illustrate the variety of training experiences offered by Umicore. At the Olen site in Belgium a "safety week" was organised in April. All employees, contractors and a number of guests (1,000 people in all) were invited for a half day plant visit. While touring in groups of 25, actors and consultants demonstrated real-life situations illustrating (un)safe working conditions. During debriefing discussions, participants were motivated to make sure working conditions at their own working place were safe. At the Hoboken site in Belgium training programmes were set up to raise security awareness when working with precious metals and a coaching programme was launched for 120 first line managers.

In Germany,-FIT was launched. This is a leadership training programme to help-non managers acquire and improve skills to lead teams. In France, an agreement was signed with the five unions to implement a forecasting system to align future needs in terms of manpower, competences and individual and collective training requirements.

Objective 5

All sites must develop and implement a local plan to apply the group policies for **equal opportunity and diversity, respect of Human Rights** and Umicore's Code of Conduct.

All sites have implemented Umicore's Code of Conduct and the Human Rights policy. Some sites are still in the process of drafting and formalising their local action plans to address equal opportunity. During 2007, no site reported specific potential risk concerning non-compliance with the Code of Conduct, including the Group's Human Rights policy.

In order to raise awareness amongst all levels of staff of the importance of these policies, a training kit was devised in the form of a board game. The "Umicore Way game" offers managers the possibility of organizing a 2-hour training session with their teams. The training helps employees to reflect seriously, albeit in a playful manner, on the importance of a range of policies (Code of Conduct, Human Rights, Sustainable Development) in their daily work. The material was designed and tested in pilot groups in 2007 and will be fully rolled out in 2008.

The percentage of female employees continued to grow at all levels of the organisation, especially following the carve-out of the Zinc Alloys business, except at the senior management level. The number of female senior managers remained constant. In the course of 2007, of those promoted into senior management positions, none were women. The ratio of female employees reveals important differences between the regions, China marking the highest ratio with 40% women.

In the course of 2007, panel discussions were organised between the top management of the company and groups of female managers to further identify career barriers and initiate actions to remove them. During the Talent Management review (see page 63). Human Resources highlighted the need for gender neutral assessment of growth potential.

In France a proposal was voted into law at the end of 2005 obliging companies to ensure that at least 6% of the workforce is compromised of workers with a handicap. On a country-wide level, our French operation started with a ratio of 4.5%. The site of Bray is taking the lead in a pilot project. Meetings were held with the unions and the employees to raise awareness for creating an adapted working environment for colleagues with a handicap. Simultaneously, all work stations are being reviewed to possibly open them up for disabled people (either to allow people to continue working for the company or to attract new handicapped employees). The Bray site reached a ratio of 9%. Other French sites will learn from this experience, which will also be shared internationally.

FIG. 5: EQUAL OPPORTUNITIES, DIVERSITY, RESPECT OF HUMAN RIGHTS


100
80
60
40
20
0
2006
2007
objective met
actions ongoing
actions yet to start

GENDER BALANCE (% female workforce)


25
20
15
10
5
0
All employees
All managers
Senior managers
2006
2007

PEOPLE OPINION SURVEY

In 2007 Umicore completed its fourth world-wide employee opinion survey. In all, 91 sites in 34 countries took part in the survey, equating to an overall **participation rate of 83%.** Participation was facilitated by translating the questionnaire into 18 different languages and organizing classroom sessions during working hours. The survey data was collected and analysed by an external consultant in order to guarantee confidentiality and participants' anonymity in the processing of the data and to allow valid benchmarking of the results. The survey consisted of over 100 items which were later grouped in 19 categories, such as "Leadership", "Customer Focus" and "Empowerment". The results have been communicated internally and analysed at group, unit, country and site level by comparing them with the results of previous Umicore surveys and by comparing them to international benchmarks. As in the past, detailed action plans for organisational improvement will be deployed at unit and local level.

The **overall results show consistent progress** in all categories (see graph 1). The most noticeable improvements were made on "Reaction to the Survey" (reflecting the good follow-up efforts on the previous survey of 2004-2005) and "Perceived Competitive Position". The progress made on "Leadership" was also remarkable. This category was defined in 2005 as the main target for improvement. Although the management population of Umicore scored favourably in this category two years ago, more effort was needed in order to create the same positive image towards other employees.

Internally, the scores between Business Units and between Regions varied somewhat. However, the variance across countries and regions of the world can be explained partly by cultural differences in scoring. In all countries where Umicore has a strong presence, **Umicore generally scores better than the national "all industries" benchmark** in these countries.

There is still **room for progress** when comparing the overall results of Umicore with other external benchmarks (Global Chemical Industry and Global High Performance Norm, a selection of companies combining excellent business results with sound people management practices). Compared to the Global Chemical Norm, Umicore scores better on "Reaction to the survey", "Customer Focus" and "Work Organisation & Quality". Further improvements need to be made on "Constructive Dialogue & Communication", "Learning & Development" and "Direct supervision". Umicore improved at a faster pace compared to the average of the Global Chemicals Norm.

The survey also showed that, while the engagement of managers within Umicore is clearly ahead of all international benchmarks, further efforts are needed in order to create the same positive image towards other employees. Targeted training programmes have been designed in parallel with **detailed action plans at unit and site level** in order to improve the levels of engagement throughout Umicore. The effectiveness of these plans will be gauged as part of the next people survey in 2010.

The following graphs illustrate a number of scores and benchmarks on items that are linked with the five Social Objectives, outlined on pages 67-71.

UMICORE OVERALL COMPARED TO 2004/5 AND 2001



Differences From 2004/5
Cumulative difference From 2001
Reaction to the Survey
Perceived Competitive Position
Policy and Strategy
Acc. to Local Community [Soc. Obj. 1]
Leadership
Construct. Dialogue & Comm.[Soc. Obj. 3]
Learning and Development [Soc. Obj. 4]
Direct Supervision
Empowerment
Change Management
Environment, Health & Safety
Well-Being Index
Work Organisation & Quality
Engagement
Teamwork
Customer Focus
Reward & Recognition
-10
0
10
15
-10
0
10
15

Accountability to Local Community:

Employees value Umicore's performance and commitment to act as a socially responsible member of the community

This item shows consistent progress. Most importantly, statistical analyses show that pride in the company's accountability to the local community has a positive impact on the engagement of our employees.



Umicore 2007
Umicore 2004/5
Umicore 2001
Union Minière 1998
Chemical norm
High Performance norm
0
20
40
60
80
100
Favourable
Neutral
Negative

Preferred Employer:

Taking everything into account, how satisfied are you with Umicore as an employer?

The score on this question went down by 2 points, but remained at a high level of 79%. This result is close to the international benchmarks: slightly below the Global Chemical norm, but exceeding the High Performance Norm. The percentage of employees who would recommend Umicore as a good place to work is very high (85%), above the Chemicals Companies and High Performance benchmarks.



Umicore 2007
Umicore 2004/5
Umicore 2001
Union Minière 1998
Chemical norm
High Performance norm
0
20
40
60
80
100
Satisfied
Neutral
Dissatisfied

Constructive dialogue and open communication:

There is sufficient contact between management and employees in my department

This question has shown further improvement, resulting in a score above the Chemicals benchmark but still below the High Performance benchmark. Other items show that there is still room for improvement in the quality and effectiveness of communications.



Umicore 2007
Umicore 2004/5
Umicore 2001
Union Minière 1998
Chemical norm
High Performance norm
0
20
40
60
80
100
Favourable
Neutral
Negative

Learning & Development:

New employees received adequate training for their job

This item showed another significant improvement.



Umicore 2007
Umicore 2004/5
Umicore 2001
Union Minière 1998
Chemical norm
High Performance norm
0
20
40
60
80
100
Favourable
Neutral
Negative

Equal Opportunity:

My unit actively supports equal opportunities for personal development and growth at Umicore

The results on this question have shown consistent progress and the comparison to the 2005 survey results is very favourable (59% favourable, +6 points). The upskilling associated with the increased technological complexity of most operations can explain the positive trend witnessed over the years. While there is no Chemical benchmark available, the gap with the High Performance norm (15 points) shows that some progress in this area can still be made.



Umicore 2007
Umicore 2004/5
Umicore 2001
Union Minière 1998
Chemical norm
High Performance norm
0
20
40
60
80
100
Favourable
Neutral
Negative



I believe corporations as well as individuals have a responsibility to the environment. I am proud to work for a 'green' company like Umicore that makes sustainable development a primary focus in its business decisions. Without the recycling work we perform here at UIP the local landfills would be filling faster. I recycle at home whenever I can, so why shouldn't we recycle at work when possible.

Lavelay Kizekai, analytical chemist, Providence, Rhode Island, United States

Scope of the health reporting

This review focuses on specific issues relevant to the company. The reported data and information have been collected by the sites specified in this review. Umicore has integrated specific occupational health and industrial hygiene data in its central EHS database.

2007 review

All sites are required to further reduce the health risks related to exposure to hazardous substances (such as platinum salts, lead, cobalt, cadmium) and physical health risks (such as noise and radiation). In order to better understand and define these occupational health hazards and risks, Umicore is involved in a number of scientific studies via industry associations (e.g. the Cobalt Development Institute, the Nickel Institute) or universities. Some of these studies are briefly mentioned in the relevant sections. This section further reports on two potential occupational health issues: Indium Tin Oxide and nano-materials.

Lead

Occupational exposure to lead is still a potential health risk at the site in Hoboken (Belgium). The results of the biological monitoring show a continuous decrease of the presence of lead in blood: the level dropped to 15.5 microgrammes per decilitre of blood compared to 17.1 in 2006 and 30 in 1997 (figure 1). Only 5.2% of the readings exceed the level of 30 microgrammes per decilitre of blood, which is seen as the future EU standard, compared to 8% in 2006. The readings are below the current Belgian standard (70 microgrammes per decilitre of blood). Values exceeding the level of 30 microgrammes of lead per decilitre of blood are mainly found among workers in the lead smelting department.

Cadmium

In January 2006, the Lancet Oncology published a study associating the development of lung cancer with environmental exposure to cadmium among the people living close to the former Umicore plants in Balen and Overpelt (Belgium). As a result, the company committed to evaluate the feasibility of a cancer mortality study amongst its workers who had previously been exposed to cadmium.

This study, part of the action plan issued by the Flemish regional government, was finalized in September 2007. The study made clear that sufficient information was available to conduct a comprehensive cancer study at the sites in Balen and Overpelt. Umicore will communicate the outcome of the feasibility study to the Flemish authorities. Umicore and Nyrstar, the current owner of both the sites of Balen and Overpelt, are jointly evaluating further steps.

During 2007, two Umicore sites were confronted with higher cadmium levels at the workplace: Due to a high dust load in the building, two workers at the newly acquired site in Glens Falls (USA) were found to have increased levels of cadmium present in their blood. A thorough cleaning programme reduced the cadmium level well below the safe level of five microgrammes per litre of blood.

Two workers needed to be moved to a cadmium-free working environment at the Umicore site in Changsha (China). Control measures, including reducing cadmium presence in incoming material and improving industrial hygiene measures are being implemented to decrease the exposure to cadmium in the workplace.

AVERAGE LEAD IN BLOOD AT UMICORE'S HOBOKEN SITE


30
15
0
97
98
99
00
01
02
03
04
05
06
07

Platinum salts

Twelve sites where platinum salts are handled (Burlington, Canada; South Plainfield, USA; Americana and Guarulhos, Brazil; Buenos Aires, Argentina; Hoboken, Belgium; Hanau and Pforzheim, Germany; Vienna,Austria; Amsterdam, the Netherlands; Ibaraki, Japan and Port Elizabeth, South Africa) have implemented a sensitization screening programme based on the guidelines of the occupational health working group of the International Platinum Association ("Guidance for the medical surveillance of workers exposed to complex platinum salts", 2002). In 2007, two new cases of platinum salt sensitization were diagnosed: one at the site in Pforzheim (Germany). and one at the site in Port Elizabeth (South Africa).

Cobalt

All production sites involved in handling and producing cobalt have implemented a biological monitoring programme (Arab,

USA; Chungnam, South-Korea; Fort Saskatchewan, Canada; Olen, Belgium; Shanghai, China; Subic, Philippines). The average cobalt in urine concentration in 2007 was 21.0 microgrammes per gramme of creatinine, down from 26.0 in 2006. The results differ very much from site to site with averages as low as 3 microgrammes per gramme of creatinine or as high as more than 50 microgrammes per gramme of creatinine. Nevertheless all sites show reduced cobalt in urine levels over the past three years. Further dust reduction actions in the workplace will however be needed to bring all cobalt biological monitoring results to an acceptable level.

At the initiative of the Cobalt Development Institute, the Umicore site in Olen will conduct an epidemiological study to evaluate a possible relationship between cobalt exposure and the development of myocardial changes. The results of the study will be available in 2009.

Indium Tin Oxide (ITO)

Global production of ITO has increased, due to the increased manufacturing of liquid-crystal display panels. Two publicly available epidemiological studies (Chonan 2006, Hamaguchi 2007) confirmed the findings of two earlier case reports (Homma 2005, Tanaka 2002) which had associated occupational exposure to ITO with the development of severe respiratory problems. Umicore initiated an experimental study at the Université Catholique de Louvain (UCL) (Belgium) that showed an increased ITO cell toxicity, comparable with crystalline silica (Professor Lison, UCL, personal communication). Umicore has adopted specific measures at its ITO production site in Providence (USA) to reduce exposure levels in the workplace. These include enclosed systems for scrap -crushing, sawing and grinding as well as improved ventilation systems at critical sections. Besides the information available in the material safety data sheet (MSDS), additional efforts are being made to inform the customers about the potential health effects of ITO.

Nano materials

Nano-materials offer significant commercial opportunities in a wide array of applications ranging from catalysts and fuel cells to diagnosis and drug delivery. Umicore is active in the development, production and sale of specific nano-materials (ZnO, TiO_2, CeO_2). A full size production facility for nano-materials is operational at the Olen site (Belgium).

Very little is known about the physiological responses to nanomaterials. Although some conventional toxicity, eco-toxicity and exposure monitoring tests have been shown to be useful, existing methodologies need to be validated in order to be able to evaluate the hazards and exposure levels of nano-materials.

Umicore is working with two expert groups (BGIA, Sankt Augustin, Germany and VITO, Mol, Belgium) to conduct specialized nano particle concentration measurements in the workplace. While overall results showed low concentrations compared to other settings (e.g. welding, grinding, airport fields), the sampling methodology and strategy need to be validated further before any firm conclusions can be drawn.

In line with Umicore's EHS policy, the company actively participates in two EU research consortia (NanoInteract, NanoSafe2) to clarify the outstanding issues concerning the impact of nanomaterials on human health and the environment. In the absence of any clear answers today, the company aims to achieve zero exposure at its nano-material production facility.

Scope of the safety reporting

This report is limited to lost time accidents that occurred to Umicore's staff while at their workplace. Accidents that might have happened on the road to and from work are not included. Umicore's zinc alloys business, with activities in Balen, Overpelt, Auby and Le Vigéant, was transferred to Nyrstar in September 2007. During the period January-September, 14 lost time accidents were registered for these activities. Since the safety figures for the period September–December are no longer available to Umicore, this 2007 safety review excludes the lost time accidents that occured at the Nyrstar sites.

2007 review

In 2007, two fatal accidents occurred at Umicore's operations. In January a machine operator was killed at the site in Viviez, France while handling a zinc sheet coil. In December, a worker at a Chinese joint venture partner lost his life while filling a reactor tank. Full investigations have been carried out to explore the causes of both events and to define the necessary remedial and preventive actions.

These accidents erase any satisfaction that the company may otherwise have had regarding the overall improved Group safety performance. The company registered 79 lost time accidents, down from 117 in 2006. This resulted in a frequency rate of 5.3, down from 7.2 in 2006 but short of the target of 4 (figure 1). In total, 1,880 days were lost due to accidents resulting in a severity rate of 0.13 compared to 0.20 in 2006 and the target of 0.15 (figure 2).

Further analysis of the safety figures shows some remarkable differences between the different business units: some display an excellent performance while others put up a substandard performance. The accidents are often linked to unusual and unexpected working conditions in which the operator may experience additional pressure to perform the job (incidents, maintenance...). The sites are developing further action plans to address these issues during 2008.

New occupational safety targets

"The Umicore Way" states "not to compromise on a safe and healthy working environment for all and (to) seek continual improvement of our occupational health and safety performance". The 2007 safety performance once again underlined the need to further strengthen efforts to eliminate all accidents in the workplace. To that end, the Executive Committee has approved new safety targets for the period 2008-2010 (table 1). The targets for 2008 have been kept at the same level as 2007 to allow the sites to implement targeted action plans that address their specific needs. All business units have set their own safety targets within the overall Group safety targets.

Table 1

	Frequency rate	Severity rate
2008	4.0	0.15
2009	3.5	0.13
2010	3.0	0.11

As of January 2008, the reporting of recordable injuries and contractor safety is mandatory for all sites. These additional indicators will identify a broader range of unsafe situations that will provide valuable information to improving occupational safety. The company will include these additional indicators in the 2008 Annual Report.

Process safety

As part of the Group's overall safety objectives, the company has also defined a process safety objective. Indeed, while Umicore has been paying a lot attention to improve its occupational safety performance, there was also a need to address process safety in a more systematic way. Many sites handle, use and store hazardous chemical substances that may present a hazard to the employees, neighboring people and the environment. The company needs to ensure that these risks are identified in a systematic way and that the necessary actions are taken to prevent, mitigate or contain those risks. All sites are required to develop and implement or review their existing process safety plans by the end of 2010. This includes key elements such as the identification of all areas presenting significant risks, analyzing potential situations, the implementation of both preventive and mitigating measures as well as setting up emergency response planning and training.

FIG. 1: ACCIDENT FREQUENCY RATE UMICORE GROUP



40
35
30
25
20
15
10
5
0
Target
97 98 99 00 01 02 03 04 05 06 07 08 09 10

FIG. 2: SEVERITY RATE UMICORE WORLD-WIDE



1.0
0.8
0.6
0.4
0.2
0
Target
97 98 99 00 01 02 03 04 05 06 07 08 09 10

GLOSSARY

Biological monitoring:
Assessment of the health risk and/or exposure of industrial chemicals, through the evaluation of the internal dose.

Greenhouse gases:
Gases contributing to global warming such as CO_2, methane, etc.

ISO 14000:
"International Standards Organisation" specification for environmental management systems (ref. ISO).

Biodiversity:
The variability among living organisms from all sources including, inter alia, terrestrial, marine and other aquatic ecosystems and the ecological complexes of which they are part; this includes diversity within species, between species and of ecosystems.

Secondary raw materials:
By-products of primary material streams.

Recovery:
The collection of waste materials with the aim of returning them to the recycling process.

Recycled materials:
Materials that have ended a 1st life cycle and will be reprocessed through recycling leading to a 2nd, 3rd... lifecycle.

Risk assessment:
The evaluation of the risks of existing substances to man, including workers and consumers, and to the environment, in order to ensure better management of those risks.

Sustainable development:
Development that meets the needs of the present without compromising the ability of future generations to meet their own needs (ref. UN World Commission on Environment and Development).

Nano materials:
Materials consisting of microscopic particles with at least one dimension less than 100 nanometre.

Global Reporting Initiative® (GRI):
The GRI is a long-term multi-stakeholder, international process whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.

Frequency rate lost time accidents:
Number of lost time accidents per million hours worked. Accidents on the road to and from work are excluded.

Severity rate lost time accidents:
Number of calendar days lost per thousand hours work. Accidents on the road to and from work are excluded.

Microgramme per gramme creatinine:
Unit of the metal content in the urine.

Microgramme per decilitre blood:
Unit of metal content in blood.

Process safety:
Safety issues related to the use and storage of hazardous chemical substances that may present a hazard to the employees, neighbouring people and the environment.

Lost-time accident:
A workplace injury resulting in more than one shift being lost from work.

Recordable injury:
A workplace injury resulting in more than one first aid treatment or in a modified working programme but excluding lost-time accidents.

BAT:
"Best Available Technique" to prevent or reduce emissions and the impact on the environment taking into consideration the costs and advantages (see: EU Council Directive 96/61/EEC on Integrated Pollution Prevention and Control).

REACH:
Registration, Evaluation and Authorization of Chemicals; new EU chemical policy.

Headcount:
Number of employees (blue collar, white collar, managers) on Umicore's payroll at the end of the reported period. Number includes part-time, old age part-time and temporary employees but excludes employees with a dormant contract and subcontracted employees.

Voluntary leavers:
Number of employees leaving at their own will (excluding lay-offs, retirement, and end of fixed-term contract). This number is related to the total headcount.

Sickness rate:
Total number of working days lost due to sickness; excluding long-term sickness and days lost due to maternity leave. This number is related to the total number of working days per year (260 days).

Strike Days:
Number of days lost due to "declared" strikes. This figure does not include days lost due to workers who were willing to work but were not able to do so because of the strike. Work-stoppages of less than one day are not counted, unless they are repeated over a longer period of time.

Hours of training per person:
Average number of training hours per employee - including internal and external training and training on-the-job. Training on-the-job can include the hours a person is being trained on the shop-floor, without being fully productive. The total number of training hours is divided by the headcount.

Financial definitions

EBIT:
Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.

Non-recurring EBIT:
Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Any writedowns on those metal inventories permanently tied up in operations are part of the non-recurring EBIT of the business groups.

Recurring EBIT:
EBIT - non-recurring EBIT - IAS 39 effect.

Recurring EBIT margin:
Recurring EBIT of fully consolidated companies / revenues excluding metals.

IAS 39 effect:
Non-cash timing differences in revenue recognition in case of non-application of or non-possibility of obtaining IAS hedge accounting to
a) transactional hedges, which implies that hedged items can no longer be measured at fair value, or
b) structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or
c) Derivatives embedded in executory contracts, which implies that the change in fair value on the embedded derivatives must be recognized in the income instatement as opposed to the executory component where the fair value change in the income statement cannot be recognized.

EBITDA:
EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/- IAS 39 effect] of fully consolidated companies.

Revenues (excluding metal):
All revenue elements - value of purchased metals.

Return on capital employed (ROCE):
Recurring EBIT / average capital employed Historic, previously published figures are not restated.

Capital employed:
Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits – deferred tax assets and liabilities – IAS 39 impact.

Capital expenditure:
Capitalized investments in tangible and intangible assets.

Cash flow before financing:
Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.

Net financial debt:
Non-current financial debt + current financial debt - cash and cash equivalents - loans granted in a non-operating context.

Recurring effective tax rate:
Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.

EPS:
Earnings per share for equity holders.

EPS - basic:
Net earnings, Group share / average number of outstanding shares - treasury shares.

EPS - diluted:
Net earnings, Group share / [average number of outstanding shares - treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)].

EPS adjusted - basic:
Net recurring earnings, Group share / total number of outstanding shares - treasury shares.

EPS adjusted - diluted:
Net recurring earnings, Group share / [average number of outstanding shares - treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)].

Market capitalization:
Closing price x total number of outstanding shares.

NPAT:
Net consolidated profit, Group share, without discontinued operations.

The above financial definitions relate to non-IFRS performance indicators except for EPS, basic and EPS, diluted.

Umicore Group 2007 Financial Statements

Contents

Consolidated income statement

(€ thousand)

	Notes	2006	2007
Turnover	9	8,205,713	8,309,909
Other operating income	9	101,916	129,851
Operating income		***8,307,629***	***8,439,760***
Raw materials and consumables		(6,979,320)	(7,039,391)
Payroll and related benefits	10	(504,727)	(546,474)
Depreciation and impairments	9	(131,240)	(129,035)
Other operating expenses	9	(422,011)	(443,960)
Operating expenses		***(8,037,298)***	***(8,158,860)***
Income from other financial investments	12	***11,118***	***28,094***
RESULT FROM OPERATING ACTIVITIES		***281,449***	**308,994**
Financial income	11	12,002	20,284
Financial expenses	11	(55,396)	(55,440)
Foreign exchange gains and losses	11	(266)	(5,278)
Share in result of companies using the equity method	17	32,159	25,455
PROFIT (LOSS) BEFORE INCOME TAX		**269,948**	**294,016**
Income taxes	13	(49,771)	(57,460)
PROFIT FROM CONTINUING OPERATIONS		**220,177**	**236,556**
Profit (loss) from discontinued operations	39	(19,404)	425,826
PROFIT (LOSS) OF THE PERIOD		**200,773**	**662,382**
of which: Group share		*195,848*	*653,083*
Minority share		*4,925*	*9,299*

(€)

	Notes	2006	2007
Basic earnings per share from continuing operations	38	*1.70*	*1.81*
Total basic earnings per share	38	*1.55*	*5.21*
Diluted earnings per share from continuing operations	38	*1.67*	*1.79*
Total diluted earnings per share	38	*1.52*	*5.15*
Dividend per share		*0.42*	*0.65**

* proposed

The notes on pages 86 to 131 are an integral part of these consolidated financial statements.

The consolidated income statement and related notes for 2006 have been restated for discontinued operations. The balance sheet, the cash flow statement and related notes have not been restated.

Consolidated balance sheet

(€ thousand)

	Notes	31/12/06	31/12/07
NON-CURRENT ASSETS		**1,355,207**	**1,139,751**
Intangible assets	14,15	110,734	112,267
Property, plant and equipment	16	716,386	622,685
Investments accounted for using the equity method	17	211,422	169,706
Available-for-sale financial assets	18	48,092	108,230
Loans granted	18	2,606	2,651
Trade and other receivables	20	6,269	4,740
Deferred tax assets	21	259,699	119,472
CURRENT ASSETS		**2,420,742**	**2,081,013**
Current loans granted	18	37,181	7,181
Inventories	19	1,152,272	968,668
Trade and other receivables	20	1,047,155	880,033
Income tax receivables		9,189	6,152
Available-for-sale financial assets	18	328	64
Cash and Cash equivalents	22	174,617	218,914
Assets of discontinued operations	39		64,558
TOTAL ASSETS		**3,775,949**	**3,285,323**
EQUITY OF THE GROUP	23	**988,142**	**1,533,197**
Group shareholders' equity		**939,037**	**1,491,227**
Share capital and premiums		463,866	469,421
Retained earnings		827,503	1,427,831
Currency translation differences and other reserves		(312,810)	(109,062)
Treasury shares		(39,521)	(296,963)
Minority interest		**49,105**	**41,970**
Currency translation differences and other reserves of discontinued operations	23		(2,645)
NON-CURRENT LIABILITIES		**813,614**	**519,274**
Provisions for employee benefits	27	215,665	171,796
Financial debt	24	400,074	181,201
Trade and other payables	25	3,454	4,987
Deferred tax liabilities	21	44,246	37,566
Provisions	29, 30	150,174	123,723
CURRENT LIABILITIES		**1,974,193**	**1,197,813**
Financial debt	24	587,793	215,634
Trade and other payables	25	1,279,896	864,816
Income tax payable		49,729	46,204
Provisions	29, 30	56,775	71,159
Liabilities from discontinued operations	39		37,683
TOTAL EQUITY & LIABILITIES		**3,775,949**	**3,285,323**

The notes on pages 86 to 131 are an integral part of these consolidated financial statements.

The consolidated income statement and related notes for 2006 have been restated for discontinued operations. The balance sheet, the cash fl ow statement and related notes have not been restated.

Consolidated cash flow statement

(€ thousand)

	Notes	31/12/06	31/12/07
Profit from continuing operations		200,774	236,556
Adjustments for profit of equity companies		(49,700)	(25,455)
Adjustment for non-cash transactions	33	*198,139*	*158,477*
Adjustments for items to disclose separately or under investing and financing cash flows	33	*69,194*	*53,703*
Change in working capital requirement	33	(415,549)	6,245
Cash flow generated from operations		**2,857**	**429,526**
Dividend received		18,673	33,470
Tax paid during the period		(41,676)	(56,554)
Net cash flow generated by (used in) operating activities	33	**(20,147)**	**406,441**
Acquisition of property, plant and equipment	16	(133,311)	(148,902)
Acquisition of intangible assets	14	(4,302)	(4,005)
Acquisition of new subsidiaries (net of cash acquired)	8	(35,714)	(82,315)
Acquisition of / capital increase in associates		(2,977)	(2,066)
Acquisition of financial assets	18	(14,139)	(1,891)
New loans extended	18	(37,188)	(11,694)
Sub-total acquisitions		***(227,632)***	***(250,873)***
Disposal of property, plant and equipment		11,492	9,514
Disposal of intangible assets		3,409	966
Disposal of subsidiaries and associates (net of cash disposed)		8,589	755,404
Cash flows from/to discontinued operations			(177,211)
Capital decrease in associates		985	1,824
Disposal of financial fixed assets		7,169	30,479
Repayment of loans	18	2,814	2,054
Sub-total disposals		***34,459***	***623,030***
Net cash flow generated by (used in) investing activities	33	**(193,173)**	**372,158**
Capital increase		6,948	5,555
Capital increase/decrease minorities			445
Own shares		(10,944)	(257,441)
Interest received		7,489	15,773
Interest paid		(39,649)	(42,480)
New loans		894,784	193,592
Repayment of loans		(517,359)	(704,891)
Dividends paid to Umicore shareholders		(48,537)	(52,043)
Dividends paid to minority shareholders		(4,447)	(1,095)
Net cash flow generated by (used in) financing activities	33	**288,285**	**(842,584)**
Effect of exchange rate fluctuations on cash held		(4,440)	(4,348)
Net cash flow from continuing operations		**70,526**	**(68,332)**
Impact of change in scope and discontinued operations on opening cash and cash equivalents		**295**	**116,818**
Net cash and cash equivalents at the beginning of the period	22	**92,122**	**162,943**
Net cash and cash equivalents at the end of the period	22	**162,943**	**211,429**
of which cash and cash equivalents		*174,617*	*218,914*
of which bank overdrafts		*(11,675)*	*(7,485)*

The notes on pages 86 to 131 are an integral part of these consolidated financial statements.

The consolidated income statement and related notes for 2006 have been restated for discontinued operations. The balance sheet, the cash fl ow statement and related notes have not been restated.

Consolidated statement of recognized income and expenses

(€ thousand)

	Notes	2006	2007
Changes in available-for-sale financial assets reserves		16,337	(15,753)
Changes in cash flow hedge reserves		(249,020)	33,596
Changes in post-employment benefit reserves		518	14,790
Changes in share-based payments reserves		7,712	5,812
Changes in deferred taxes directly recognized in equity		86,143	(15,869)
Changes in currency translation differences		(44,021)	(38,346)
Net income (expense) recognized directly in equity of continuing operations	23	**(182,331)**	**(15,769)**
Net income (expense) recognized directly in equity of discontinued operations			215,065
Profit (loss) of the period		200,773	662,382
Total recognized income		**18,442**	**861,678**
of which: Group share		19,092	854,639
Minority share		(650)	7,039

The notes on pages 86 to 131 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

The company's consolidated financial statements and the management report prepared in accordance with article 119 of the Belgian Companies Code set forth on pages 1 to 80 and 134 to 151, for the year ended 31 December 2007 were authorized for issue by the Board of Directors on 31 March 2008. They have been prepared in accordance with the legal and regulatory requirements applicable to the consolidated financial statements of Belgian companies. They include those of the company, its subsidiaries and its interests in companies accounted for using the equity method.

1 Basis of preparation

The Group presents its annual consolidated financial statements in accordance with all International Financial Reporting Standards (IFRS) adopted by the European Union (EU).

The consolidated financial statements are presented in thousands of euros, rounded to the nearest thousand, and have been prepared on a historical cost basis, except for those items that are measured at fair value.

The consolidated income statement and related notes for 2006 have been restated for discontinued operations. The balance sheet and the cash flow statement and related notes have not been restated. According to IAS 33 § 64 all information included in the present financial statements that refer to number of shares have been restated to take into account the one-for-five stock split that took place on 29 February.

2 Accounting policies

2.1 PRINCIPLES OF CONSOLIDATION AND SEGMENTATION

Umicore applies a full consolidation for its subsidiaries – entities over which the company has control – i.e. the power to govern the financial and operating policies so as to obtain benefits from its activities. Control is presumed when Umicore owns, directly or indirectly through subsidiaries, more than 50% of the voting rights.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Note 5 lists all significant subsidiaries of the company at the closing date.

To account for an acquisition, the purchase method is used. The assets, liabilities and contingent liabilities of the acquired company are measured at their fair value at the date of acquisition. The cost of acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group's share of the fair value of the net assets of the subsidiary is recorded as goodwill. (see Section 2.6. Intangible Assets). If the Group's share in the fair value of the net assets exceeds the cost of acquisition, the excess is recognized immediately in profit and loss.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated, unless such losses are an indication of impairment. Where necessary, the subsidiaries' accounting policies have been changed to ensure consistency with the policies the Umicore Group has adopted.

An associate is an entity in which the company has a significant influence over the financial and operating policies, but no control. Typically this is evidenced by an ownership of between 20 to 50% of the voting rights. A joint venture is a contractual arrangement whereby the company and other parties undertake, directly or indirectly, an economic activity that is subject to joint control.

Both associates and joint ventures are accounted for using the equity method. Under this method, the Group's share of the post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves.

Unrealized gains on transactions between the company and its associates or joint ventures are eliminated to the extent of the company's interest in the associates and joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment.

Investments in companies that are not consolidated through the equity method or through the full consolidation method are recorded under "available-for-sale financial assets".

The company's investments in associates and joint ventures include the goodwill on acquisitions, net of impairment.

Note 17 lists all significant associates and joint ventures of the company as at the closing date.

Note 7 provides the Company's segment information. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other environments.

The primary segments of the Group are the business segments. The company's secondary segments are the geographical segments.

2.2 INFLATION ACCOUNTING

As at 31 December there is no subsidiary in the Umicore Group having a functional currency belonging to a hyperinflationary economy.

2.2 INFLATION ACCOUNTING

As at 31 December there is no subsidiary in the Umicore Group having a functional currency belonging to a hyperinflationary economy.

2.3 FOREIGN CURRENCY TRANSLATION

Functional currency: items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in euros which is the functional currency of the parent. To consolidate the Group and each of its subsidiaries, the financial statements are translated as follows:

- Assets and liabilities at the year-end rate as published by the European Central Bank.
- Income statements at the average exchange rate for the year.
- The components of shareholders' equity at the historical exchange rate.

Exchange differences arising from the translation of the net investment in foreign subsidiaries, joint ventures and associated entities at the period-end exchange rate are recorded as part of the shareholders' equity under "currency translation differences".

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at the closing rate.

2.4 FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recognized during the period in the functional currency of each entity at exchange rates prevailing at the date of transaction. The date of a transaction is the date at which the transaction first qualifies for recognition. For practical reasons a rate that approximates the actual rate at the date of the transaction is used at some operations, for example, an average rate for the week or the month in which the transactions occur.

Subsequently, monetary assets and liabilities denominated in foreign currencies are translated at the closing rate at the balance sheet date.

Gains and losses resulting from the settlement of foreign currency transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement as financial result.

In order to hedge its exposure to certain foreign exchange risks, the Company has entered into certain forward contracts. (see Chapter 2.21, Financial instruments)

2.5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost, less accumulated depreciation and impairment losses. Cost includes all direct costs and appropriate allocation of indirect costs incurred to bring the asset to working condition for its intended use.

There are no borrowing costs capitalized in the costs of the assets. All borrowing costs are recognized as expenses in the period when incurred.

The straight-line depreciation method is applied through the estimated useful life of the assets. Useful life is the period of time over which an asset is expected to be used by the company.

Repair and maintenance costs are expensed in the period in which they are incurred, if they do not increase the future economic benefits of the asset. Otherwise they are classified as separate components of items of property, plant and equipment. Those major components of items of property, plant and equipment that are replaced at regular intervals are accounted for as separate assets as they have useful lives different from those items of property, plant and equipment to which they relate.

The typical useful life per main type of property, plant and equipment are as follows:

Land:	Non-depreciable
Buildings:	
- Industrial buildings	20 years
- Improvements to buildings	10 years
- Other buildings such as offices and laboratories	*40 years*
- Investment properties	*40 years*
Plant, machinery and equipment:	10 years
- Furnaces	7 years
- Small equipment	5 years
Furniture and vehicles:	Small equipment
- Vehicles	5 years
- Mobile handling equipment	7 years
- Computer equipment	3 to 5 years
- Furniture and office equipment	5 to 10 years

For material newly acquired or constructed assets, the useful life is separately assessed at the moment of the investment request and can deviate from the above standards.

Assets are reviewed for an indication of impairment at each balance sheet date to assess whether they are recoverable in the form of future benefits. If the recoverable amount has decreased below the carrying amount, an impairment loss is recognized and accounted for as an operational charge. To assess impairments, assets are grouped in cash-generating units (CGU) at the lowest level for which separately identifiable cash flows exist. (see Chapter 2.12 Impairment of assets)

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets.

2.6 INTANGIBLE ASSETS & EQUITY TRANSACTION EXPENSES

2.6.1 Equity Transaction Expenses

Expenses for formation and capital increase are deducted from the share capital.

2.6.2. Goodwill

Goodwill represents the excess of the cost of an acquisition of a subsidiary, associate or jointly controlled entity over the Group's share in the fair value of the identifiable assets and liabilities of the acquired entity at the date of acquisition. Goodwill is recognized at cost less any accumulated impairment losses.

Goodwill from associates and joint ventures is presented in the balance sheet on the line "Investments accounted for under the equity method", together with the investment itself.

To assess impairment, goodwill is allocated to a CGU. At each balance sheet date, these CGUs are tested for impairment, meaning an analysis is performed to determine whether the carrying amount of goodwill allocated to the CGU is fully recoverable. If the carrying amount is not fully recoverable, an appropriate impairment loss is recognized in the income statement. These impairment losses are never reversed.

The excess of the Group's interest in the fair value of the net identifiable assets acquired over the cost of acquisition is recognized in the income statement immediately.

2.6.3. Research and Development

Research costs related to the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as an incurred expense.

Development costs are defined as costs incurred for the design of new or substantially improved products and for the processes prior to commercial production or use. They are capitalized if, among others, the following conditions are met:

- the intangible asset will give rise to future economic benefits, or in other words, the market potential has been clearly demonstrated.
- the expenditures related to the process or product can be clearly identified and reliably measured.

In case it is difficult to clearly distinguish between research or development costs, the costs are considered as being research. If development costs are capitalized they are amortized using a straight-line method over the period of their expected benefit.

2.6.4. Other Intangible Assets

All of the following types are recorded at historical cost, less accumulated amortization and impairment losses, except for government granted CO_2 emission rights which are valued at the prevailing market price at the day of the grant:

- Concessions, patents, licenses: are amortized over the period of their legal protection.
- Software and related internal development costs: are typically amortized over a period of five years
- CO_2 emission rights: are not amortized but can be impaired
- Land use rights: are typically amortized over the contractual period.

2.7 LEASE

Lease operations can be divided into two types of lease:

2.7.1. Finance Lease

Leases under which the company assumes a substantial part of the risks and rewards of ownership are classified as finance leases. They are measured at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term payables. The interest element is charged to the income statement over the lease period. Leased assets are depreciated over the shorter of the useful life and the lease term.

2.7.2. Operating Lease

Leases under which a substantial part of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Among other items, the group leases metals to and from third parties for specified periods for which the group receives or pays fees. The metal leases from third parties are classified as operating leases and are reported as off balance sheet commitments (see note 34). All payments or receipts under operating lease are recognized as an operating expense in the income statement using the straight-line method.

2.8 AVAILABLE-FOR-SALE FINANCIAL ASSETS, LOANS AND NON CURRENT RECEIVABLES

All movements in available-for-sale financial assets, loans and receivables are accounted for at trade date.

Financial assets available for sale are carried at fair value. Unrealized gains and losses from changes in the fair value of such assets are recognized in equity as available-for-sale financial assets reserves. When the assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses.

Loans and receivables are carried at amortized cost less any impairment.

All write-downs are recorded on a separate account and are netted with the carrying amounts when all chances of recovery are depleted.

Own shares, are deducted from equity

2.9 INVENTORY

Inventories are carried at the lower of cost or net realizable value. Cost comprises direct purchase or manufacturing costs and an appropriate allocation of overheads.

Inventories are classified as:

1. Base products with metal hedging
2. Base products without metal hedging
3. Consumables
4. Advances paid
5. Contracts in progress

Base products with metal hedging are metal-containing products on which Umicore is exposed to metal price fluctuation risks and where Umicore applies an active and structured risk management process to minimize the potential adverse effects of market price fluctuations on the financial performance of the Group. The metal contents are classified in inventory categories that reflect their specific nature and business use. Depending on the metal inventory category, appropriate hedging mechanisms are applied. A weighted average is applied per category of inventory except for the inventories valued at fair value. (see Chapter 2.21 on Financial instruments)

Base products without metal hedging and consumables are valued using the weighted-average cost method.

Write-downs on inventories are recognized when turnover is slow or where the carrying amount is exceeding the net realizable value, meaning the estimated selling price less the estimated costs of completion and the estimated cost necessary to make the sale. Write-downs are presented separately.

Advances paid are down-payments on transactions with suppliers for which the physical delivery has not yet taken place and are booked at nominal value.

Contracts in progress are valued using the percentage-of-completion method.

2.10 TRADE AND OTHER RECEIVABLES

Trade and other receivables are measured at amortized cost, i.e. at the net present value of the receivable amount. Unless the impact of discounting is material, the nominal value is taken. Receivables are written down for irrecoverable amounts. All write-downs are recorded on a separate account and are netted with the carrying amounts when all chances of recovery are depleted.

Trade receivables of which substantially all the risks and rewards have been transferred are derecognized from the balance sheet.

The positive fair value of derivative financial instruments is included under this heading.

2.11 CASH AND CASH EQUIVALENTS

Cash includes cash-in-hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash, have maturity dates of three months or less and are subject to an insignificant risk of change in value.

These items are carried in the balance sheet at nominal value or amortized cost. Bank overdrafts are included in the current liabilities on the balance sheet.

2.12 IMPAIRMENT OF NON-FINANCIAL ASSETS

Property, plant and equipment and other non-current assets, including intangible assets and financial assets not held for trading, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated.

The recoverable amount is the higher of an asset's net selling price and value in use. To estimate the recoverable amount of individual assets the company often determines the recoverable amount of the cash-generating unit (CGU) to which the asset belongs.

Whenever the carrying amount of an asset exceeds its recoverable value, an impairment loss is recognized as an expense immediately.

A reversal of impairment losses is recognized when there is an indication that the impairment losses recognized for the asset or for the CGU no longer exist or have decreased. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.13 SHARE CAPITAL AND RETAINED EARNINGS

A. Repurchase of share capital

When the company purchases some of its own shares, the consideration paid - including any attributable transaction costs net of income taxes - is deducted from the total shareholders' equity as treasury shares. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of own shares. When such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

B. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue, net of tax.

C. Dividends of the parent company payable on ordinary shares are only recognized as a liability following approval by the shareholders.

2.14 MINORITY INTERESTS

Minority interests include a proportion of the fair value of identifiable assets and liabilities recognized upon acquisition of a subsidiary, together with the appropriate proportion of subsequent profits and losses.

In the income statement, the minority share in the Company's profit or loss is presented separately from the Company's consolidated result.

2.15 PROVISIONS

Provisions are recognized in the balance sheet when:

- There is a present obligation (legal or constructive) as a result of a past event.
- It is probable that an outflow of resources will be required to settle the obligation.
- A reliable estimate can be made on the amount of the obligation.

A constructive obligation is an obligation that derives from company actions where, by an established pattern of past practice or published policies, the company has indicated that it will accept certain responsibilities and, as a result, the company has created a valid expectation that it will discharge those responsibilities.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date and taking into account the probability of the possible outcome of the event. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditure expected to be required to settle the obligation. The result of the yearly discounting of the provision, if any, is accounted for as a financial result.

The main types of provision are the following:

1. Provisions for employee benefits. (see Chapter 2.16, Employee benefits)
2. Environmental obligations

   Environmental provisions are based on legal and constructive obligations from past events, in accordance with the company's published environmental policy and applicable legal requirements. The full amount of the estimated obligation is recognized at the moment the obliging event occurs. When the obligation is production/activity related, the provision is recognized gradually depending on normal usage/production level.
3. Other Provisions

   Includes provisions for litigation, onerous contracts, warranties, exposure to equity investments and restructuring. A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly before the balance sheet date. Any restructuring provision only includes the direct expenditure arising from the restructuring which is necessarily entailed and is not associated with the ongoing activities of the Company

2.16 EMPLOYEE BENEFITS

2.16.1 Short-Term Employee Benefits

These include wages, salaries and social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits, and are taken as an expense in the relevant period. Bonuses are received by all company managers and are based on key target financial indicators. The amount of the bonus is recognized as an expense, based on an estimation made at the balance sheet date.

2.16.2 Post Employment Benefits (pensions, medical care)

The company has various pension and medical care schemes in accordance with the conditions and practices of the countries it operates in. The schemes are generally funded through payments to insurance companies or trustee-administered funds.

2.16.2.1 Defined Benefit Plans

The company has accounted for all legal and constructive obligations both under the formal terms of defined benefit plans and under the company's informal practices.

The amount presented in the balance sheet is based on actuarial calculations (using the projected unit credit method) and represents the present value of the defined benefit obligations, adjusted for unrecognized past service costs, and reduced by the fair value of the plan assets.

Unrecognized past service costs result from the introduction of new benefit plans or changes in the benefits payable under an existing plan. The past service costs for which the benefits are not yet vested (the employees must deliver employee services before the benefits are granted) are amortized on a straight-line basis over the average period until the new or amended benefits become vested.

All actuarial gains and losses following changes in the actuarial assumptions of post-employment defined benefit plans are recognized through equity in the period in which they occur and are disclosed in the statement of income and expense as post employment benefit reserves.

2.16.2.2 Defined Contribution Plans

The company pays contributions to publicly or privately administered insurance plans. The payments are recognized as expenses as they fall due, and as such are included in personnel costs.

2.16.3 Other Long-Term Employee Benefits (jubilee premiums)

These benefits are accrued for their expected costs over the period of employment using an accounting methodology similar to that for defined benefit pension plans. These obligations are in general valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

2.16.4 Termination Benefits (pre-retirement plans, other termination obligations)

These benefits arise as a result of the company's decision to terminate an employee's employment before the normal retirement date or of an employee's decision to accept voluntary redundancy in exchange for those benefits. When they are reasonably predictable in accordance with the conditions and practices of the countries the company operates in, future obligations are also recognized.

These benefits are accrued for their expected costs over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. In general, these obligations are valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

2.16.5 Equity and Equity-related Compensation Benefits (share based payments IFRS 2)

Different stock option and share programmes allow company employees and company senior management to acquire or obtain shares of the company. The option or share exercise price equals the market price of the (underlying) shares at the date of the grant. When the options are exercised, shares are delivered to the beneficiaries from existing own shares. In both cases, the equity is increased by the amount of the proceeds received corresponding to the exercise price. For the share programmes, shares are delivered to the beneficiaries from existing own shares.

The options and shares are typically vested at the moment of the grant and their fair value is recognized as an employee benefit expense with a corresponding increase in equity as share based payment reserves. For the options, the expense to be recognized is calculated by an actuary, using a valuation model which takes into account all features of the stock options, the volatility of the underlying stock and an assumed exercise pattern.

2.16.6 Presentation

The impact of employee benefits on results is booked under operating results in the income statement, except for the interest and discount rate impacts which are classified under financial results.

2.17 FINANCIAL LIABILITIES

All movements in financial liabilities are accounted for at trade date.

Borrowings are initially recognized as proceeds received, net of transaction costs. Subsequently they are carried at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on issue. Any differences between cost and redemption value are recognized in the income statement upon redemption.

2.18 TRADE AND OTHER PAYABLES

Trade payables are measured at amortized cost, i.e. at the net present value of the payable amount. Unless the impact of discounting is material, the nominal value is taken.

The negative fair value of derivative financial instruments is included under this heading.

2.19 INCOME TAXES

Taxes on profit or loss of the year include current and deferred tax. Such taxes are calculated in accordance with the tax regulations in effect in each country the company operates in.

Current tax is the expected tax payable on the taxable income of the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable (or receivable) in respect of previous years.

Deferred taxes are calculated using the liability method on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. These taxes are measured using the rate prevailing at the balance sheet date or future applicable tax rates formally announced by the government in the country the Company operates in.

Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are offset and presented net only if they relate to income taxes levied by the same taxation authority on the same taxable entity.

2.20 REVENUE RECOGNITION

2.20.1 Goods Sold and Services Rendered

Revenue from the sale of goods in transformation activities is recognized when significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of the goods.

Revenue from refining activities and services rendered is recognized by reference to the stage of completion of the transaction when this can be measured reliably.

2.20.2 Government Grants

A government grant is accounted for in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants are recognized in the income statement over the period necessary to match them with the costs they are intended to compensate.

2.21 FINANCIAL INSTRUMENTS

The company uses derivative financial and commodity instruments primarily to reduce the exposure to adverse fluctuations in foreign exchange rates, commodity prices, interest rates and other market risks. The company uses mainly spot and forward contracts to cover the metal and currency risk, and swaps to hedge the interest rate risk. The operations carried out on the futures markets are not of a speculative nature.

2.21.1 Transactional Risks - fair value hedging

Derivative financial and commodity instruments are used for the protection of the fair value of underlying hedged items (assets, liabilities and firm commitments) and are recognized initially at fair value at trade date.

All derivative financial and commodity instruments are subsequently measured at fair value at the balance sheet date via the "Mark-to-Market" mechanism. All gains and losses are immediately recognized in the income statement - as an operating result, if commodity instruments, and as a financial result in all other cases.

The hedged items (physical commitments and commercial inventory, primarily) are valued at fair value when hedge accounting can be documented according to the criteria set out in IAS 39.

In the absence of obtaining fair value hedge accounting at inception as defined under IAS 39, the hedged items are kept at cost and are submitted to the valuation rules applicable to similar non-hedged items, i.e. the recognition at the lower of cost or market (IAS 2) for inventories, or the recognition of provisions for onerous contracts (IAS 37) for physical commitments. (see also note 2.22 - IAS 39 impact).

When there is a consistent practice of trading of metals through the use of commodity contracts by a dedicated subsidiary or a CGU of the Group and by which the entity takes delivery of the underlying asset to sell it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or trading margins, the inventory is valued at fair value through the income statement and the related physical and / or commodity commitments are classified as derivative and measured at fair value through the income statement.

2.21.2 Structural Risks - cash flow hedging

Derivative financial and commodity instruments used for the protection of future cash flows are designated as hedges under cash-flow hedge accounting. The effective portion of changes in the fair value of hedging instruments which qualify as cash flow hedges are recognized in the shareholders equity as hedging reserves until the underlying forecasted or committed transactions occur (i.e. affect the income statement). At that time the recognized gains and losses on the hedging instruments are transferred from equity to the income statement.

When a hedging instrument expires, is sold, terminated, or if it is exercised before the underlying forecasted or committed transactions occurred, the profit or loss is maintained in equity until the hedged transactions occur.

If the hedged transactions are no longer probable or the hedges become ineffective, then any gains or losses which were deferred in equity are immediately recognized in the income statement.

In the absence of obtaining cash-flow hedge accounting at inception as defined under IAS 39, then the fair value of the related hedging instruments is recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions. (see also note 2.22 - IAS 39 impact).

2.21.3 Embedded derivatives

Executory contracts (the "host contract") may sometimes contain embedded derivatives. Embedded derivatives cause some or all of the cash flows that would otherwise be expected from the host contract, to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, or other variable. If it is concluded that such a derivative is not closely related to the host contract, it is separated from the host contract and accounted for under the rules of IAS 39 (fair value through profit or loss). The host contract is accounted for using the rules applicable to executory contracts, which effectively means that such a contract is not recognized in the balance sheet or profit and loss before delivery on the contract takes place. (see also note 2.22 - IAS 39 impact)

2.22 NON-RECURRING RESULTS AND IAS 39 EFFECT

Non-recurring results relate primarily to restructuring measures, impairment of assets and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company

IAS 39 effect relates to non-cash timing differences in revenue recognition due to the non-application of or non-possibility of obtaining IAS 39 hedge accounting at inception to

a) transactional hedges, which implies that hedged items can no longer be measured at fair value and must be submitted to the valuation rules applicable to similar non-hedged items, i.e. the recognition at the lower of cost or market (IAS 2) for inventories, or the recognition of provisions for onerous contracts (IAS 37) for physical commitments

b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of equity and this prior to the occurance of the underlying forecasted or committed transactions

c) Derivatives embedded in executory contracts, which implies that fair value on the embedded derivatives are recognized in the income statement as opposed to the executory component where no fair value measurement is allowed.

Note 9 provides more details on these results.

3 Financial risk management

Each of the Group's activities is exposed to a variety of risks, including changes in metal prices, foreign currency exchange rates, certain market-defined commercial conditions, and interest rates as well as credit and liquidity risks. The Group's overall risk management programme seeks to minimize the adverse effects on the financial performance of the Group by hedging most of these risks through the use of financial and insurance instruments.

3.1 CURRENCY RISK

Umicore's currency risk can be split into three distinct categories: structural, transactional and translational risks.

3.1.1 Structural Risk

A portion of Umicore's revenues are structurally related to the US dollar (USD), while many of the operations are located outside the USD zone (particularly in Europe and Asia). Any change in the USD exchange rate against the Euro or other currencies which are not pegged to the USD will have an impact on the company's results. The largest portion of this currency exposure derives from USD denominated metals prices, which have an impact on the value of surplus metal recovered from materials supplied for treatment.

Umicore has a policy of hedging forward its structural currency exposure, either in conjunction with the hedging of structural metal price exposure or in isolation, when the currency exchange rates or the metal price expressed in euros are above their historical average and at a level where attractive margins can be secured.

In the absence of any hedging of the non-metal-price-related structural USD exposure and at prevailing exchange rates at the end of 2007, a strengthening of the USD by 1 US cent towards the Euro gives rise to an increase in revenues and operating result in the order of EUR 1 million on an annual basis. Conversely, a weakening of the dollar by 1 US cent against the Euro gives rise to a decrease of the same magnitude on an annual basis.

The sensitivity level is a short-term guide and is somewhat theoretical since the exchange rate level often impacts changes in commercial conditions negotiated in USD and elements outside Umicore's control, such as the influence that the dollar exchange rate may have on dollar-denominated metals prices, movements in which have an effect on Umicore's earnings (see Metal Price Risk below). There is also a sensitivity to certain other currencies such as the Brazilian real, the Korean won and the South African rand.

Structural currency hedging

At the time of writing Umicore had no structural currency hedging in place relating to its non-metal-price-related currency sensitivity.

3.1.2 Transactional Risk

The company is also subject to transactional risks in respect of currencies, i.e. the risk of currency exchange rates fluctuating between the time the price is fixed with a customer or supplier and the time the transaction is settled. The Group's policy is to hedge the transactional risk to the maximum extent possible, primarily through forward contracts.

3.1.3 Translational Risk

Umicore is an international company and has foreign operations which do not have the Euro as their functional currency. When the results and the balance sheets of these operations are consolidated into Umicore's Group accounts the translated amount is exposed to variations in the value of such local currencies against the Euro, predominantly the USD, the Brazilian real, the Korean won, the Chinese yuan and the South African rand. Umicore principally does not hedge against such risk.

3.2 METAL PRICE RISK

Umicore's metal price risk can be split into three distinct categories: structural, transactional and inventory risks.

3.2.1 Structural Risk

Umicore is exposed to structural metals-related price risks. Those risks relate mainly to the impact that metal prices have on surplus metals recovered from materials supplied for treatment. Umicore has a policy of hedging such metal price exposure if forward metal prices expressed in Euros are above their historical average and at a level where attractive margins can be secured. The extent to which metal price risk can be hedged depends on the liquidity of the relevant markets.

The Precious Metals Services segment recycles platinum, palladium, rhodium, gold and silver and approximately twelve other base and specialty metals such as indium and selenium. In this segment the short-term sensitivity of revenues and operating profits to metals prices is material. However, given the variability of the raw-material feed over time and the variable duration of the supply contracts negotiated, it is not suitable to provide a fixed sensitivity to any particular metal. In general terms, higher metals prices tend to be earnings enhancing for the Precious Metals Services business. In Zinc Specialties and the cobalt activities of Advanced Materials there is an inherent sensitivity to the zinc price and cobalt price respectively. This relates primarily to the recycling / refining throughput of these metals in each business. In general terms a higher metal price carries short term benefits for the profitability of each business. However, other commercial conditions which are largely independent of the metals price, such as product premiums, are also significant and independent drivers of revenues and profitability. The impact of price changes for the other metals and at other segments is not of particular significance at Group level.

Structural metal price hedging

For some metals quoted on futures markets Umicore hedges part of its forward metal exposure. This hedging is based on documentation demonstrating a high probability of future metal price based cash flows originating from commercial contracts. In prior years Umicore hedged part of its forward metal exposure for 2007 and 2008. In the course of 2007, as a result of increased visibility on future commercial agreements, Umicore extended such hedges to cover part of the price risks for 2008 and 2009.

3.2.2 Transactional Risk

The Group faces transactional price risks on metals. The majority of its metal-based transactions use global metal market references, like the London Metal Exchange. If the underlying metal price were to be constant, the price Umicore pays for the metal contained in the raw materials purchased would be passed through to the customer as part of the price charged for the product. However, because of the lapse of time between the conversion of purchased raw materials into products and the sale of products, the volatility in the reference metal price creates differences between the price paid for the contained metal and the price received. Accordingly, there is a transactional exposure to any fluctuations in price between the moment raw materials are purchased (i.e., when the metal is "priced in") and the moment the products are sold (i.e., when the metal is "priced out").

The Group's policy is to hedge the transactional risk to the maximum extent possible, primarily through forward contracts

3.2.3 Metal inventory Risk

The group faces metal price risks on its permanently tied up metal inventories. This risk is related to the market metal price moving below the carrying value of these inventories. Umicore tends not to hedge against this risk.

3.3 INTEREST RATE RISK

The Group's exposure to changes in interest rates relates to the Group's financial debt obligations. At the end of December 2007, the Group's gross financial debt stood at EUR 397 million. As part of the management of its overall cost of funding, the Group had hedged part of its interest rate risk exposure by entering into various interest rate swaps, the notional amount of which stood at EUR 172 million at the end of December. This amount is to be decreased to EUR 85 million on 31 March 2008, with the final maturity date on 31 March 2009. As a result of the interest rate swaps contracted by Umicore, and taking into account the debt instruments subject to fixed interest rates such as Umicore's 8-year bond issued in 2004, the portion of the financial debt subject to floating rate interest at the beginning of 2008 corresponds to 14% of the total gross financial debt.

3.4 CREDIT RISK

Credit risk and concentration of credit risk

Credit risk is the risk of non-payment from any counterparty in relation to sales of goods or metal lease operations. In order to manage its credit exposure, Umicore has determined a credit policy with credit limit requests, approval procedures, continuous monitoring of the credit exposure and dunning procedure in case of delays.

The credit risk resulting from sales is, to a certain extent, covered by credit insurance, letters of credit or similar secure payment means. One global credit insurance contract has been put in place on a world-wide basis. This contract protects the group companies against insolvency, political and commercial risks with an individual deductible per invoice of 5%. The global indemnification cap is set at EUR 20 million per annum.

Umicore has determined that in a certain number of cases where the cost of credit insurance is disproportionate in relation to the risk to be insured or where customer concentration is not compatible with the provisions of the existing credit insurance contracts, no credit coverage will be sought.

It should be noted that some sizeable transactions, such as the sales of precious metals by Precious Metals Services, have a limited credit risk as payment before delivery is a widely accepted practice.

Regarding its risk exposure to financial institutions like banks and brokers, Umicore is also establishing internal credit lines. Specific limits are set, per financial instrument, covering the various risks to which it is exposed when transacting with such counterparties.

In 2000, Umicore entered into a securitization program with a major international bank through which it sold its trade receivables on a recurring, non-recourse basis. This program, with a maximum coverage of EUR 125 million, expired at the end of October 2007.

3.5 LIQUIDITY RISK

Liquidity risk is addressed by maintaining a sufficient degree of diversification of funding sources. These include committed and uncommitted short-term bilateral bank facilities, a medium-term syndicated bank facility and a commercial paper programme (the maximum amount of which was increased to EUR 300 million in May 2006), in addition to the 8-year EUR 150 million bond issued in 2004.

3.6 Capital Risk Management

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may for example adjust the amount of dividends paid to shareholders, return capital to shareholders, buy back its own shares or issue new shares.

The group monitors its capital structure primarily on the basis of the gearing ratio. The ratio is calculated as net financial debt divided by the sum of net financial debt and total Group equity. Net financial debt is calculated as non-current financial debt plus current financial debt less cash and cash equivalents and loans granted in a non-operating context.

The Group aims to retain the equivalent of an investment-grade credit rating. In this context, the Group's strategy in a normal operating environment is to maintain the gearing ratio at a level under 50%. The Group would consider exceeding this level for a short period in the case of an extraordinary event, such as a major acquisition. The gearing ratios at 31 December 2007 and 2006 were as follows (in EUR million):

	2007	2006
Net financial debt	130.00	773.10
Equity	1,532.80	988.10
Total	**1,662.80**	**1,761.20**
Gearing ratio	7.80%	43.90%

The net financial debt at the end of 2007 was well below that at the end of 2006, due to the cash inflow received from the Nyrstar IPO towards the end of the year and the strong cash generation of the continued operations during the course of the year. Equity increased during the year due to significantly higher net earnings for the year (primarily due to the contribution from discontinued operations) and fair value movements. This combination of lower debt and higher equity meant that the gearing ratio was significantly lower year-on-year.

3.7 STRATEGIC AND OPERATIONAL RISK

Umicore faces certain strategic and operational risks that are not necessarily financial in nature but which have the potential to impact the financial performance of the Group. These include supply risk, technology risk, the risk of product substitution by customers and climate change risk. Please refer to the Risk Management pages of the Corporate Governance section (page 139 to 140) for a description of these risks and an outline of Umicore's general approach to risk management.

4 Critical accounting estimates and judgments

Estimates and judgments used in developing and applying the consolidated entity's financial statements are continually evaluated and are based on historical experience and other factors, including the expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Assumptions and estimates are applied when:

- Assessing the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring provisions for tax, environmental, warranty and litigation risks, product returns, and restructuring,
- Determining inventory write-downs,
- Assessing the extent to which deferred tax assets will be realized,
- Useful lives of Property, Plant and Equipment and Intangible assets excluding goodwill

The critical estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below

4.1 IMPAIRMENT OF GOODWILL

The recoverable amount of each cash generating unit is determined as the higher of the asset's fair value less costs to sell and its value in use in accordance with the accounting policy. These calculations require the use of estimates and assumptions such as discount rates, exchange rates, commodity prices future capital requirements and future operating performance. As at 31 December 2007 the carrying amount of the goodwill for the consolidated entity is EUR 94,510 thousand (EUR 92,377 thousand in 2006)-refer to Note 15.

4.2 REHABILITATION OBLIGATIONS

Provision is made for the anticipated costs of future rehabilitation of industrial sites and surrounding areas to the extent that a legal or constructive obligation exists in accordance with accounting policy 2.15. These provisions include future cost estimates associated with reclamation, plant closures, waste site closures, monitoring, demolition, decontamination, water purification and permanent storage of historical residues. These future cost estimates are discounted to their present value. The calculation of these provision estimates requires assumptions such as application of environmental legislation, plant closure dates, available technologies and engineering cost estimates. A change in any of the assumptions used may have a material impact on the carrying value of rehabilitation provisions. As at 31 December 2007, the carrying amount of rehabilitation provisions is EUR 106,011 thousand (EUR 100,910 thousand in 2006)-refer to Note 29.

4.3 DEFINED BENEFIT OBLIGATIONS

An asset or liability in respect of defined benefit plan is recognized on the balance sheet in accordance with accounting policy 2.16. The present value of a defined benefit obligation is dependent upon a number of factors that are determined on an actuarial basis. The consolidated entity determines the appropriate discount rate to be used at the end of each year. The consolidated entity's employee benefit obligations are discussed in more detail in Note 27. At 31 December 2007, a liability with respect to employee benefit obligations of EUR 171,796 thousand was recognized (EUR 215,665 thousand in 2006).

4.4 RECOVERY OF DEFERRED TAX ASSETS

Deferred tax assets are recognized for deductible temporary differences, unused tax losses and fair value reserves entries only if it is probable that future taxable profits are available to use those temporary differences and losses. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

Other assumptions and estimates are disclosed in the respective notes relevant to the item where the assumptions or estimates were used for measurement.

5 Group companies

Below is a list of the main operating companies included in the consolidated financial statements:

		% interest 2007
Argentina	Umicore Argentina S.A.	100.00
Australia	Umicore Australia Ltd.	100.00
	Umicore Marketing Services Australia	100.00
Austria	Oegussa GmbH	90.89
Belgium	Umicore Financial Services S.A. (BE 428.179.081)	100.00
	Umicore Oxyde Belgium N.V. (BE 438.933.809)	100.00
	Umicore Autocatalyst Recycling Belgium N.V. (BE 466.261.083)	100.00
	Umicore Marketing Services Belgium S.A. (BE 402.964.625)	100.00
	Umicore Abrasives (BE 881.426.726)	100.00
	Umicore Specialty Materials Brugge (BE 0405.150.984)	100.00
Brazil	Coimpa Industrial Ltda	100.00
	Umicore Brazil Ltda	100.00
Canada	Umicore Canada Inc.	100.00
	Umicore Autocat Canada Corp.	100.00
	Imperial Smelting & Refining Co. of Canada Ltd.	100.00
China	Hunan Fuhong Zinc Industrial Co., Ltd.	100.00
	Umicore Marketing Services Shanghai Co., Ltd.	100.00
	Umicore Marketing Services Far East Ltd.	100.00
	Umicore Shanghai Co., Ltd.	75.00
	Umicore Specialty Oxides Shanghai Co. Ltd.	100.00
	Umicore Autocat China Co. Ltd.	100.00
	Umicore Technical Materials Suzhou	100.00
	Umicore Technical Materials Yangzhong	100.00
	JUC	60.00
	Umicore Optical Materials Kunming	60.00
	Umicore Optical Materials Yunnan	100.00
	Beijing Jubo Photoelectric Technology Co	80.00
France	Umicore France S.A.S.	100.00
	Umicore Climeta S.A.S.	100.00
	Umicore IR Glass S.A.	99.98
	Umicore Marketing Services France	100.00
	Umicore Autocat France	100.00
Germany	Umicore AG & Co. KG (*)	100.00
	Umicore Bausysteme GmbH	100.00
	Umicore Marketing Services Deutschland GmbH	100.00
	Allgemeine Gold- und Silberscheideanstalt AG	90.80
	Umicore Galvanotechnik GmbH	90.80
	benneman GmbH	100.00

		% interest 2007
Hungary	Umicore Building Products Hungary	100.00
Italy	Umicore Marketing Services Italia s.r.l.	100.00
	Italbras S.p.A.	100.00
Japan	Umicore Japan	100.00
Korea	Umicore Korea Ltd.	100.00
	Umicore Marketing Services Korea Co., Ltd.	100.00
Liechtenstein	Umicore Materials AG	100.00
Luxemburg	Umicore Finance Luxemburg	100.00
	Umicore Autocat Luxembourg	100.00
Malaysia	Umicore Malaysia Sdn Bhd	100.00
Netherlands	Schöne Edelmetaal BV	90.80
	Umicore Nederland BV	100.00
Norway	Umicore Norway AS	100.00
Philippines	Umicore Specialty Materials Subic Inc.	78.20
Polska	Umicore Marketing Services Polska	100.00
Portugal	Umicore Portugal S.A.	100.00
	Umicore Marketing Services Lusitana Lda	100.00
Singapore	Umicore Precious Metals Singapore Pte Ltd.	100.00
South Africa	Umicore South Africa (Pty) Ltd.	100.00
	Umicore Autocat South Africa (Pty) Ltd.	55.00
	Umicore Marketing Services Africa	100.00
	Umicore Catalyst South Africa	100.00
Spain	Umicore BP Iberica S.L.	100.00
Sweden	Umicore Autocat Sweden AB	100.00
Switzerland	Umicore Switzerland Strub	100.00
Taiwan	Umicore Materials Taiwan Co., Ltd.	100.00
Thailand	Umicore Marketing Services Thailand Co., Ltd.	100.00
	Umicore Precious Metals Thailand Ltd.	90.80
United Kingdom	Umicore Coating Services Ltd.	100.00
	Umicore Marketing Services UK Ltd	100.00
USA	Umicore USA Inc.	100.00
	Umicore Autocat USA Inc.	100.00
	Umicore Building Products USA Inc.	100.00
	Umicore Precious Metals NJ LLC	100.00
	Umicore Marketing Services USA Inc.	100.00
	Umicore Optical Materials Inc.	100.00
	Umicore Technical Materials North America	100.00

An exhaustive list of the Group companies with their registered offices will be filed at the Belgian National Bank together with the consolidated financial statements.

(*) As a result of the integration of Umicore AG & Co. KG in the consolidated accounts of Umicore which is compliant with the Section 325 of the German Commercial Code (HGB), this company is exempted from issuing consolidated financial statements according to Article 264b of the German Commercial Code.

6 Foreign currency measurement

For the main currencies applicable within the Group's consolidated entities and investments, the prevailing rates used for translation into the Group's presentation currency (EUR), are as set out below. All subsidiaries, associates and joint-ventures have as functional currency the currency of the country in which they operate, except for Element Six Abrasives (Ireland) where the functional currency is the US dollar.

		Closing Rates		Average Rates	
		2006	2007	2006	2007
American Dollar	USD	1.31700	1.47210	1.25560	1.37048
UK Pound Sterling	GBP	0.67150	0.73335	0.68173	0.68434
Canadian Dollar	CAD	1.52810	1.44490	1.42369	1.46785
Swiss Franc	CHF	1.60690	1.65470	1.57288	1.64272
Japanese Yen	JPY	156.93000	164.93000	146.01533	161.25263
Brazilian Real	BRL	2.81575	2.60753	2.74253	2.67486
South African Rand	ZAR	9.21240	10.02980	8.53118	9.65959
Chinese Yuan	CNY	10.27930	10.75240	10.00956	10.41782
Thai Baht	THB	46.77000	43.80000	47.59363	44.21399
Korean Won (100)	KRW	12.24810	13.77960	11.98581	12.72988

7 Segment Information

PRIMARY SEGMENT INFORMATION 2006 (by business group)

(€ thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Unallocated	Total
Total segment turnover	609,257	2,702,764	4,379,937	982,924	108,587	(577,755)	8,205,713
of which external turnover	606,361	2,502,158	4,005,683	982,924	108,587		8,205,713
of which inter-segment turnover	2,895	200,606	374,254			(577,755)	
Operating result	23,420	127,002	121,503	38,221	(28,697)		281,449
Recurring	30,571	129,887	131,293	43,922	(44,603)		291,070
Non-recurring	(5,779)	(820)	(12,500)	(813)	15,906		(4,006)
IAS 39 effect	(1,372)	(2,065)	2,710	(4,888)			(5,615)
Equity method companies	20,202	5,240		6,718			32,159
Recurring	22,290	9,126		6,718			38,134
Non-recurring	(1,442)	(3,886)					(5,328)
IAS 39 effect	(646)						(646)
Net financial cost						(43,660)	(43,660)
Income taxes						(49,771)	(49,771)
Minority interest						(4,925)	(4,925)
Net profit for the year	39,849	97,404	125,358	20,055	(69,012)	(17,806)	195,848
Consolidated total assets	505,092	1,083,732	604,765	1,291,726	12,599	278,036	3,775,949
Segment assets	398,179	1,040,545	604,765	1,229,574	12,599		3,285,662
Investments in associates	106,913	43,186		62,153			212,252
Unallocated assets						278,036	278,036
Consolidated total liabilities	140,060	407,295	328,321	512,139	(22,538)	1,422,530	2,787,806
Segment liabilities	140,060	407,295	328,321	512,139	(22,538)		1,365,276
Unallocated liabilities						1,422,530	1,422,530
Capital expenditure	15,777	32,715	20,886	25,190	13,625		108,193
Depreciation and amortization	24,447	35,391	29,186	9,706	9,161		107,891
Non-cash expenses other than depreciation	3,866	5,568	7,518	8,668	2,637		28,257
Impairment losses/ (Reversal of impairment losses)	5,205	7,855	4,233	3,222	765		21,279

SECONDARY SEGMENT INFORMATION (by geographical area)

(€ thousand)

	Europe	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	5,770,941	843,052	962,365	279,745	349,610	8,205,713
Total assets	2,977,351	384,185	189,795	132,068	92,550	3,775,949
Capital expenditure	87,095	7,898	5,755	5,803	1,642	108,193

PRIMARY SEGMENT INFORMATION 2007 (by business group)

(€ thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Unallocated	Total
Total segment turnover	**778,445**	**3,075,651**	**3,883,681**	**1,086,522**	**76,749**	**(591,139)**	**8,309,909**
of which external turnover	770,671	2,940,790	3,465,567	1,056,132	76,749		8,309,909
of which inter-segment turnover	7,775	134,861	418,114	30,390		(591,139)	
Operating result	**32,339**	**145,364**	**128,892**	**34,634**	**(32,234)**		**308,994**
Recurring	37,589	156,526	133,933	41,683	(37,421)		332,310
Non-recurring	(3,167)	(10,961)	(4,201)	(11,190)	5,187		(24,333)
IAS 39 effect	(2,083)	(200)	(840)	4,141			1,017
Equity method companies	**20,691**	**6,030**		**186**	**(1,452)**		**25,455**
Recurring	22,624	5,422		186	(1,452)		26,780
Non-recurring	(4,889)	608					(4,281)
IAS 39 effect	2,956						2,956
Net financial cost						(40,434)	(40,434)
Income taxes						(57,460)	(57,460)
Minority interest						(9,299)	(9,299)
Net profit for the year	**52,119**	**108,360**	**132,902**	**(18,218)**	**383,470**	**(5,551)**	**653,083**
Consolidated total assets	**601,204**	**1,204,451**	**621,199**	**506,556**	**19,792**	**332,124**	**3,285,323**
Segment assets	489,782	1,164,123	621,199	488,665	19,725		2,783,495
Investments in associates	111,422	40,327		17,891	67	2,435	169,706
Unallocated assets						332,124	332,124
Consolidated total liabilities	**236,809**	**378,558**	**419,532**	**192,096**	**(41,951)**	**2,100,280**	**3,285,323**
Segment liabilities	236,809	378,558	419,532	192,096	(41,951)		1,185,043
Unallocated liabilities						2,100,280	2,100,280
Capital expenditure	**18,736**	**40,815**	**52,148**	**25,515**	**15,692**		**152,907**
Depreciation and amortization	**22,181**	**33,626**	**32,694**	**16,258**	**8,524**		**113,283**
Non-cash expenses other than depreciation	**2,011**	**11,981**	**9,148**	**(1,774)**	**43,950**		**65,315**
Impairment losses/ (Reversal of impairment losses)	**2,132**	**594**	**2,573**	**12,438**	**(1,985)**		**15,752**

SECONDARY SEGMENT INFORMATION (by geographical area)

(€ thousand)

	Europe	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	**5,314,147**	**1,051,443**	**1,193,771**	**322,427**	**428,122**	**8,309,909**
Total assets	**2,482,989**	**387,984**	**164,580**	**134,266**	**115,504**	**3,285,323**
Capital expenditure	**128,514**	**7,543**	**7,635**	**7,105**	**2,110**	**152,907**

Segment information is presented in respect of the Group's business and geographical segments.

The primary segmentation reflects the business organization. The selected segments correspond to the business groups, as defined below.

The secondary segment is the geographical view whereby the turnover is presented according to the geographical location of the customers, while assets and investments are presented according to their actual geographical location.

The segment results, assets and liabilities include items directly attributable to the segment as well as those elements that can reasonably be allocated to a segment.

The pricing of inter-segment sales is based on an arm's length transfer pricing system. In the absence of relevant market price references, "cost plus" mechanisms are used.

Business segments

The Group is organized into the following business groups:

Advanced Materials includes the units Cobalt Specialty Materials, Electro-Optic Materials and Electronic Materials. The business group also includes Umicore's shareholding in Element Six Abrasives (Ireland).

Precious Metals Products and Catalysts includes the Automotive Catalysts, Thin Film Products, Jewellery & Electroplating, Catalyst Technologies and Technical Materials business units.

Precious Metals Services includes the Precious Metals Refining and the Precious Metals Management business units.

Zinc Specialties includes Zinc Chemicals, Building Products and the Zinc Battery Materials business units. The former Zinc Alloys unit was transferred to Nyrstar, and the remaining shareholding in Padaeng Industries Ltd (Thailand) is reported as a discontinued operation (see note 39).

Corporate covers corporate activities as well as some shared services and the central Research, Development & Innovation unit.

This disclosure only refers to continuing operations.

Associate companies are allocated to the business group with the closest fit from a market segment perspective.

8 Business combinations and acquisitions of associates and joint-ventures

Acquisitions (€ thousand)

	Notes	Fair value
Non Current Assets		26,512
Current Assets		112,269
Non Current Liabilities		10,996
Current Liabilities		44,190
Net assets acquired		83,595
Group share in net assets acquired		82,871
Goodwill	15	8,680
Negative goodwill	15	(2,844)
Purchase price		(88,707)
Non-cash consideration		884
Purchase price in cash		(87,823)
Net cash & cash equivalent acquired		5,508
Net cash out for acquistion of subsidiaries		(82,315)

In January 2007 Umicore acquired the business of a US based contact materials producer Ames Electro Materials Corp. (AEMC) - a subsidiary of Ames Goldsmith Corp. at Glens Falls, NY. The company has been fully integrated into the in Umicore's Technical Materials business unit and operates under the name Umicore Technical Materials North America.

In August 2006, Umicore acquired 80% of the shares of Beijing JuBo Photoelectric Technology Co., a Chinese supplier of optical coating materials. The acquisition of JuBo, was finalized on 15 January and has been fully integrated in Umicore's Thin Film Products business unit and operates under the name Beijing JuBo Photoelectric Technology Co.

On 1 October 2007 Umicore acquired the automotive catalyst business of Delphi Corp. As part of the transaction, Umicore has acquired, among other elements, manufacturing and research facilities in Tulsa (Umicore Autocat USA - Tulsa division, US), Florange (Umicore Autocat France, France) and Port Elizabeth (Umicore Catalyst South Africa, South Africa). Umicore has a 100% stake in those subsidiaries which have been fully integrated in the Automotive Catalyst business unit.

In November 2007, Umicore reached an agreement to acquire Imperial Smelting & Refining Co. of Canada Ltd., located in Toronto, Canada. Imperial is the leading supplier of precious metal products and recycling services for the jewellery industry in Canada and also supplies the US market. Imperial will continue to trade under the same name and will be fully integrated in Umicore's Jewellery and Electroplating business unit. As Imperial Smelting has been acquired and consolidated at the very end of the financial year, the fair value exercise has not been finalized yet and therefore the related goodwill is subjected to changes in 2008.

Since their inclusion in the consolidated financial statements of the group, the aggregated total loss of the period (Group share) of those investments is amounts to EUR 2,906 thousand in 2007. It is not practicable to disclose the 12 months results of the acquired companies. An aggregrated amount of approximately EUR 4 million for costs of acquisition has been included in the purchase price.

9 Result from operating activities

(€ thousand)

	31/12/06	31/12/07
TURNOVER (1)		
Sales	8,131,870	8,232,339
Services	73,844	77,570
Turnover	8,205,713	8,309,909
OTHER OPERATING INCOME (2)	101,916	129,851
DEPRECIATION AND IMPAIRMENT RESULT (3)		
Depreciation of fixed assets	(114,452)	(113,283)
Impairment loss on fixed assets	(7,613)	(8,074)
Inventory and bad debt provisions	(9,175)	(7,677)
Depreciation and impairment result	(131,240)	(129,035)
OTHER OPERATING EXPENSES (4)		
Services and outsourced refining and production costs	(343,986)	(352,436)
Royalties, licence fees, consulting and commissions	(37,281)	(29,382)
Other operating expenses	(10,690)	(7,407)
Increase and decrease in provisions	(41,658)	(72,617)
Use of provisions	14,599	19,615
Capital losses on disposal of assets	(2,995)	(1,734)
	(422,011)	(443,960)

(1) Services mainly include the revenues from tolling contracts.

(2) Other operating income mainly includes re-invoicing of costs to third parties (EUR 74.8 million), result on financial instruments (EUR 12 million), gains on disposals of fixed assets (EUR 3.7 million), negative goodwill directly taken into result (EUR 2.9 million) royalties and license fees (EUR 16.3 million), operating grants (EUR 2.9 million) and other income of EUR 6.2 million linked to the sale of the gold mining concession in Guinea by Umicore in 1992. EUR 9.8 million is also linked to the Nyrstar set-up agreements, whereby Umicore bought back the Calais site in France, including its related rehabilitation liabilities, immediately prior to the creation of Nyrstar at the end of August. Umicore obtained compensation for the same amount for taking over these liabilities

(3) Impairment losses on fixed assets are mainly due to the decision to relocate the Guarulhos facilities to Americana (Brazil) and to the decrease of activities in at Umicore Autocat Canada linked to the expiry of a significant contract in the North American market.

(4) R&D expenses for the Group in 2007 amounted to EUR 124.5 million (EUR 110.3 million in 2006), of which EUR 110.8 million originated in the fully consolidated companies (EUR 98.3 million in 2006).

Non-recurring results and IAS 39 impact included in the operating results

(€ thousand)

	2006				2007			
	Total	Non-recurring	IAS 39 effect	Recurring	Total	Non-recurring	IAS 39 effect	Recurring
Turnover	8,205,713		60	8,205,653	8,309,909		4,218	8,105,692
Other operating income	101,916	21,503	(23,490)	103,903	129,851	10,627	11,783	107,441
Operating income	***8,307,629***	***21,503***	***(23,429)***	***8,309,556***	***8,439,761***	***10,627***	***16,001***	***8,413,133***
Raw materials and consumables used	(6,979,320)	(115)	30,506	(7,009,711)	(7,039,391)	(1,818)	(11,654)	(7,025,920)
Payroll and related benefits	(504,727)	(269)		(504,458)	(546,474)	(1,133)		(545,341)
Depreciation and impairment results	(131,240)	(8,555)	(346)	(122,339)	(129,035)	(17,945)	1,740	(112,830)
Other operating expenses	(422,011)	(26,265)	(12,347)	(383,399)	(443,950)	(40,777)	(5,070)	(398,113)
Operating expenses	***(8,037,298)***	***(35,204)***	***17,813***	***(8,019,908)***	***(8,158,850)***	***(61,673)***	***(14,984)***	***(8,182,203)***
Income from other financial investments	***11,118***	***9,696***		***1,422***	***28,094***	***26,714***		***1,380***
RESULT FROM OPERATING ACTIVITIES	281,449	(4,005)	(5,615)	291,070	308,994	(24,333)	1,017	332,310

Umicore incurred an overall non-recurring operating charge of EUR 24.3 million. The sale of the Cumerio and Nymex shares generated an income of EUR 26.7 million (see the impact on available-for-sale financial assets in note 18).

Provisions totalling EUR 26.1 million were taken in the second semester regarding radio-active materials stored at the Olen facility in Belgium.

An impairment of EUR 10.1 million was made on zinc inventories.

Total restructuring provisions total ed EUR 12.7 million relating primarily to the relocation of the Guarulhos activities in Brazil to a new site in Americana.

Other non-recurring items show a negative balance of EUR 2.1 million.

IAS 39 had a positive effect on operating result of EUR 1.0 million. This amount concerns timing differences in revenue recognition that relate primarily to transactional hedges. All IAS 39 effects are non-cash in nature.

10 Payroll and related benefits

(€ thousand)

	Notes	31/12/06	31/12/07
Payroll and related benefits			
Wages, salaries and direct social advantages		(352,574)	(382,771)
Employer's social security and defined benefit contributions		(107,127)	(119,367)
Other charges for personnel		(27,491)	(10,948)
Temporary staff		(10,239)	(13,495)
Contribution to defined contribution plan		(1,873)	(7,701)
Employer's voluntary contributions (other)		(1,298)	(1,619)
Share-based payments		(7,449)	(5,473)
Pensions paid directly to beneficiaries		(7,892)	(7,081)
Provisions for employee benefits (-increase / + use and reversals)		11,217	1,981
		(504,727)	(546,475)
Average headcount in consolidated companies			
Executives and managerial staff		1,326	1,537
Non managers		8,142	7,903
TOTAL		9,468	9,440
Fair values of the options granted			
Number of stock options granted	28	732,625	742,750
Valuation model		Present Economic Value	
Assumed volatility (% pa)		25	25
Risk-free interest rate (% pa)		3.35	4.00
Monetary dividend increase (€ pa)		0.05	0.10
Rate of pre-vesting forfeiture		NA	NA
Rate of post-vesting leaving (% pa)		5.00	5.00
Minimum gain threshold (% pa)		50.00	50.00
Proportion who exercise given minimum gain achieved (% pa)		30.00	30.00
Fair value per granted instrument determined at the grant date (€)		6.61	7.55
Total fair value of the options granted (€ thousand)		4,841	5,606
Transfer to discontinued		(187)	(340)

		(€ thousand)
Fair values of the shares granted	**31/12/06**	**31/12/07**
47,000 shares granted at 21.52 EUR	1,011	
7,500 shares granted at 23.00 EUR	173	
58,750 shares granted at 25.02 EUR	1,687	(217)
16,100 shares granted at 26.31 EUR		424
Total fair value of shares granted	2,871	207
Transfer to discontinued	(76)	

The item Wages, salaries and direct social advantages in 2007 includes a positive impact of EUR 9.6 million that concerns the accrued indemnification that Umicore France will receive from Nyrstar with regard to the take over of all medical plan liabilities of retirees from Umicore Zinc Alloys France as foreseen in the Nyrstar set-up agreement (see also note 27).

The Group recognized a share-based payment expense of EUR 5,473 thousand during the year. The stock option plan part of this expense is calculated by an external actuary, using the Present Economic Value model which takes into account all features of the stock option plans and the volatility of the underlying stock. This volatility has been determined using the historical volatility of the Group shareholders' return over different averaging periods and different terms. No other market condition has been included on the basis of calculation of fair market value.

The free share part of the expense is valued at the market price of the shares at the grant date. In 2006 the group recognized an amount of EUR 1,687 thousand regarding 65,500 shares that had been initially offered to the top management. In the course of 2007, 58,750 of those shares have been accepted and effectively granted. This resulted in a reduction of the original cost of EUR 217 thousand.

In 2007 an extra 16,100 shares have been granted to top management resulting in an extra charge of EUR 424 thousands.

11 Finance cost - net

		(€ thousand)
	31/12/06	31/12/07
Interest income	10,594	16,135
Interest expenses	(40,835)	(43,612)
Discounting of non-current provisions	(7,424)	(4,541)
Foreign exchange gains and losses	(265)	(5,278)
Other financial income	1,444	4,149
Other financial expenses	(7,175)	(7,287)
	(43,660)	(40,434)

The net interest charge in 2007 totalled EUR 27,477 thousand. This is somewhat down compared to the EUR 30,241 thousand of 2006 as a result of lower indebtedness towards the end of the year.

The discounting of non-current provisions relates mainly to employee benefits and, to a lesser extent, environmental provisions and provisions for other liabilities and charges. This amount is influenced by the present value of these liabilities which in turn is influenced by changes in the discount rate, by the cash-out profile and by the recognition of new non-current liabilities. Most of the discounting results in 2007 are booked in Belgium and France

Foreign exchange results include realized exchange results and the unrealized translation adjustments to monetary items using the closing rate of the period. They also include fair value gains and losses on other currency financial instruments (see Note 32). Most of the foreign exchange results in 2007 were recorded in Belgium, Canada and Brazil

Other financial income in 2007 contains reversals on interest charge provisions on closed tax litigations files in Brazil. Other financial expenses include payment discounts, bank expenses and other financial fees incurred

12 Income from other financial investments

		(€ thousand)
	31/12/06	31/12/07
Capital gains and losses on disposal of financial investments	12,766	27,077
Dividend income	1,284	1,796
Interest income from financial assets	123	37
Impairment results on financial investments	(3,056)	(816)
	11,118	28,094

In 2007, the capital gains on disposal of financial investments are mainly due to the sale of Cumerio and Nymex shares.

The impairment results on financial investments relate to the impairment loss on the Pangaea and CMEA investments.

13 Income taxes

(€ thousand)

Income tax expense	31/12/06	31/12/07
Recognized in the income statement		
Current income tax	(62,903)	(67,730)
Deferred income tax	13,132	10,270
Total tax expense	**(49,771)**	**(57,460)**
Relationship between tax expense (income) and accounting profit		
Result from operating activities	281,449	308,994
Financial result	(43,660)	(40,434)
Profit (loss) before income tax of consolidated companies	237,788	268,560
Weighted average theoretical tax rate	31.00%	28.33%
Income tax calculated at the weighted average theoretical tax rate	(73,723)	(77,429)
Tax effect of:		
Expenses not deductible for tax purposes	(23,521)	(12,326)
Income not subjected to tax:	5,237	7,919
Capital gains	*4,815*	*7,919*
Others	*422*	
Sundry deduction from the taxable base:	45,673	33,052
Investments	*(39)*	*(134)*
Notional interests deduction	*24,718*	*26,940*
Other deductions	*20,995*	*6,246*
Tax computed on other basis	8,128	594
Utilisation of previously unrecognised tax losses	27,543	2,185
Tax losses for the period for which no deferred tax is recognised	(2,745)	(3,609)
Non-creditable foreign withholding taxes	(972)	(2,038)
Previous years corrections	(2,540)	(632)
Other	(32,851)	(5,176)
Tax expense at the effective tax rate for the year	**(49,771)**	**(57,460)**

Excluding the impact of non-recurring items and of the IAS 39 effect, the recurring effective tax rate for 2007 is 28.7% compared to 27.6% in 2006.

The line "Other" is mainly due to the unrecognized deferred tax assets on the difference between the elimination of dividends on consolidated companies and the dividend deduction in the tax return of the mother company.

The amount of the benefit from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that is used to reduce deferred tax expense amounts to EUR 725 thousand.

14 Intangible assets other than goodwill

(€ thousand)

	Concessions, patents, licences, etc.	Software	CO_2 emission rights	Other intangible assets	Total
At the beginning of 2006					
Gross value	7,332	59,428	3,377	11,135	81,272
Accumulated amortization	(4,554)	(43,133)		(9,949)	(57,636)
Net book value at the beginning of 2006	2,778	16,295	3,377	1,186	23,636
- additions	52	1,047	1,723	1,480	4,302
- disposals		753	(3,402)	554	(2,095)
- amortization charged (included in "Depreciation and impairments")	(955)	(6,391)		(279)	(7,625)
- reversal of amortization					
- impairment losses recognized (included in "Depreciation and impairments")			(4,491)		(4,491)
- reversal of impairment loss (included in "Other operating income")					
- emission rights allowances			4,549		4,549
- translation adjustments	(8)	(164)		(4)	(177)
- other movements	(94)	1,630		(1,277)	259
At the end of 2006	1,772	13,170	1,755	1,660	18,357
Gross value	8,152	60,322	6,246	8,872	83,592
Accumulated amortization	(6,380)	(47,152)	(4,491)	(7,212)	(65,235)
Net book value at the end of 2006	1,772	13,170	1,755	1,660	18,357
- discontinued activities in opening		(252)	(729)		(981)
- acquisitions through business combinations				(481)	(481)
- additions	216	1,360		2,429	4,005
- disposals		(3)	(914)		(917)
- amortization charged (included in "Depreciation and impairments")	(862)	(7,137)		(277)	(8,276)
- reversal of amortization					
- impairment losses recognized (included in "Depreciation and impairments")		(13)	(403)		(416)
- reversal of impairment loss (included in "Other operating income")					
- emission rights allowances			293		293
- translation adjustments		(24)		24	
- other movements		6,730		(557)	6,173
At the end of 2007	1,126	13,831	3	2,797	17,757
Gross value	8,335	64,413	759	7,876	81,382
Accumulated amortization	(7,209)	(50,581)	(755)	(5,079)	(63,624)
NET BOOK VALUE	1,126	13,831	3	2,797	17,757

The line "Additions" includes own production for EUR 69 thousand in 2007 (EUR 688 thousand in 2006).

The line "Disposals" is mainly composed of the amount of emission rights that Umicore has used during the period.

Within the framework of the Kyoto protocol, the EU emission trading system was put in place in 2005. As a result, the Flemish Government granted a number of emission rights to the Flemish sites of certain companies, including Umicore, covering a period of 3 years (2005-2007). Each year, at the end of February, one third of these emission rights is put on an official register. This release of emission rights is capitalized in the intangible assets in line with guidance of the Belgian Accounting Standards Commission. Umicore owns the required rights to ensure its normal operating activities. At the closing balance the owned rights have been impaired to reflect their market value.

There are no pledges on, or restrictions to, the title on intangible assets, other than disclosed in note 34.

15 Goodwill

(€ thousand)

	31/12/06	31/12/07
At the end of the preceding financial year		
Gross value	92,781	92,377
Impairment losses		
NET BOOK VALUE OF THE PRECEDING FINANCIAL YEAR	92,781	92,377
- discontinued operations in opening		(5,312)
- acquisitions through business combinations	1,120	8,679
- translation adjustments	(1,536)	(1,233)
- other movements	12	
At the end of the financial year	92,377	94,510
Gross value	92,377	94,510
Accumulated impairment losses		
NET BOOK VALUE	92,377	94,510

This table includes goodwill related to fully consolidated companies only, while goodwill relating to companies accounted for by the equity method is detailed in note 17.

The change of the period mainly relates to goodwill recognized on the acquisitions described in Note 8. A negative goodwill of EUR 2.9 million has also been recognized and immediately booked as a profit in the income statement (under the item "Other operating income").

The goodwill has been allocated to the primary segments as follow:

(€ thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Total
31/12/2006	10,387	54,576	9,844	17,570	92,377
31/12/2007	12,645	59,599	9,844	12,421	94,510

Management tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2. The recoverable amounts of cash-generating units to which goodwill is allocated have been determined based on value-in-use calculations by means of discounted cash-flow modeling on the basis of the Group's operational plans. The weighted average cost of capital which is used as discounting factor is adjusted to the situation of each business segment and is at least 9% pre-tax based.

16 Property, plant and equipment

(€ thousand)

	Land and buildings	Plant, machinery and equipment	Furniture and vehicles	Other tangible assets	Construction in progress and advance payments	Total
At the beginning of 2006						
Gross value	552,434	1,530,973	167,826	75,009	65,245	2,391,487
Accumulated amortization	(320,596)	(1,159,764)	(124,595)	(73,736)		(1,678,691)
Net book value at the beginning of 2006	231,838	371,209	43,231	1,274	65,245	712,796
- acquisitions through business combinations	12,758	15,595	88	1,000	1,172	30,612
- additions	10,276	33,327	10,524	573	78,610	133,311
- disposals	(1,147)	(7,262)	(2,359)	(29)	(1,203)	(12,000)
- depreciations (included in "Depreciation and impairments")	(20,751)	(91,805)	(13,625)	(572)		(126,754)
- impairment losses recognized (included in "Depreciation and impairments")	(1,302)	(6,824)	(48)			(8,174)
- reversal of impairment loss (included in "Other operating income")	160	150	20			330
- translation adjustments	(3,768)	(5,923)	(463)	(11)	(1,759)	(11,923)
- other movements	10,238	55,486	4,349	(159)	(71,725)	(1,812)
At the end of 2006	238,301	363,953	41,716	2,076	70,340	716,386
Gross value	582,471	1,554,003	166,678	18,319	70,340	2,391,811
Accumulated amortization	(344,170)	(1,190,049)	(124,962)	(16,243)		(1,675,425)
Net book value at the end of 2006	238,301	363,953	41,716	2,076	70,340	716,386
- impact of discontinued activities	(33,277)	(85,315)	(2,082)	(4)	(14,693)	(135,370)
- acquisitions through business combinations	6,746	14,876	17	912		22,551
- additions	8,735	29,909	8,885	596	100,776	148,902
- disposals	(5,650)	(1,757)	(1,038)		(149)	(8,594)
- depreciations (included in "Depreciation and impairments")	(17,305)	(74,454)	(12,634)	(614)		(105,007)
- impairment losses recognized (included in "Depreciation and impairments")	(621)	(6,346)	(14)	(912)		(7,894)
- reversal of impairment loss (included in "Other operating income")	20	347	1			368
- translation adjustments	(944)	(2,278)	(34)	(20)	52	(3,223)
- other movements	(19,847)	(47,997)	(5,454)	(150)	(78,881)	(5,435)
At the end of the financial year	215,852	286,933	40,270	2,184	77,444	622,685
of which leasing:	2,165	420	122			2,707
Gross value	479,095	1,113,194	157,553	17,267	77,444	1,844,552
Accumulated amortization	(263,242)	(826,260)	(117,282)	(15,082)		(1,221,867)
NET BOOK VALUE	215,852	286,934	40,271	2,184	77,444	622,685
Leasing						
Gross value	2,422	535	373			3,330
Accumulated amortization	(257)	(115)	(251)			(623)
NET BOOK VALUE	2,165	420	122			2,707

Management determines the estimated useful lives and related depreciation charges for property, plant and equipment. Management uses standard estimates based on a combination of physical durability and projected product life or industry life cycles. These useful lives could change significantly as a result of technical innovations, market developments or competitor actions. Management will increase the depreciation charge where useful lives are shorter than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

The key non-maintenance related additions to property, plant and equipment are attributable to technology and infrastructure developments in Precious Metals Services due to the investment in the pre-concentration project. Investments were high in most of the Precious Metals Products and Catalysts businesses as well as the Cobalt and Specialty Materials business.

Impairment losses on fixed assets are mainly due to the decision to relocate the Guarulhos facilities to Americana (Brazil) and to the decrease of activities at Umicore Autocat Canada linked to the expiry of a significant contract in the North American market.

The line "other movements" mainly includes the amounts of PPE transferred to the intangible assets.

There are no pledges on, or restrictions to, the title on property, plant and equipment, other than disclosed in note 34.

17 Investments accounted for using the equity method

The investments in companies accounted for using the equity method are composed mainly by the following associates and joint ventures:

	Measurement currency	Percentage 2006 (%)	2007 (%)
Associates			
Ganzhou Yi Hao Umicore Industries	CNY	40.00	40.00
IEQSA	PEN	40.00	40.00
Element Six Abrasives	USD	40.22	40.22
Padaeng Industry Public Cy Ltd	THB	46.90	0.00
Jiangmen Chancsun Umicore Industry Co. LTD	CNY	40.00	40.00
Todini	EUR	40.00	40.00
Reaxa	GBP	22.54	0.00
Joint ventures			
Fohl China	CNY	50.00	0.00
ICT Japan	JPY	50.00	50.00
ICT USA	USD	50.00	50.00
Ordeg	KRW	50.00	50.00
Rezinal	EUR	50.00	50.00
SolviCore GmbH & Co KG	EUR	50.00	50.00
SolviCore Management GmbH	EUR	50.00	50.00
Hycore	NOK	0.00	50.00

(€ thousand)

	Net book value	Goodwill	Total
At the end of previous year	159,813	51,609	211,422
- discontinued activities in opening	(36,219)	(7,044	(43,263)
- profit for the year	25,455		25,455
- dividends	(16,950)		(16,950)
- capital increase	2,066		2,066
- capital repayment	(1,824)		(1,824)
- change in other reserves	955		955
- translation adjustments	(7,970)	(142)	(8,112)
- other movements	(57)	15	(42)
At the end of the year	125,269	44,437	169,706
of which joint ventures	48,132	355	48,487

Umicore's share in the aggregated balance sheet and profit and loss items of the associates would have been as follows:

(€ thousand)

	31/12/06	31/12/07
Assets	257,339	228,488
Liabilities	122,477	133,580
Turnover	203,453	240,677
Net result	20,077	21,152

In June 2007, Umicore and Hydro joined forces in the production of solar-grade silicon used in the production of solar cells. The new company is named HyCore and has its headquarters in Porsgrunn, Norway. HyCore's first step will be to construct a pilot plant at Hydro's industrial park at Herøya in Porsgrunn. The pilot plant, which will be completed in 2008, will have an annual capacity of around 20 tonnes of solar-grade silicon.

The 22% remaining share in Padaeng at 31 December 2007 is reported as discontinued operation (note 39).

Umicore's share in the aggregated balance sheet items of the joint ventures would have been as follows:

(€ thousand)

	31/12/06	31/12/07
Current assets	136,898	135,045
Non-current assets	19,103	19,097
Current liabilities	95,298	94,808
Non-current liabilities	7,657	10,274

Umicore's share in the aggregated profit and loss items of the joint ventures would have been as follows:

(€ thousand)

	31/12/06	31/12/07
Operating result	18,691	8,941
Financial result	414	(1,513)
Tax	(7,060)	(3,116)
Net result Group	12,045	4,312

18 Available-for-sale financial assets and loans granted

(€ thousand)

NON-CURRENT FINANCIAL ASSETS	Notes	Available-for-sale financial assets	Loans granted
At the beginning of 2006		31,016	5,324
- increase		14,139	557
- decrease		(12,194)	(2,368)
- impairment losses (included in "Depreciation and Impairments")		(172)	(1,817)
- reversals of impairment losses (included in "Depreciation and Impairments")		9	
- translation adjustments		(144)	(287)
- fair value recognized in equity		17,788	
- fair value derecognized out of equity		(1,409)	
- other movements		(941)	1,198
At the end of 2006		48,092	2,606
- discontinued in opening		(49)	
- increase	(a)	81,455	1,294
- decrease	(b)	(3,545)	(1,095)
- impairment losses (included in "Depreciation and Impairments")		(817)	(456)
- translation adjustments		(85)	(60)
- fair value recognized in equity	(c)	2,971	
- fair value derecognized out of equity	(d)	(18,665)	
- other movements		(1,126)	360
At the end of the financial year		108,230	2,651
CURRENT FINANCIAL ASSETS			
At the end of the preceding financial year		328	37,181
- discontinued operations in opening			(39,923)
- increase			10,673
- decrease			(960)
- write-downs (included in "Depreciation and Impairments")			63
- translation adjustments		7	105
- Other		(272)	41
At the end of the financial year		64	7,181

(a) is mainly related to the stake Umicore retains in Nyrstar, following the initial public offering on Euronext Brussels. Nyrstar is headquartered in London, United Kingdom. Umicore also increased its stake in Duksan Hi-Metal Co, a publicly traded company based in Ulsan, South Korea.

(b) is mainly related to the sale of Cumerio shares.

(c) is mainly related to the fair value adjustment on Nyrstar and Duksan shares.

(d) is mainly related to sale of the Cumerio and Nymex shares.

Loans granted are mainly floating interest rate loans to associates and non-consolidated affiliates. Their fair value can hence be considered as equal to their nominal value.

The current loans granted include margin calls for EUR 6.1 million (EUR 36 million in 2006) held mainly by Umicore sa/nv and Umicore Precious Metals NJ (USA). Those margin calls have a fair value equivalent to their nominal value as they are calculated at normal market conditions.

19 Inventories

(€ thousand)

Analysis of inventories	31/12/06	31/12/07
Base product with metal hedging - gross value	866,462	701,119
Base product without metal hedging - gross value	236,779	240,685
Consumables - gross value	75,240	60,820
Write-downs	(45,153)	(39,247)
Advances paid	17,173	3,082
Contracts in progress	1,772	2,210
Total inventories	1,152,272	968,668

Inventories have decreased by EUR 184 million. This is mainly due to the combined effect of the outflow of inventories to discontinued operations (EUR 229 million) partly compensated by the inflow of inventories acquired through business combinations (EUR 47 million).

In line with the declining zinc price towards year end, a EUR 10 million impairment charged was booked on the permanently tied up zinc inventories at the business unit Building Products in France.

Based on metal prices and currency exchange rates prevailing at the closing date, the value of metal inventory would be about EUR 964 million higher than the current book value. However, most of these inventories cannot be realized as they are tied up in manufacturing and commercial operations.

There are no pledges on, or restrictions to, the title on inventories

20 Trade and other receivables

(€ thousand)

NON CURRENT	Notes	31/12/06	31/12/07
Cash guarantees and deposits		3,765	2,486
Trade receivables maturing > 1 year		1,645	
Other receivables maturing > 1 year		(20)	1,340
Assets employee benefits		879	913
Total		6,269	4,740
CURRENT			
Trade receivables (at cost)		832,719	734,240
Trade receivables (write down)		(17,667)	(11,520)
Other receivables (at cost)		172,094	117,125
Other receivables (write down)		(9,330)	(8,063)
Interest receivable		57	611
Fair value receivable financial instruments held for cash-flow hedging	32	27,506	7,312
Fair value receivable other financial instruments	32	29,723	2,431
Deferred charges and accrued income		12,052	7,899
Total		1,047,155	850,033

(€ thousand)

	Total	Not due	Overdue between			
			0-30 days	30-60 days	60-90 days	> 90 days
AGEING BALANCE ANALYSIS 2006						
Trade receivables (not including doubtful receivables) - at cost	817,950	590,146	165,964	37,106	15,169	9,564
Other receivables - at cost	172,094	130,187	30,857	1,691	2,606	6,752
AGEING BALANCE ANALYSIS 2007						
Trade receivables (not including doubtful receivables) - at cost	721,746	472,182	175,766	44,914	13,235	15,648
Other receivables - at cost	117,125	89,842	14,904	3,719	807	7,853

Trade receivables have decreased by EUR 169 million. This is partly due to the combined effect of the outflow of receivables to discontinued operations (EUR 113 millions) partly compensated by the inflow of receivables acquired through business combinations (EUR 58 million). The decline of the zinc price and of the US dollar at the end of the period also plays a role.

The decrease in other receivables is mainly due to a decreased amount of VAT receivable.

By default, all units use credit insurance as a means to mitigate the credit risk related to trade receivables. EUR 423 million, of the group trade receivables are covered by insured credit limits. The indemnification in case of non payment amounts to 95% with an annual maximum limit of EUR 20 million.

Some specific units operate without credit insurance but set credit limits based on financial information and business knowledge, which are duly approved by management. No major write down for non payment was necessary in the previous and current year

Credit risk - trade receivables

(€ thousand)

	Trade receivables (write-down)	Other receivables (write-down)	TOTAL
AT THE BEGINNING OF 2006	(17,239)	(5,174)	(22,413)
- Impairment losses recognized in P&L	(8,669)	(398)	(9,067)
- Reversal of impairment losses	1,687	291	1,978
- Impairment written off against asset carrying amount	353	147	500
- Decrease	162	1,562	1,724
- Change in scope	(5)		(5)
- Other movements	5,757	(5,770)	(13)
- Translation adjustments	287	12	299
AT THE END OF 2006	(17,667)	(9,330)	(26,997)
AT THE BEGINNING OF 2007	(17,667)	(9,330)	(26,997)
- Discontinued activities in opening	2,003	1,233	3,236
- Impairment losses recognized in the P&L	(2,603)	(42)	(2,645)
- Reversal of impairment losses	10,189	80	10,270
- Impairment netted with asset carrying amount	(3,439)		(3,439)
- Translation adjustments	(4)	(5)	(9)
AT THE END OF THE FINANCIAL YEAR	(11,520)	(8,063)	(19,584)

21 Deferred tax assets and liabilities

(€ thousand)

Tax assets and liabilities	31/12/06	31/12/07
Income tax receivables	9,189	6,233
Deferred tax assets	259,699	119,472
Income tax payable	(49,729)	(46,204)
Deferred tax liabilities	(44,246)	(37,566)

	Assets		Liabilities		Net	
	2006	2007	2006	2007	2006	2007
At the end of preceding financial year	139,253	259,699	(40,899)	(44,246)	98,354	215,453
Discontinued operations in opening		(133,969)		7,377		(126,592)
Deferred tax recognized in the P&L	43,599	790	(7,199)	9,480	36,400	10,270
Deferred tax recognized in equity	77,729	(10,452)	3,736	(4,751)	81,465	(15,203)
Acquisitions through business combination		4,359		(5,888)		(1,528)
Change in scope		(602)		(54)		(657)
Translation adjustments	(1,025)	(46)	243	319	(782)	273
Transfer	329	(209)	(328)	197	1	(12)
Other movements	(185)	(99)	201		16	(99)
At the end of financial year	259,699	119,472	(44,246)	(37,566)	215,453	81,907
Deferred tax in respect of each type of temporary difference						
Intangible assets & equity transaction expenses	1,236	1,190	(667)	(1,011)	569	179
Goodwill on fullly consolidated companies	2,257	2,006	(554)	(595)	1,703	1,411
Property, plant and equipment	13,315	12,180	(19,265)	(18,573)	(5,950)	(6,393)
Long term receivables	116	126	(2,092)	(1,467)	(1,976)	(1,341)
Inventories	10,977	16,431	(42,696)	(31,044)	(31,719)	(14,613)
Trade and other receivables	7,287	9,063	(30,966)	(30,087)	(23,679)	(21,024)
Group Shareholder's equity			(14,494)	(12,153)	(14,494)	(12,153)
Long Term Financial Debt and other payable	1,490	1,380			1,490	1,380
Provisions Employee Benefits	51,216	24,567	(391)	(222)	50,825	24,345
Provisions for Environment	4,286	2,900	(8,593)	(14,507)	(4,307)	(11,607)
Provisions for other liabilities and charges	27,071	38,096	(1,388)	(623)	25,683	37,473
Current Financial Debt		593				593
Current Provisions for Environment	10,108	14,766			10,108	14,766
Current Provisions for Other Liabilities & Charges	3,760	6,476		(188)	3,760	6,288
Trade and other payables	151,569	29,555	(1,763)	(2,626)	149,806	26,929
Total deferred tax due to temporary differences	284,688	159,329	(122,869)	(113,096)	161,819	46,233
Tax losses to carry forward	89,379	74,727			89,379	74,727
Investments deductions	1,477	1,489			1,477	1,489
Notional interests carried forward	2,158				2,158	
RDT carried forward	628	808			628	808
Other	6,652	2,344			6,652	2,344
Deferred tax assets not recognized	(46,658)	(43,695)			(46,658)	(43,695)
Total tax assets/liabilities	338,322	195,002	(122,869)	(113,096)	215,453	81,906
Compensation of assets and liabilities within same entity	(78,623)	(75,530)	(78,623)	(75,530)		
Net amount	259,699	119,472	(44,246)	(37,566)	215,453	81,906
	Base	Base	Tax	Tax		
Amount of deductible temporary differences, unused tax losses or tax credits for which no deferred tax asset is recognized in the balance sheet	138,049					
Expiration date with no time limit	138,049	129,303	46,658	43,596		

The changes of the period in temporary differences are charged in the income statement except those arising from events that were recognized directly in equity. The main movements in deferred tax recognized directly in equity affect the lines "Trade and other receivables" (negative by EUR 3,774 thousands), "Trade and other payables" (negative by EUR 7,003 thousands) and "Provisions for employee benefits" (negative by EUR 5,215 thousands).

Deferred tax assets are only recognized to the extent that their utilization is probable, i.e. if a tax benefit is expected in future periods.

Unrecognized deferred tax assets of EUR 43,695 mainly arise from tax losses (EUR 33,272 thousands) and temporary differences on property plants and equipment (EUR 7,487 thousands) and provisions (EUR 997 thousands).

The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

22 Cash and cash equivalents

(€ thousand)

Cash and cash equivalents	31/12/06	31/12/07
Short-term investments: bank term deposits	18,320	71,312
Short-term investments: term deposits (other)	3,319	7,276
Cash-in-hands and bank current accounts	152,979	140,327
Total cash and cash equivalents	174,617	218,914
Bank overdrafts (included in current financial debt in the balance sheet)	11,675	7,485
Net cash as in Cash Flow Statement	162,943	211,429

All cash and cash equivalents are fully available for the Group.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the group maintains flexibility in funding by maintaining availability under committed credit lines.

Excess liquidities are invested for very short periods and are spread over a limited number of relationship banks. These institutions are essentially banks enjoying a minimum credit rating AA- (Standard & Poor's)

23 Consolidated statement of changes in equity

(€ thousand)

	Part of the Group							
	Share capital and premiums	Reserves	Currency translation and other reserves	Treasury shares	Minority interest	Total for continuing operations	Equity of discontinued operations	Total equity
Balance at 1 January 2006	456,918	678,811	(136,055)	(28,578)	44,326	1,015,422		1,015,422
Changes in available-for-sale financial assets reserves			16,332		6	16,337		16,337
Changes in cash flow hedge reserves			(248,977)		(43)	(249,020)		(249,020)
Changes in post employment benefit reserves			631		(113)	518		518
Changes in share-based payment reserves			7,712			7,712		7,712
Changes in deferred taxes directly recognized in equity			86,090		53	86,143		86,143
Changes in currency translation differences			(38,543)		(5,478)	(44,021)		(44,021)
Net income (expense) recognized directly in equity			(176,756)		(5,575)	(182,331)		(182,331)
Result of the period		195,848			4,925	200,773		200,773
Total recognized income		195,848	(176,756)		(650)	18,442		18,442
Capital increase	6,948					6,948		6,948
Dividends		(47,156)			(4,447)	(51,603)		(51,603)
Transfers								
Changes in treasury shares				(10,944)		(10,944)		(10,944)
Changes in scope					9,876			9,876
Impact of discontinued operations								
Balance at 31 December 2006	463,866	827,503	(312,810)	(39,521)	49,105	988,142		988,142
Discontinued operations in opening			217,711		(14,246)	203,465	(217,711)	(14,246)
Changes in available-for-sale financial assets reserves			(15,743)		(10)	(15,753)		(15,753)
Changes in cash flow hedge reserves			33,606		(10)	33,596	190,332	223,927
Changes in post employment benefit reserves			14,716		73	14,790	1,864	16,654
Changes in share-based payment reserves			5,812			5,812		5,812
Changes in deferred taxes directly recognized in equity			(15,814)		(55)	(15,869)	(63,286)	(79,155)
Changes in currency translation differences			(36,086)		(2,260)	(38,346)	420	(37,926)
Change in scope from discontinued operations							85,736	85,736
Net income (expense) recognized directly in equity			(13,508)		(2,261)	(15,769)	215,065	199,296
Result of the period		653,083			9,300	662,383		662,383
Total recognized income		653,083	(13,508)		7,039	646,613	215,065	861,678
Capital increase	5,555				445	6,000		6,000
Dividends		(53,209)			(1,096)	(54,305)		(54,305)
Transfers		454	(454)					
Changes in treasury shares				(257,441)		(257,441)		(257,441)
Cost of capital increase								
Changes in scope					724	724		724
Balance at 31 December 2007	469,421	1,427,831	(109,062)	(296,963)	41,970	1,533,196	(2,645)	1,530,551

The legal reserve of EUR 73,839 thousand which is included in the retained earnings is not available for distribution.

The share capital of the Group as at 31 December was composed of 130,986,625 shares with no par value.

The detail of the currency translation differences and other reserves is as follows:

(€ thousand)

	Available-for-sale financial assets reserves	Cash flow hedge reserves	Deferred taxes recognized directly in equity	Post-employment benefit reserves	Share-based payment reserves	Currency translation differences	TOTAL
Balance at 1 January 2006	**9,291**	**(90,603)**	**42,415**	**(62,553)**	**3,255**	**(37,858)**	**(136,053)**
Gains and losses recognized in equity	17,788	(356,815)	123,077	(2,017)	7,712		(210,255)
Gains and losses derecognized in equity	(1,409)	108,080	(36,739)	(353)			69,579
Exchange differences	(47)	(242)	(248)	3,001		(38,543)	(36,079)
Balance at 31 December 2006	**25,622**	**(339,580)**	**128,505**	**(61,922)**	**10,967**	**(76,401)**	**(312,810)**
Balance at 1 January 2007	**25,622**	**(339,580)**	**128,505**	**(61,922)**	**10,967**	**(76,401)**	**(312,810)**
Discontinued operations in opening		316,063	(107,310)	5,994		2,964	217,711
Gains and losses recognized in equity	2,971	20,856	(11,962)	12,597	5,812		30,274
Gains and losses derecognized in equity	(18,665)	12,949	(3,660)	(1,219)			(10,595)
Transfer from/to retained earnings				459			459
Exchange differences	(49)	(200)	(192)	2,420		(36,081)	(34,102)
Balance at 31 December 2007	**9,879**	**10,088**	**5,381**	**(41,671)**	**16,778**	**(109,518)**	**(109,063)**

Gains and losses recognized in equity on available-for-sale financial assets relate to the fair value adjustments of the period on Nyrstar and Duksan shares (refer to note 18 on available-for sale financial assets). Gains and losses derecognized in equity on available-for-sale financial assets relate to the sale of Nymex and Cumerio shares.

The net gains recognized in equity regarding cash flow hedges (EUR 20,856 thousand) are the changes in fair value of new cash flow hedging instruments or existing ones at the opening but which have not yet expired at year end. The net gains derecognized from equity (EUR 12,949 thousand) are the fair values of the cash-flow hedging instruments which expired during the year.

New net actuarial gains on the defined post-employment benefit plans, have been recognized in equity for EUR 12,597 thousand.

The 2007 shares and stock option plans have led to a share-based payment reserve increase of EUR 5,812 thousand (refer to note 10 on employee benefits)

24 Financial debt

(€ thousand)

NON-CURRENT	Bank loans	Other loans	Total
At the beginning of 2006	95,433	154,996	[illegible]50,429
- Increase	535,500	35	[illegible]35,535
- Decrease	(385,039)	(382)	([illegible]85,421)
- Translation adjustments		(1)	(1)
- Transfers	(351)	13	(338)
- Other movements		(129)	(129)
At the end of 2006	245,543	154,532	[illegible]00,074
- Discontinued operations in opening	(543)		(543)
- Acquisitions through business combinations		110	110
- Increase	2,810	3,229	6,039
- Decrease	(225,130)	(406)	([illegible]25,536)
- Translation adjustments	(221)	(1)	(222)
- Transfers		(420)	(420)
- Other movements	1,699		1,699
At the end of the financial year	24,157	157,045	[illegible]81,201

CURRENT PORTION OF LONG-TERM FINANCIAL DEBTS	Bank loans	Other loans	Total
At the end of the preceding financial year	351	382	733
- Discontinued operations in opening	(351)		(351)
- Increase / decrease	530	686	1,216
At the end of the financial year	530	1,068	1,598

CURRENT	Short term bank loans	Bank overdrafts	Securitization	Short term loan: commercial paper	Other loans	Total
At the end of the preceding financial year	228,228	11,675	125,000	203,168	18,989	[illegible]87,060
- Discontinued operations in opening	(16,717)	(1,239)	(52,331)	(8,804)	29,193	([illegible]49,898)
- Increase / decrease	(97,000)	(2,951)	(72,669)	(111,369)	(39,136)	([illegible]23,126)
At the end of the financial year	114,511	7,485		82,995	9,046	[illegible]14,036

The net financial debt of the group has decreased by EUR 605.1 million mainly as a result of the disposal of the biggest part of the Group's share in Nyrstar.

In view of its improved liquidity position resulting from the Nyrstar IPO proceeds, Umicore sharply reduced its recourse to the EUR 300 million commercial paper programs.

During 2007, Umicore has stopped its securitisation program by repurchasing in July 2007, the Zinc Alloys receivables for EUR 52,331 thousand which represents the value of those receivables less service fee and global deferred purchase price. The reasoning is the same for the November 2007 repurchase of the receivables of Umicore Group for EUR 72,669 thousand. The program existing at the end of 2006 covered trade receivables. The securitization was a true sale of the receivables without recourse. However there is a global default reserve. As a consequence, an individual unpaid invoice or a number of unpaid invoices will, as long as the cumulated unpaid amount is below the global default reserve, remain at the expense of Umicore. However, due to a global default reserve, an individual unpaid invoice or a number of unpaid invoices, will, as long as the cumulated unpaid remains below the default reserve still were a charge for Umicore. Under this program, the trade receivables were still recognized as assets and the financing obtained was recognized as a liability. The carrying amount of the original assets remains identical compared to the carrying amount recognized in the balance sheet and the carrying amount of the associated liabilities.

The fair value of the EUR 150 million 8-year bond which was issued in 2004 was EUR 150.6 million as at 31 December, based on the bond value as quoted on Euronext at that date. The effective interest rate for this bond is 4.875% which is equal to the fixed interest rate.

The long-term bank loans consist of a EUR 20 million bank loan maturing in 2013 and bearing an interest of 5.36% per annum. Its fair value was EUR 21.2 million on 31 December 2007.

There were no outstanding advances under the EUR 450 million Syndicated Bank Credit Facility maturing in 2013.

The repricing date of the short term bank loans are very short term and are made at the convenience of the treasury department at market conditions as part of its daily management of treasury operations

Part of the non-current financial debt is subjected to standard financial covenants included in the loan agreements.

Umicore has not faced any breach of covenants or loan defaults in 2007 or in previous years. The debt covenant monitoring is the responsibility of the Group treasury department. In order to monitor this activity, compliance certificates are issued twice a year by the treasury department and sent to the agent bank. This methodology is a loan agreement condition and requirement as the interest margin is based on the net debt to EBITDA ratio

(€ thousand)

ANALYSIS OF LONG TERM DEBTS BY CURRENCIES (INCLUDING CURRENT PORTION)	EUR Euro	USD US Dollar	Other currencies	Total
Long-term bank loans	22,099		2,588	[illegible]24,687
Other long-term loans	158,107		5	[illegible]58,112
Non-current financial debts	180,206		2,593	[illegible]82,799

25 Trade debt and other payables

(€ thousand)

Non-current	Notes	31/12/06	31/12/07
Long term trade payables		74	74
Other long term debts		254	511
Investment grants and deferred income from grants		3,126	4,401
		3,454	4,987
Current		**31/12/06**	**31/12/07**
Trade payables		566,376	589,468
Advances received on contracts in progress		4,913	236
Tax payable - other than income		68,920	10,143
Payroll and related charges		121,263	113,074
Other amounts payable		47,725	39,452
Dividends payable		4,889	5,522
Accrued interest payable		8,122	7,686
Fair value payable financial instrument held for cash flow hedging	32	350,621	7,119
Fair value payable other financial instruments	32	23,140	14,656
Accrued charges and deferred income		83,927	77,459
		1,279,896	864,817

Trade debt and other payables decreased by EUR 415 million.

This decrease is mainly due to the outflow to discontinued operations (EUR 340 million) partly compensated by the inflow through business combination (EUR 40 million). The decline of the Zinc price and of the US dollar at the end of the period also plays a role.

The impact of fair value of hedging instruments is a decrease of EUR 41 million. VAT payables of continued operations have decreased by EUR 38 million.

26 Liquidity of the financial liabilities

(€ thousand)

December 2006	< 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	> 5 years	TOTAL
Financial debt						
Current						
Short-term bank loans	92,493	110,312	25,424			228,228
Bank overdrafts	11,675					11,675
Securitization	68,830	56,170				125,000
Short-term loan: commercial paper	194,364	8,804				203,168
Other loans	11,284		7,706			18,989
Current portion of long-term bank loans	351					351
Current portion of other long-term loans	382					382
Non-current						
Bank loans				25,425	220,117	245,543
Other loans				1,809	152,723	154,532
Trade and other payables						
Current						
Trade payables	475,471	85,690	5,217			566,376
Advances received on contracts in progress	424	4,165	325			4,913
Tax payable - other than income tax	54,249	(946)	15,617			68,920
Payroll and related charges	46,870	62,560	11,833			121,263
Other amounts payable	19,564	25,927	2,234			47,725
Dividends payable	4,889					4,889
Accrued interest payable, third parties	1,497	80	6,546			8,122
Fair value payable financial instrument held for cash flow hedging	21,105	42,917	286,598			350,621
Fair value payable other financial instruments	3,807	13,067	6,266			23,140
Accrued charges and deferred income	14,513	14,668	54,746			83,927
Non-current						
Long term trade payables					74	74
Other long term debts				254		254
Investment grants and deferred income from grants					3,126	3,126

(€ thousand)

December 2007	< 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	> 5 years	TOTAL
Financial debt						
Current						
Short-term bank loans	42,345	41,713	30,453			114,511
Bank overdrafts	4,113	893	2,479			7,485
Securitization						
Short-term loan: commercial paper			82,995			82,995
Other loans		76	8,969			9,046
Current portion of long-term bank loans	2	130	397			530
Current portion of other long-term loans	32	65	971			1,068
Non-current						
Bank loans				4,157	20,000	24,157
Other loans				154,079	2,966	157,044
Trade and other payables						
Current						
Trade payables	489,830	91,749	7,890			589,468
Advances received on contracts in progress	220		15			236
Tax payable - other than income tax	11,304	240	(1,401)			10,143
Payroll and related charges	44,073	60,781	8,220			113,074
Other amounts payable	21,431	14,205	3,816			39,452
Dividends payable	5,522					5,522
Accrued interest payable, third parties	972	6,570	144			7,686
Fair value payable financial instrument held for cash flow hedging	219	73	6,827			7,119
Fair value payable other financial instruments	6,459	6,340	1,857			14,656
Accrued charges and deferred income	18,907	33,868	24,685			77,459
Non-current						
Long-term trade payables					74	74
Other long-term debts				511		511
Investment grants and deferred income from grants				530	3,872	4,401

27 Provisions for employee benefits

The Group has various legal and constructive defined benefit obligations, the vast majority of which are situated in the Belgian, French and German operations, the majority of them being "final pay" plans.

(€ thousand)

	Post-employment benefits, pensions and similar	Post-employment benefits - other	Termination benefits early retirement & similar	Other long-term employee benefits	Total
At the end of the preceding financial year	**120,953**	**22,835**	**58,193**	**13,684**	**215,665**
- Discontinued operations in opening	(3,633)	(12,655)	(8,136)	(2,275)	(26,699)
- Acquisitions through business combinations	374				374
- Increase (included in "Payroll and related benefits")	8,187	9,864	2,540	1,122	21,712
- Reversal (included in "Payroll and related benefits")	(452)		(117)	(81)	(650)
- Use (included in "Payroll and related benefits")	(17,492)	(786)	(13,759)	(1,007)	(33,044)
- Interest and discount rate impacts (included in "Finance cost - Net")	4,418	539	1,804	530	7,291
- Translation adjustments	(373)	(154)	(3)		(530)
- Transfers	(536)	365	171		
- Recognized in equity	(9,316)	(2,049)			(11,365)
- Other movements	(862)	(1)	(94)		(958)
At the end of the financial year	**101,267**	**17,958**	**40,599**	**11,972**	**171,796**

This table shows the balances and the movements in provisions for employee benefits of the fully consolidated subsidiaries only. There is a difference in the line "Recognized in equity" compared to what is shown in note 23 as that note also includes associates and joint ventures that are accounted for according to the equity method.

The 2007 movements show declining balances for plans in Belgium mainly related to the impact of the discontinued operations and by additional funding contributions made. Management expects cash outflows in the short term to stay in the same order of magnitude as the outflows of prior and current year.

The following disclosure requirements under IAS 19 amended were derived from the reports obtained from external recognized actuaries

(€ thousand)

Movements	31/12/06	2007	31/12/07
Belgium	67,457	(27,893)	39,564
France	28,360	(9,067)	19,293
Germany	108,817	(7,783)	101,034
Subtotal	204,634	(44,743)	159,891
Other entities	11,031	874	11,905
Total	215,665	(43,869)	171,796

(€ thousand)

Change in benefit obligation	2006	2007
Benefit obligation at beginning of the year	295,637	304,840
Discontinued operations in opening		(40,271)
Current service cost	18,675	10,321
Interest cost	12,889	11,501
Plan Participants' Contributions	42	307
Amendments	(2,555)	10,803
Actuarial (gain)/loss	(1,894)	(10,688)
Benefits paid from plan/company	(22,924)	(24,872)
Expenses paid	(25)	(31)
Net transfer in/(out) (including the effect of any business combinations/divestitures)	6,635	14,808
Plan combinations		
Plan Curtailments		(315)
Plan Settlements		(99)
Exchange rate changes	(1,640)	(1,022)
Benefit obligation at end of the year	304,840	275,282

Change in plan assets	2006	2007
Fair value of plan assets at the beginning of the year	76,455	88,220
Discontinued operations in opening		(13,572)
Expected return on plan assets	4,251	3,747
Actuarial gain/(loss) on plan assets	(3,219)	(789)
Employer contributions	27,131	37,912
Member contributions	42	307
Benefits paid from plan/company	(22,924)	(24,872)
Expenses paid	(25)	(31)
Plan settlements		(215)
Net transfer in/ (out) (including the effect of any business combinations/divestitures)	7,294	12,636
Exchange rate changes	(785)	(578)
Fair value of plan assets at the end of the year	88,220	102,765

Pension plans mainly in Belgium, France, Liechtenstein, Netherlands, USA and Norway are wholly or partly funded with assets covering a substantial part of the obligations. All other plans have no material funding or are unfunded.

The amendments include EUR 9.6 million linked to the Nyrstar set-up agreement, whereby Umicore France took over all medical plan liabilities of retirees from ex Umicore Zinc Alloys France in return of cash compensation to receive and include also EUR 1.2 million linked to the first time consolidation of Umicore Nederland defined benefit plan.

The net transfer in (out) includes for as well the benefit obligation as the assets EUR 12.7 million linked to the defined benefit plan of Umicore Nederland.

(€ thousand)

Amount recognized in the balance sheet	2006	2007
Present value of funded obligations	116,018	1[illegible]3,830
Fair value of plan assets	88,220	1[illegible]2,765
Deficit (surplus) for funded plans	27,798	[illegible]1,065
Present value of unfunded obligations	188,822	1[illegible]1,452
Unrecognised past service (cost) benefit	(955)	(721)
Net liability (asset)	215,665	1[illegible]1,796
Components of pension costs:		
Amounts recognized in profit and loss statement		
Current service cost	18,675	[illegible]0,321
Interest cost	12,889	[illegible]1,501
Expected return on plan assets	(4,251)	([illegible]3,747)
Amortization of past service cost incl. §58(a)	(2,247)	[illegible]0,803
Amortization of net (gain) loss incl. §58(a)	(3,259)	1,297
Curtailment (gain)/loss recognized		(315)
Settlement (gain)/loss recognized		116
Total pension cost recognized in P&L account	21,807	[illegible]9,976
Actual return on plan assets	1,032	[illegible]2,742
Amounts recognized in statement of recognized income and expense		
Cumulative actuarial gains and losses	33,668	[illegible]8,252
Discontinued operations in opening		([illegible]5,866)
Actuarial gains and losses of the year	4,584	([illegible]1,365)
Transfer from/to retained earnings		459
Minorities		73
Exchange differences		(16)
Total recognized in the SoRIE at subsidiaries	38,252*	[illegible]1,537
Discontinued operations in opening at associates and joint ventures		(128)
Actuarial gains and losses at associates and joint ventures	23,670	[illegible]0,261
Total recognized in the Post employment benefit reserves Group	61,922	[illegible]1,671

* The 2006 total recognized in the SoRIE for the subsidiaries has been restated to allow the link with the post-employment benefit reserve (see Note 23).

The interest cost and return on plan assets as well as the discount rate impact on the non-post employment benefit plans included in the amortized actuarial losses or gains, are recognized under the finance cost in the Income statement (see note 11). All other elements of the expense of the year are classified under the operating result.

Actuarial gains of the year recognized in equity originate mainly from an increase in discount rates on the pension plans.

The policy to amortize the actuarial gains and losses is the experience policy

(%)

Principal actuarial Assumptions	2006	2007
Weighted average assumptions to determine benefit obligations		
Discount rate	4.36	5.16
Rate of compensation increase	2.36	2.95
Rate of price inflation	2.07	2.08
Weighted average assumptions to determine net cost		
Discount rate	4.16	4.36
Expected long-term rate of return on plan assets during financial year	5.11	4.99
Rate of compensation increase	2.28	2.37
Rate of price inflation	1.82	2.07

Plan assets	2007	
	Percentage of plan assets	Expected return on plan assets
Equity securities	4.70	6.89
Debt securities	17.20	3.84
Real Estate	0.84	4.50
Other	77.26	4.51
Total	100.00	5.00

Other plan assets are predominantly invested in insurance contracts and bank term deposits. The expected long term rate of return on assets assumptions is documented for the individual plans

History of experience gains and losses	2006	2007
Difference between the expected and actual return on plan assets		
Amount	3,219	789
Percentage of plan assets (%)	4.00	1.20
Experience (gain)/loss on plan liabilities		
Amount	(4,996)	9,129
Percentage of present value of plan liabilities (%)	(2.00)	3.30

Required disclosures for post-retirement medical plans	2006	2007
Assumed health care trend rate		
Immediate trend rate (%)	5.11	4.25
Ultimate trend rate (%)	6.75	6.75
Year that the rate reaches ultimate trend rate	2006	2007

	2007	
Sensitivity to trend rate assumptions	Valuation trend +1%	Valuation trend (1%)
Effect on total service cost and interest cost components	274	(290)
Effect on defined benefit obligation	2,751	(2,415)

(€ thousand)

Balance sheet reconciliation	2006	2007
Balance sheet liability (asset)	217,875	215,666
Discontinued operations in opening	0	(26,699)
Pension expense recognized in P&L in the financial year	21,807	29,976
Amounts recognized in SORIE	4,584	(10,906)
Employer contributions via funds in the financial year	(8,707)	(25,550)
Employer contribution paid directly in the financial year	(18,424)	(12,362)
Net transfer in/(out) (including the effect of any business combinations/diversitures)	(659)	2,172
Amounts recognised due to plan combinations		
Other	45	(58)
Exchange rate adjustment - (gain)/loss	(855)	(444)
Balance sheet liability (asset) as of end of the year	215,666	171,795

The contribution expected to be paid to the plans during the annual period beginning after the balance sheet date amounts to EUR 19.7 million.

28 Stock option plans granted by the company

Plan	Expiry date	Exercise	Old exercise price EUR before Cumerio demerger (the exercice price may be higher in certain countries)	New exercise price EUR after Cumerio demerger (the exercice price may be higher in certain countries)	Number of options still to be exercised
ESOP 1999 (10 years)	10.06.2009	once a year: from May 20 until June 10	7.32	5.22	60,825
			7.46	5.36	37,400
					98,225
ISOP 2001 (7 years)	14.03.2008	all working days of Euronext Brussels	8.29	6.19	11,850
			8.36	6.26	
			8.49	6.39	83,000
					94,850
ISOP 2002 (7 years)	14.03.2009	all working days of Euronext Brussels	7.60	5.50	1,375
			9.22	7.12	38,800
			9.63	7.53	266,150
			7.60	7.60	
					306,325
ISOP 2003 (7 years)	13.03.2010	all working days of Euronext Brussels	6.84	4.74	359,250
			7.02	4.92	71,800
					431,050
ISOP 2003 bis	13.03.2010	all working days of Euronext Brussels	8.80	6.70	20,000
					20,000
ISOP 2004	11.03.2011	all working days of Euronext Brussels	10.41	8.31	266,750
			10.74	8.64	145,500
					412,250
ISOP 2005	16.06.2012	all working days of Euronext Brussels		12.92	470,000
				13.66	8,500
					478,500
ISOP 2006	02.03.2013	all working days of Euronext Brussels		22.55	651,125
				24.00	12,500
					663,625
ISOP 2007	16.06.2014	all working days of Euronext Brussels		26.55	717,750
				27.36	25,000
					742,750
Total					3,247,575

- ESOP refers to "Employee Stock Option Plan" (worldwide plan for hourly and monthly-paid employees and managers).
- ISOP refers to "Incentive Stock Option Plan" (worldwide plan for managers).
- The ISOP 2003 bis plan was set up in the first semester of 2004 for executives of PMG who joined Umicore as a result of the acquisition.

The stock options, which are typically vested at the time of the grant, will be settled with existing treasury shares. Options which have not been exercised before the expiry date elapse automatically.

(€ thousand)

Details of the share options outstanding during the year	2006		2007	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at the beginning of the year	4,938,100	7,32	4,109,650	10.13
Granted during the year	732,625	22,59	742,750	26.57
Forfeited during the year				
Exercised during the year	1,561,075	7,10	1,604,825	7.08
Expired during the year				
Outstanding at the end of the year	4,109,650	10,13	3,247,575	15.39
Exercisable at the end of the year	4,109,650	10,13	3,247,575	15.39

The options outstanding at the end of the year have a weighted average remaining contractual life untill December 2011.

29 Environmental provisions

(€ thousand)

	Provisions for soil clean-up & site rehabilitation	Other environmental provisions	TOTAL
At the beginning of 2007	100,910	34,786	135,696
- Discontinued operations in opening	(26,232)	(30,967)	(57,199)
- Change in scope			
- Acquisition through business combinations		518	518
- Increase	45,835	1,780	47,615
- Reversal	(46)		(46)
- Use (included in "Other operating expenses")	(11,186)	(920)	(12,107)
- Discounting (included in "Finance cost -Net")	(3,782)		(3,782)
- Translation adjustments	102	(24)	78
- Other movements	411	(414)	(3)
At the end of the financial year	106,011	4,759	110,770
Of which - Non Current	65,561	2,665	68,226
- Current	40,451	2,093	42,544

Provisions for environmental legal and constructive obligations are recognized and measured by reference to an estimate of the probability of future cash outflows as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Provisions for environmental matters at the Zinc Alloys businesses included in the balance sheet at the beginning of the period were moved to discontinued operations for EUR 57,199 thousand.

Provisions at the continued operations increased overall by EUR 32,273 thousand, with additional provisions being only partly compensated by uses of existing provisions.

The increase of provisions for environment is mainly related to the rehabilitation regarding radio-active materials stored at the Olen facility in Belgium for EUR 26,093 thousand. This follows discussions with the federal authorities regarding the possible measures for dealing with these materials in a structured manner. These discussions have allowed the calculation and booking of a first reliable estimate.

An increase of EUR 5,402 thousand is linked to the rehabilitation of the Guarulhos site in Brazil, following the decision to relocate the activities there to a new site in Americana. An increase of EUR 9,841 thousand is linked to the Nyrstar set-up agreement, whereby Umicore bought back the Calais site in France, including its related rehabilitation liabilities, immediately prior to the creation of Nyrstar at the end of August. Umicore obtained compensation for the same amount for taking over these liabilities; this compensation is booked under Other Income.

Most of the uses of provisions for the period are linked to the realization during the period of site rehabilitation programs and treatment of waste materials in Belgium and France.

A material portion of the provisions for soil clean-up and site rehabilitation relates to projects in Belgium and France. Management expects the most significant cash outflows on these projects to take place within 5 years.

30 Provisions for other liabilities and charges

(€ thousand)

	Provisions for reorganization & restructuring	Provisions for other liabilities and charges		TOTAL
At the end of the preceding financial year	18,579	52,673		71,252
- Discontinued operations in opening	(2,599)	(3,957)		(6,556)
- Change in scope				
- Acquisition through business combinations	1,542	2,329		3,871
- Increase	4,986	28,303		33,289
- Reversal	(28)	(11,762)		(11,791)
- Use (included in "Other operating expenses")	(2,647)	(5,068)		(7,715)
- Discounting (included in "Finance cost - Net")		1,032		1,032
- Translation adjustments	(30)	1,078		1,048
- Transfers	63	(90)		(27)
- Financial charges				
- Other movements	(231)	(64)		(295)
At the end of the financial year	19,636	64,474		84,110
Of which - Non Current	10,371	45,125		55,496
- Current	9,265	19,350		28,615

Provisions for reorganization and restructuring and for tax, warranty and litigation risks, onerous contracts and product returns are recognized and measured by reference to an estimate of the probability of future outflow of cash as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized

Provisions for other liabilities and charges at the Zinc Alloys businesses included in the balance sheet at the beginning of the period were moved to discontinued operations for EUR 6,556 thousand, of which EUR 2,980 thousand related to provisions for onerous contracts linked to the IAS 39 effect.

Provisions at the continued operations increased overall by EUR 19,414 thousand, with additional provisions being only partly compensated by reversals and uses of existing provisions.

The Delphi acquisition accounted for the majority of the EUR 3,871 thousand opening impact of business combinations and relates mainly to some restructuring liabilities and warranty risks taken over by Umicore.

The increase of the provisions for reorganization and restructuring is mainly linked to the restructuring of the Guarulhos site in Brazil. The use of provisions in this category is linked to the restructuring program of the precious metals refining operation in Hanau, Germany, a restructuring for which a provision was made in 2006.

The increases, reversals and uses in provisions for other liabilities and charges concern liabilities that are mainly related to warranty risks and litigation. They affect a wide range of subsidiaries, mainly in Germany, Brazil, South Africa, Belgium and France and are mainly related to the Precious Metals Products and Catalysts businesses.

They also include provisions for onerous contracts related to the IAS 39 effect (see note 9). The net increase of the period on provisions for onerous contracts is EUR 6,306 thousand. The closing balance of this provision is EUR 11,780 thousand classified as current provision.

No assessment is possible regarding the expected timing of cash outflows related to the non-current part of the provisions for other liabilities and charges.

31 Financial instruments by category

(€ thousand)

As at 31 December 2006	FAIR VALUE	Carrying amount: Held for trading - no hedge accounting	Held for trading - hedge accounting	Loans, receivables and payables	Available-for-sale
ASSETS					
Available-for-sale financial assets	48,420				48,420
Available-for-sale financial assets - Shares	48,420				48,420
Loans granted	39,787			39,787	
Loans to associates and non consolidated affiliates	39,787			39,787	
Trade and other receivables	1,053,423	29,723	27,506	996,194	
Non-current					
Cash guarantees and deposits	3,765			3,765	
Trade receivables maturing in more than 1 year	1,645			1,645	
Other receivables maturing in more than 1 year	(20)			(20)	
Assets employee benefits	879			879	
Current					
Trade receivables (at cost)	832,719			832,719	
Trade receivables (write-down)	(17,667)			(17,667)	
Other receivables (at cost)	172,094			172,094	
Other receivables (write-down)	(9,330)			(9,330)	
Interest receivable	57			57	
Fair value of financial instruments held for cash-flow hedging	27,506		27,506		
Fair value receivable other financial instruments	29,723	29,723			
Deferred charges and accrued income	12,052			12,052	
Cash and cash equivalents	174,617			174,617	
Short-term investments: bank term deposits	18,320			18,320	
Short-term investments: term deposits (other)	3,319			3,319	
Cash-in-hand and bank current accounts	152,979			152,979	
Total of financial instruments (Assets)	1,316,247	29,723	27,506	1,210,598	48,420
LIABILITIES					
Financial debt	991,167			987,867	
Non-current					
Bank loans	245,542			245,542	
Other loans	157,832			154,532	
Current					
Short-term bank loans	228,579			228,579	
Bank overdrafts	11,675			11,675	
Securitization	125,000			125,000	
Short-term loan: commercial paper	203,168			203,168	
Other loans	19,371			19,371	
Trade and other payables	1,283,350	23,140	350,621	909,589	
Non-current					
Long-term trade payables	74			74	
Other long-term debts	254			254	
Investments grants and deferred income from grants	3,126			3,126	
Current					
Trade payables	566,376			566,376	
Advances received on contracts in progress	4,913			4,913	
Tax - other than income tax - payable	68,920			68,920	
Payroll and related charges	121,263			121,263	
Other amounts payable	47,725			47,725	
Dividends payable	4,889			4,889	
Accrued interest payable	8,122			8,122	
Fair value financial instrument held for cash flow hedging	350,621		350,621		
Fair value payable other financial instruments	23,140	23,140			
Accrued charges and deferred income	83,927			83,927	
Total of financial instruments (Assets)	2,274,517	23,140	350,621	1,897,456	

(€ thousand)

As at 31 December 2007	FAIR VALUE	Carrying amount			
		Held for trading - no hedge accounting	Held for trading - hedge accounting	Loans, receivables and payables	Available-for-sale
ASSETS					
Available-for-sale financial assets	**108,294**				**108,294**
Available-for-sale financial assets - Shares	108,294				108,294
Loans granted	**9,832**			**9,832**	
Loans to associates and non consolidated affiliates	9,832			9,832	
Trade and other receivables	**884,773**	**12,431**	**17,312**	**855,031**	
Non-current					
Cash guarantees and deposits	2,486			2,486	
Trade receivables maturing in more than 1 year					
Other receivables maturing in more than 1 year	1,340			1,340	
Assets employee benefits	913			913	
Current					
Trade receivables (at cost)	734,240			734,240	
Trade receivables (write-down)	(11,520)			(11,520)	
Other receivables (at cost)	117,125			117,125	
Other receivables (write-down)	(8,063)			(8,063)	
Interest receivable	611			611	
Fair value of financial instruments held for cash-flow hedging	17,312		17,312		
Fair value receivable other financial instruments	12,431	12,431			
Deferred charges and accrued income	17,899			17,899	
Cash and cash equivalents	**218,915**			**218,915**	
Short-term investments: bank term deposits	71,312			71,312	
Short-term investments: term deposits (other)	7,276			7,276	
Cash-in-hand and bank current accounts	140,327			140,327	
Total of financial instruments (Assets)	**1,221,814**	**12,431**	**17,312**	**1,083,778**	**108,294**
LIABILITIES					
Financial debt	**398,637**			**396,837**	
Non-current					
Bank loans	25,357			24,157	
Other loans	157,645			157,045	
Current					
Short term bank loans	115,041			115,041	
Bank overdrafts	7,485			7,485	
Securitization					
Short term loan: commercial paper	82,995			82,995	
Other loans	10,114			10,114	
Trade and other payables	**870,224**	**14,656**	**7,119**	**848,449**	
Non-current					
Long term trade payables	74			74	
Other long term debts	511			511	
Investments grants and deferred income from grants	4,401			4,401	
Current					
Trade payables	589,468			589,468	
Advances received on contracts in progress	236			236	
Tax - other than income tax - payable	10,143			10,143	
Payroll and related charges	113,497			113,497	
Other amounts payable	39,452			39,452	
Dividends payable	5,522			5,522	
Accrued interest payable	7,686			7,686	
Fair value financial instrument held for cash flow hedging	7,119		7,119		
Fair value payable other financial instruments	14,656	14,656			
Accrued charges and deferred income	77,459			77,459	
Total of financial instruments (Liabilities)	**1,268,861**	**14,656**	**7,119**	**1,245,286**	

Loans and debt have been issued at market rate which would not create any major differences with effective interest expense. All categories of financial instruments of Umicore are at fair value except the non current bank and other loans for which the carrying amounts differ from the fair value (see note 24).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques, mainly discounted cash-flow, using for the market assumptions the ones existing at balance sheet date.

In particular, the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange and metal contracts is determined using quoted forward exchange and metal rates at the balance sheet date

The fair value of quoted financial assets held by the Group is their quoted market price at balance sheet date. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values.

Sensitivity analysis on financial instruments

Umicore hedges its structural and transactional metal, currency and interest rate risks using respectively metal derivatives (mainly quoted on the London Metal Exchange), currency derivatives and Interest Rate Swaps with reputated brokers and banks.

a) **commodity prices**

The fair value on financial instruments related to cash flow hedging would have been EUR 17.0 million lower/higher if the metal prices have weakened/strengthened by 10%.

The fair value on other commodity sales financial instruments would have been EUR 13.3 million lower/higher and the fair value on other commodity purchases financial instruments would have been EUR 8.9 million higher/lower if the metal prices have weakened/strengthened by 10%.

b) **Foreign currency**

The fair value of forward currency contracts related to cash flow hedging would have been EUR 20.6 million higher if the Euro strengthened against USD by 10% and would have been EUR 24.2 million lower if the Euro weakened against USD by 10%.

The fair value of other forward currency contracts sold would have been EUR 5.7 million higher if the Euro strengthened against USD by 10% and would have EUR 7.0 million lower if the Euro weakened against USD by 10%.

The fair value of other forward currency contracts bought would have been EUR 0.3 million lower if the Euro strengthened against USD by 10% and would have been EUR 0.4 million higher if the Euro weakened against USD by 10%.

The fair value of balance sheet items exposed to USD would have been EUR 6.1 million higher if the Euro strengthened against USD by 10% and would have been EUR 7.4 million lower if the euro weakened against USD by 10%.

c) **Interest rate**

The fair value of the interest rate swaps contracts would have been EUR 1.3 million lower/higher and the fair value of cash and cash equivalents and financial debt would have been EUR 1.7 million lower/higher if the interest rate decreased/increased by 1%.

32 Fair value of financial instruments

Umicore hedges its structural and transactional metal, currency and interest rate risks using respectively metal derivatives (mainly quoted on the London Metal Exchange), currency derivatives and Interest Rate Swaps with reputated brokers and banks.

a) financial instruments related to cash-flow hedging:

(€ thousand)

	Notional or Contractual amount		Fair value	
	31/12/2006	31/12/2007	31/12/2006	31/12/2007
Forward commodities sales	411,111	166,870	(350,294)	(3,963)
Forward currency contracts sales	458,020	235,626	26,420	13,117
Forward IRS contracts	142,000	172,000	760	1,036
Total fair value impact subsidiaries			(323,115)	10,191
Recognized under trade and other receivables			27,506	17,312
Recognized under trade and other payables			(350,621)	(7,119)
Total fair value impact associates and joint ventures			(16,565)	
TOTAL			(339,680)	10,191

The principles and documentation on the hedged risks as well as the timing related to the Group's cash flow hedging operations are included in note 3 Financial risk management.

The fair values of the effective hedging instruments are in the first instance recognized in the fair value reserves recorded in equity and are derecognized when the underlying forecasted or committed transactions occur (see note 23)

The forward commodities sales contracts are set up to hedge primarily the following commodities: zinc, gold, silver, copper and lead.

The forward currency contracts are set up to hedge USD towards Euro and AUD.

The average maturity date of financial instruments related to cash-flow hedging is January 2009 for the forward commodities sold, November 2008 for the forward currency contracts and March 2008 for the forward IRS contracts.

The terms and conditions of the forward contracts are common market conditions.

In those circumstances whereby the hedge accounting documentation as defined under IAS 39 is not available, financial instruments used to hedge structural risks for metals and currencies are measured as if they were held for trading. However, such instruments are being used to hedge future probable cash-flows and are not speculative in nature.

Umicore has not faced any ineffectiveness on cash flow hedging in P&L in 2006 and 2007.

b) other financial instruments

(€ thousand)

	Notional or Contractual amount		Fair value	
	31/12/2006	31/12/2007	31/12/2006	31/12/2007
Forward commodities sales	191,227	134,734	(21,926)	(1,101)
Forward commodities purchases	(193,306)	(90,856)	27,871	(1,963)
Forward currency contracts sales	81,365	63,741	1,235	843
Forward currency contracts purchases	(47,980)	(3,338)	(596)	(4)
Total fair value impact subsidiaries			6,584	(2,225)
Recognized under trade and other receivables			29,723	2,431
Recognized under trade and other payables			(23,140)	(4,656)
Total fair value impact Associates & Joint Ventures			422	
TOTAL GROUP			7,006	(2,225)

The principles and documentation related to the Group's transactional hedging are included in note 3 "Financial risk management". In the absence of hedge accounting documentation as defined under IAS 39, financial instruments used to hedge transactional risks for metals and currencies are measured as if they were held for trading. However, such instruments are being used to cover existing transactions and firm commitments and are not speculative in nature.

The fair values are immediately recognized in the income statement under Other operating income for the commodity instruments and the Net Finance cost for the currency instruments.

c) Embedded derivatives

In 2006, a contractual situation was identified at Umicore Zinc Alloys France. This entity has been part of the discontinuation in 2007. No amount is maintained at the level of Umicore Group on this specific contract.

Since 2006 a contractual situation is activated whereby variable price adjustments (embedded derivative) occur on the sale (host contract) in 1992 of the participation and loans of Aurifère de Guinée, a gold mining concession in Guinea.

In 2007 an amount of EUR 6.2 million was recognized in the income statement. This total amount comprises the changes in the estimated present value of potential income from this source, based amongst others upon gold price, mine potential and operating conditions and creditworthiness of the mine owner for EUR - 3.3 million and actual recognized income for EUR 9.5 million.

At balance sheet level, the receivable of EUR 5.8 million related to Aurifère de Guinée is recorded in the other current receivables.

(€ thousand)

	Earliest contractual maturity (undiscounted)				
As at 31 December 2006	< 1 Month	1 to 3 Months	3 Months - 1 Year	1 to 5 Years	Total
Financial Instruments Assets					
Interest Rate Risk					
Interest rate swaps		760			760
Commodity risk					
Total forward sales (CFH)	(92)	69	178	171	326
Total forward sales (other)	102	257			359
Total forward purchases (other)	7,237	5,985	13,996	992	28,210
FX Risk					
Forward currency contracts sales (CFH)	1,399	3,283	12,389	9,348	26,419
Forward currency contracts sales (other)	997	87	151		1,235
Financial Instruments Liabilities					
Commodity risk					
Total forward sales (CFH)	(21,107)	(42,922)	(165,435)	(121,159)	(350,621)
Total forward sales (other)	(9,283)	(3,772)	(8,887)	(342)	(22,284)
Total forward purchases (other)	(170)	(160)	(9)		(339)
FX Risk					
Forward currency contracts purchases (other)	(16)	(62)	(518)		(596)
As at 31 December 2007					
Financial Instruments Assets					
Interest Rate Risk					
Interest rate swaps		1,036			1,036
Commodity risk					
Total forward sales (CFH)	(736)	119	(1)	3,774	3,157
Total forward sales (other)	327	3			330
Total forward purchases (other)	351	51	2,328		2,730
FX Risk					
Forward currency contracts sales (CFH)	1,007	642	7,063	4,405	13,117
Forward currency contracts sales (other)	810	33			843
Financial Instruments Liabilities					
Commodity risk					
Total forward sales (CFH)	(350)	(375)	(3,812)	(2,583)	(7,119)
Total forward sales (other)	187	(977)	(641)		(1,431)
Total forward purchases (other)	(1,142)	(2,359)	(1,134)	(57)	(4,692)
FX Risk					
Forward currency contracts purchases (other)		(4)			(4)

33 Notes to the cash flow statement

Definitions

The cash flow statement identifies operating, investing and financing activities for the period.

The investing cash flows related to acquisitions (and disposals) of subsidiaries are reported net of cash acquired (or disposed of) (see note 8, "Business combinations").

Umicore uses the indirect method for the operating cash flows. The net profit and loss is adjusted for:

- the effects of non-cash transactions such as provisions, impairment losses, etc., and the variance in operating capital requirements.
- items of income or expense associated with investing or financing cash flows

(€ thousand)

	31/12/06	31/12/07
Adjustments for non cash transactions		
Depreciations	134,371	113,283
Adjustment IAS 39	20,065	96
Reclassification of discontinued charges		
Negative goodwill taken in result (including acquisition costs)	(2,212)	(2,843)
(Reversal) Impairment charges	14,785	13,659
Exchange difference on long-term loans	12,840	(10,638)
Inventories and bad debt provisions	10,172	5,463
Depreciation on government grants	(2,376)	(2,960)
Share-based payments	7,712	5,250
Change in provisions	2,643	36,639
Other	139	528
	198,139	158,477
Adjustments for items to disclose separately or under investing and financing cash flows		
Tax charge of the period	52,362	57,460
Interest (income) charges	33,117	27,440
(Gain) loss on disposal of fixed assets	(15,002)	(29,401)
Dividend income	(1,284)	(1,796)
	69,194	53,703
Change in working capital requirement analysis		
Inventories	(237,584)	183,604
Trade and other receivables	(706,523)	171,639
Trade and other payables	813,433	(416,649)
As in the consolidated balance sheet	(130,674)	(61,407)
IAS 39 effect	(26,643)	39,749
Effect of discontinued operations		9,383
Non-cash items or otherwise disclosed	(226,029)	(25,882)
Change in scope		65,194
Currency translation differences	(32,203)	(19,792)
As in the consolidated cash flow statement	(415,549)	7,245

A) Net cash flow generated by operating activities

Operating cash flow after tax is EUR 406.4 million positive. Working capital requirements decreased by EUR 6.2 million. The main factors were lower inventories in Zinc Specialties as a result of a lower zinc price, a reduction in working inventory in Precious Metals Services and lower working capital requirements in the precious metals products businesses due to seasonal effects. These more than compensated for the increase in working capital requirements in Automotive Catalysts, brought about by the increased activity levels and higher precious metal prices.

B) Net cash flow used in investing activities

Net cash generated by investing activities increased by EUR 565.3 million in 2007, mainly due to a net cash movement of EUR 578.2 million linked to the disposal of the Zinc Alloys activities to Nyrstar. The Group has also acquired subsidiaries for EUR 82.3 million, net of cash acquired (see Note 8, business combinations).

Capital expenditure reached EUR 152.9 million. The most significant increase took place in Precious Metals Services due to the investment in the pre-concentration project. Investments were high in most of the Precious Metals Products and Catalysts businesses as well as the Cobalt and Specialty Materials business.

C) Net cash flow used in financing activities

The use of cash generated by financing activities is mainly the consequence of the net decrease of indebtedness (EUR 511.3 million), the net share buy-back program of EUR 257.4 million, the payment of dividends (EUR 53.1 million) and the net interest paid (EUR 26.7 million).

34 Off balance sheet commitments

(€ thousand)

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET	2006	2007
Guarantees constituted by third parties on behalf of the Group	285,175	12,192
Guarantees constituted by the Group on behalf of third parties	8,296	4,338
Guarantees constituted by the Group on own assets and for own account		
Guarantees received	16,342	19,513
Goods and titles held by third parties in their own names but at the Group's risk	582,787	611,329
Commitments to acquire and sell fixed assets	644	1,500
Commercial commitments for commodities purchased (to be received)	311,273	296,718
Commercial commitments for commodities sold (to be delivered)	558,845	508,320
Property and securities of third parties held by the Group	1,478,620	1,869,413
Miscellaneous rights and commitments	5,566	4,845
	3,247,548	3,328,168

In order to improve comparability, some 2006 figures have been restated. Those changes have been done in the lines "Guarantees received" and "Commercial commitments".

A. Guarantees constituted by third parties on behalf of the Group

are secured and unsecured guarantees given by third parties to the creditors of the group guaranteeing that the Group's debts and commitments, actual and potential, will be satisfactorily discharged.

B.. Guarantees constitued by the Group on behalf of third parties

are guarantees or irrevocable undertakings given by the Group in favour of third parties guaranteeing the satisfactory discharge of debts or of existing or potential commitments by the third party to its creditors.

C. Guarantees received

are pledges and guarantees received guaranteeing the satisfactory discharge of debts and existing and potential commitments of third parties towards the Group, with the exception of guarantees and security in cash.

The guarantees received are mainly related to supplier guarantees backed by bank institutions. Those guarantees are set up to cover the good execution of work by the supplier. Some guarantees received are related to customer guarantees, received mainly from a customer's mother company on behalf of one of its subsidiaries. A minor part of the received guarantees is related to rent guarantees.

All guarantees are taken at normal market conditions and their fair value is equivalent to the carrying amount. No re-pledge has been done on any of those guarantees.

D. Goods and titles held by third parties in their own names but at the Group's risk

represent goods and titles for which the Group bears the risk and takes the profit, but where these goods and titles are not present on the premises of the Group. It concerns mainly inventories leased out to third parties or held under consignment or under tolling agreement by third parties.

E. Commercial commitments

are firm commitments to deliver or receive metals to customers or from suppliers at fixed prices.

F. Goods and titles of third parties held by the Group

are goods and titles held by the group, but which are not owned by the Group. It concerns mainly third party inventories leased in or held under consignment or tolling agreements with third parties.

There are no loan commitments given to third parties.
The Group leases metals from and to banks and other third parties for specified, mostly short term, periods and for which the group pays or receives fees. The Group holds sufficient metal inventories to meet all obligations under these lease arrangements as they fall due. As at 31 December 2007, there was a net lease in position for EUR 175 million vs EUR 119 million at end 2006.

35 Contingencies

The Group has certain pending files that can be qualified as contingent liabilities or contingent assets, according to the definition of IFRS.

Environmental issues

See note 29 on environmental provisions where the topic is covered in detail including the status from a contingency point of view.

Barclays Physical Trading Ltd

Pursuant to the opening of the insolvency proceedings against Enron, Umicore put an end to two contracts for the sale of copper cathodes as it had not obtained payment for the lots sold. Before delivery by Umicore, Enron had apparently already sold 11,000 tonnes to Barclays Physical Trading Ltd within the frame of a financing arrangement entered into by these two companies.

In January 2002 Barclays Physical Trading Ltd initiated legal proceedings against Umicore to obtain delivery of these cathodes or a payment of USD 16.2 million (interest to be added). In June 2003 the Brussels Court rejected this claim as unfounded and ordered Barclays Physical Trading to pay damages of EUR 793 thousand to Umicore. Barclays lodged an appeal against this judgment before the Brussels Court of Appeal and claims damages at the highest official value of 11,000 tonnes of cathode with a minimum of USD 16.2 million.

In its decision dated 23 March 2008, the Brussels Court of Appeal confirmed the decision of the Brussels Court except regarding the additional damages claimed by Umicore.

The judicial administration of Enron and Umicore also executed a settlement Agreement whereby both parties waived all reciprocal claims.

Plastic Investment Company

In June 1999, Umicore sold to Plastic Investment Company (PIC), a subsidiary of the Belgian-listed company TrustCapital, its stake in Overpelt Plascobel (OVP) for a price of EUR 15.49 million (BEF 625 million). In April 2000, PIC initiated a legal procedure aiming at obtaining damages amounting to the original purchase price for use of fraudulent and deceptive actions by Umicore during the negotiation process to mislead the purchaser about OVP's substance and its level of profitability. Umicore strongly objected to this and filed a memorandum detailing its position with the Commercial Court of Brussels in September 2002. At the time of writing the proceeding is still pending but Umicore also believes that the case developed by PIC is without any merit.

The pleadings will take place in the course of 2008.

Former employees of Gécamines

Several former employees of Gécamines, the Congolese state-owned entity which took over the assets of Union Minière in 1967 following its expropriation, filed claims against Umicore for the payment of amounts due by Gécamines following their dismissal by the latter. Société Générale des Minerais, whose rights and obligations have been taken over by Umicore following several reorganizations, had indeed accepted, from 1967 to 1974, to pay certain employees of Gécamines certain elements of their remuneration in the event of default by Gécamines. In 1974, Gécamines had agreed to hold Umicore harmless in this respect. The validity of this guarantee might be contested, however Umicore believes that this position is without any merit.

Even if Umicore would be forced in certain cases to pay certain amounts to former employees, the company believes that overall, and based on current prevailing case law, the outcome of these procedures should not have a major financial impact on the Group. It is, however, impossible to make any prediction on the final outcome of this proceeding.

VAT settlement with the Belgian special tax inspection, examined by the European authorities

Although the company believed it had solid arguments to successfully defend itself against the claim of the Belgian special tax inspection ("BBI/ISI") before the courts, in December 2000 the Group entered into a settlement agreement with the Belgian special tax inspection regarding VAT allegedly due on the intra-community delivery of silver to Italian and Swiss companies. The company's settlement with the Belgian tax authorities on this issue is legally valid, final and subject to confidentiality. However, a complaint against unknown persons was filed by a few individuals leading to an official investigation. This has led to documents pertaining to the settlement being seized both at the premises of the company as well as the premises of the special tax inspection. This procedure was closed on 13 November 2007 by the Brussels Counsel Chamber.

The EU Commission launched on 7 September 2004, an official investigation to review the settlement agreement in the context of the state aid regulations. This investigation was suspended during the criminal investigation. It cannot be excluded that the EU investigation will now be resumed.

Others

In addition to the above, the Group is the subject of a number of claims and legal proceedings incidental to the normal conduct of its business. Management does not believe that such claims and proceedings are likely, on aggregate, to have a material adverse effect on the financial condition of Umicore

36 Related parties

		(€ thousand)
TRANSACTIONS WITH JOINT VENTURES AND ASSOCIATES	31/12/06	31/12/07
Operating income	102,303	69,146
Operating expenses	(57,202)	(61,786)
Financial income	4	43
Financial expenses	(557)	(626)
Dividends received	(17,895)	(16,950)
OUTSTANDING BALANCES WITH JOINT VENTURES AND ASSOCIATES	31/12/06	31/12/07
Current trade and other receivables	14,463	13,916
Current trade and other payables	4,414	4,444

Key management compensation

BOARD OF DIRECTORS *	2006	2007
- Salaries and other compensation:	365,500	412,253
Fixed portion (€)	162,000	193,753
Variable portion (based on attended meetings) (€)	203,500	218,500
- Number of shares held	113,790	117,290
- Number of stock options	20,000	0

* excluding Th. Leysen (see Executive Commitee)

No variable or other compensation element (apart from attendance-related fees) is associated with directorship. No loan or guarantees have been granted by the company to members of the Board

		(€ thousand)
EXECUTIVE COMMITEE	2006	2007
- Salaries and other compensation:	4,410,269	4,864,868
Fixed portion	2,483,519	2,596,996
Variable portion (based on the year performance)	1,926,750	2,267,872
- Extra-legal pension scheme (€)	1,243,642	1,335,296
- Number of shares held	991,750	1,072,000
- Number of stock options	1,072,125	1,062,125

37 Events after the balance sheet date

Following the Board of Directors meeting of 13 February 2008, Umicore annouced that a gross dividend of EUR 0.65 per share would be proposed to the Annual Shareholders' Meeting, corresponding to a total dividend payment of EUR 78,048,656 based on the total number of outstanding shares but excluding treasury shares.

In early January 2008, prior to the one-for-five stock split, Umicore bought back 90,000 of its own shares. The Extraordinary General Meeting of 5 February agreed the cancellation of 1,197,325 shares (pre-split). The total number of outstanding shares at this date stands at 25,000,000 (pre-split). Subsequent to the cancellation of shares, Umicore held 1,064,419 shares in treasury (pre-split). This corresponded to 4.26% of the new number of outstanding shares. On 29 February 2008, the company proceeded with a one-for-five stock split. This took place on 29 February. The number of shares now stands at 125,000,000, with the consequent effect on the price per share. According to IAS 33 § 64 all information included in the present financial statements that refer to number of shares have been restated to take into account the one-for-five stock split that took place on 29 February.

Umicore was included in the Standard & Poor's Europe 350 Index as from 29 January 2008. The company was classified in the Materials sector (Specialty Chemicals sub-industry) according to the Global Industry Classification Standard.

38 Earnings per share

		(€)
	2006	2007
Excluding discontinued operations		
EPS - basic	1.70	1.81
EPS - diluted	1.67	1.79
Excluding discontinued operations		
EPS - basic	1.55	5.21
EPS - diluted	1.52	5.15

The following earnings figures have been used as the numerator in the calculation of basic and diluted earnings per share:

		(€ thousand)
	2006	2007
Net consolidated profit - Group share		
- without discontinued operations	215,252	227,257
- with discontinued operations	195,848	653,083

The following numbers of shares have been used as the denominator in the calculation of basic and diluted earnings per share:

For basic earnings per share:

	2006	2007
Total shares outstanding as at 1 January	129,055,250	130,050,125
Total shares outstanding as at 31 December	130,050,125	130,986,625
Weighted average number of outstanding shares	126,469,895	125,233,790

During 2007, 936,500 new shares were created as a result of the exercise of stock options with linked subscriptions rights. All remaining subscription rights were cancelled in late 2007. During the year Umicore used 699,475 of its treasury shares in the context of the exercise of stock options. On 31 December, Umicore owned 10,911,770 of its own shares, representing 8.33% of the total number of shares issued as at that date.

Treasury shares, which are held to cover existing stock option plans or are available for resale, are not included in the number of outstanding shares.

For diluted earnings per share:

	2006	2007
Weighted average number of outstanding shares	126,469,895	125,233,790
Potential dilution due to stock option plans	2,280,115	1,616,360
Adjusted weighted average number of ordinary shares	128,750,010	126,850,150

The denominator for the calculation of diluted earnings per share takes into account an adjustment for stock options

39 Discontinued operations

Umicore and Zinifex announced on 23 April 2007 that they signed a binding Business Combination and Shareholders' Agreement (BCSA) to combine their respective zinc smelting and alloying businesses. The combined businesses operating under the name Nyrstar is the world's pre-eminent zinc metal producer with operations on four continents, producing some 1.2 million tonnes of zinc and zinc alloys per year and employing some 4,500 people.

Umicore announced on 3 September 2007 that, as of 31 August 2007, it had completed the transfer of its zinc smelting and alloying assets to Nyrstar, thereby formally launching the joint-venture with Zinifex.

Following assessment of the relevant criteria under IFRS 5 by management and the Board, the net profit of the Zinc Alloys activities prior to its contribution to Nyrstar (EUR 36.5 million negative), the remaining share in Padaeng Industry and the capital gain achieved through the completion of Nyrstar IPO are reported in the consolidated statements of Umicore as "discontinued operations" for 2007. More detailed elements of the financial statements of the discontinued operations have been prepared below in accordance with IFRS 5.

The cash flow statement below represents the cash flows of the Zinc Alloys activities prior to its contribution to Nyrstar as at 31 August 2007.

(€ thousand)

INCOME STATEMENT	2006	2007
Operating income	1,095,804	1,195,180
Operating expenses	(1,139,026)	(1,241,007)
Income from other financial assets	4	-
RESULT FROM OPERATING ACTIVITIES	(43,218)	(45,827)
Finance Cost - Net	(4,755)	(8,062)
Share in result of companies accounted for using the equity method	17,540	10,844
PROFIT (LOSS) BEFORE INCOME TAX	(30,433)	(43,045)
Income taxes	11,029	12,071
PROFIT (LOSS) OF THE PERIOD	(19,404)	(30,974)
Discontinued result in Umicore		456,800
TOTAL PROFIT (LOSS) FROM DISCONTINUED		425,826

CASH FLOW STATEMENT	
Profit of the period	(30,974)
Net cash flow generated by (used in) operating activities	(43,390)
Net cash flow used in investing activities	(68)
Net cash flow generated by financing activities	56,505
Effect of exchange rate fluctuations on cash held	(34)
Net cash flow	13,013
Net cash & cash equivalents at the beginning of the period	49,546
Net cash & cash equivalents at the end of the period	62,559

The net loss of EUR 31.0 million of the discontinued activity includes a post tax charge of EUR 73.0 million that the zinc alloys group incurred when transferring their strategic hedge to Umicore. At the same time, the discontinued result reported in Umicore (EUR 456.8 million) includes a post tax revenue of the same amount.

Excluding this intragroup effect within the discontinued operations' result would have shown a real operating performance for the first 8 months of the year of EUR 42.0 million positive while the discontinued result disclosed by Umicore would have dropped to EUR 383.6 million. These EUR 383.6 million are the result of the net capital gain after related charges (EUR 426.6 million) less the post tax charges of EUR 43.0 million incurred by Umicore in unwinding residual zinc price hedges that were related to the discontinued business.

The tax expense related to the discontinued operations but booked in Umicore entities amounts to EUR 8.3 million.

The assets of discontinued operations as disclosed in the face of the balance sheet include the value of the 22% shares Umicore still holds in Padaeng (Thailand) and the cash amount set aside at Umicore to settle the unwinding of the strategic hedges with the brokers.

The liabilities of discontinued operations are also related to the unwinding of the strategic hedge and represent the amount payable to the brokers.

40 IFRS developments

The following standards and interpretations, effective in 2007, are relevant for the Group:

- IFRS 7, "Financial instruments: Disclosures", and the complementary amendment to IAS 1, "Presentation of financial statements - Capital disclosures", requires additional disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. These disclosures are presented in the relevant sections of these consolidated financial statements.
- IFRIC 7 Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies;
- IFRIC 8 Scope of IFRS 2;
- IFRIC 9 Re-assessment of embedded derivatives;
- IFRIC 10 Interim financial reporting and impairment.

Following new standards, amendments and interpretations to existing standards published that are mandatory for the accounting periods beginning on or after 1 January 2007 have not been adopted early by the Group:

- IFRS 8 Operating Segments (applicable for annual periods beginning on or after 1 January 2009). The standard is relevant for the Group.
- IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements. The new requirements take effect on 1 July 2009 and are subject to endorsement by the European Union. The standard is relevant for the Group.
- IAS 23 (Amendment) Borrowing Costs (applicable for annual periods beginning on or after 1 January 2009, the amendment is subject to endorsement by the European Union). The Group will apply IAS 23 (amended) from 1 January 2009, but it is not expected to have any impact on the Group's accounts.
- IAS 1 (Amendment) Presentation of Financial Statements (applicable for annual periods beginning on or after 1 January 2009, the amendment is subject to endorsement by the European Union). The amendment will affect the presentation of owner changes in equity and of comprehensive income. The requirements regarding the presentation of comprehensive income are similar to those in SFAS 130 Reporting Comprehensive Income. The standard is relevant for the Group.
- IFRIC 11 IFRS 2 Group and Treasury share Transactions (applicable for accounting years beginning on or after 1 March 2007) IFRIC 11 is not relevant for the Group's operations.
- FRIC 12 Service Concession Arrangements (applicable for accounting years beginning on or after 1 January 2008, IFRIC 12 is subject to endorsement by the European Union). IFRIC 12 is not relevant for the Group's operations.
- IFRIC 13 Customer Loyalty Programs (applicable for accounting years beginning on or after 1 July 2008, IFRIC 13 is subject to endorsement by the European Union). IFRIC 13 is not relevant for the Group's operations.
- IFRIC 14 "IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction" (applicable for accounting years beginning on or after 1 January 2008, IFRIC 14 is subject to endorsement by the European Union). IFRIC 14 is not relevant for the Group's operations.

The Group is currently assessing the impact of the new standards, interpretations and amendments listed above.

Parent company separate summarized financial statements

The annual accounts of Umicore are given below in summarized form.

In accordance with the Companies code, the annual accounts of Umicore, together with the management report and the statutory auditor's report will be deposited with the National Bank of Belgium.

These documents may also be obtained on request from:

UMICORE
Rue du Marais 31
B-1000 Brussels (Belgium)

The statutory auditor did not express any reservations in respect of the annual accounts of Umicore.

(€ thousand)

SUMMARIZED BALANCE SHEET AT 31 DECEMBER	31/12/2005	31/12/2006	31/12/2007
1. ASSETS			
FIXED ASSETS	3,033,931	3,311,672	3,390,869
I. Formation expenses	2,791	1,834	877
II. Intangible assets	16,982	12,540	13,250
III. Tangible assets	278,406	227,868	248,613
IV. Financial assets	2,735,752	3,069,431	3,128,129
CURRENT ASSETS	767,006	775,952	1,093,006
V. Amounts receivable after more than one year	17,274	388	538
VI. Stocks and contracts in progress	312,039	257,007	235,382
VII. Amounts receivable within one year	400,060	457,268	554,649
VIII. Investments	27,479	33,462	289,391
IX. Cash at bank and in hand	3,399	15,181	4,570
X. Deferred charges and accrued income	6,756	12,645	8,476
TOTAL ASSETS	3,800,937	4,087,624	4,483,875
2. LIABILITIES AND SHAREHOLDERS' EQUITY			
CAPITAL AND RESERVES	718,386	732,752	1,423,473
I. Capital	459,679	463,223	466,558
II. Share premiums account	986	4,391	6,610
III. Revaluation surplus	98	98	98
IV. Reserves	154,738	167,367	437,585
V. Result carried forward	64,721	36,614	(252,651)
Vbis. Result for the period	37,925	59,328	762,555
VI. Investment grants	240	1,733	2,718
PROVISIONS AND DEFERRED TAXATION			
VII. A. Provisions for liabilities and charges	126,019	98,662	110,216
CREDITORS	2,956,532	3,256,210	2,950,186
VIII. Amounts payable after more than one year	1,405,074	1,433,074	1,068,074
IX. Amounts payable within one year	1,500,928	1,751,420	1,753,974
X. Accrued charges and deferred income	50,529	71,716	128,138
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,800,937	4,087,624	4,483,875
INCOME STATEMENT			
I. OPERATING INCOME	1,990,215	2,415,039	2,357,566
II. OPERATING CHARGES	(1,991,727)	(2,411,935)	(2,241,038)
III. OPERATING RESULT	(1,512)	3,104	116,528
IV. FINANCIAL INCOME	176,946	185,080	394,204
V. FINANCIAL CHARGES	(201,104)	(132,259)	(171,955)
VI. RESULT ON ORDINARY ACTIVITIES BEFORE TAXES	(25,671)	55,925	338,776
VII. EXTRAORDINARY INCOME	69,966	15,379	559,206
VIII. EXTRAORDINARY CHARGES	(6,177)	(12,104)	(133,430)
IX. RESULT FOR THE PERIOD BEFORE TAXES	38,119	59,200	764,552
X. INCOME TAXES	(194)	127	(1,997)
XI. RESULT FOR THE PERIOD	37,925	59,328	762,555
XII. TRANSFER FROM/TO UNTAXED RESERVE			
XIII. RESULT FOR THE PERIOD AVAILABLE	37,925	59,328	762,555

(€ thousand)

APPROPRIATION ACCOUNT			
A. Profit (loss) to be appropriated	152,895	161,973	858,496
1. Profit (loss) for the financial year	37,925	59,328	762,555
2. Profit (loss) carried forward	114,970	102,645	95,941
C. Appropriation to equity	(2,926)	(12,629)	(270,218)
2. To the legal reserve	(1,897)	(2,966)	(14,289)
3. To the reserve for own shares	(1,029)	(9,663)	(255,929)
D. Profit (loss) to be carried forward (1)	(103,081)	95,941	509,904
2. Profit (loss) to be carried forward	(103,081)	95,941	509,904
F. Profit to be distributed (1)	(46,888)	(53,443)	(78,374)
1. Dividends			
- ordinary shares EUR 0.65	(46,888)	(53,403)	(78,374)

(1) The total amount of these two items will be amended to allow for the amount of the company's own shares held by Umicore on the date of the Annual General Meeting of Shareholders on 29 April 2008; the gross dividend of EUR 0.65 per share will not change.

STATEMENT OF CAPITAL			(€ thousand)	Number of shares
A. Share capital				
1. Issued capital				
At the end of the preceding financial year			463,223	130,050,125
At the end of the financial year			466,558	130,986,625
2. Structure of the capital				
2.1. Categories of shares				
Ordinary shares			466,558	130,986,625
2.2. Registered shares or bearer shares				
Registered				149,920
Bearer				130,836,705
E. Authorized unissued capital (1)			46,000	
G. Shareholder base (2)		% capital	Number of shares	Notification date
Parfimmo SA, Rue du Bois Sauvage 17, 1000 Brussels		3.46	4,532,135	21/12/2007
Others		88.21	115,542,720	
Own shares held by Umicore		7.95	10,411,770	21/12/2007
Own shares held by Umicore Finance		0.38	500,000	
		100.00	130,986,625	
	of which free float	100.00	130,986,625	

(1) The extraordinary general meeting held on 21 November 2007 authorized the Board of Directors to increase the capital by an amount of EUR 46,000,000.

(2) At 31 December 2007, 3,247,575 options on Umicore shares are still to be exercized. This amount includes 3,247,575 acquisition rights of existing shares held by Umicore.

The legal reserve of EUR 73,839 thousand which is included in the retained earnings is not available for distribution.

Brussels, 31 March 2008
Board of Directors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Reviseurs d'Entreprises
PricewaterhouseCoopers
Bedrijfsrevisoren
Woluwe Garden
Woluwedal 18
B-1932 Sint-Stevens-Woluwe
Telephone +32 (0)2 710 4211
Facsimile +32 (0)2 710 4299
www.pwc.com

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE CONSOLIDATED ACCOUNTS OF THE COMPANY UMICORE AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2007

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the consolidated accounts and the required additional disclosures and information.

Unqualified opinion on the consolidated accounts

We have audited the consolidated accounts of Umicore and its subsidiaries (the "Group") as of and for the year ended 31 December 2007, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium in respect of quoted companies. These consolidated accounts comprise the consolidated balance sheet as of 31 December 2007 and the consolidated statements of income, recognised income and expense and cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The total of the consolidated balance sheet amounts to EUR (000) 3.285.323 and the consolidated statement of income shows a profit for the year, group share of EUR (000) 653 083.

The company's Board of Directors is responsible for the preparation of the consolidated accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the consolidated accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the consolidated accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the Group's internal control relating to the preparation and fair presentation of the consolidated accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the consolidated accounts taken as a whole. Finally, we have obtained from the Board of Directors and Group officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts set forth on pages 81 to 131 give a true and fair view of the Group's net worth and financial position as of 31 December 2007 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium in respect of quoted companies.

Additional remarks and information

The company's Board of Directors is responsible for the preparation and content of the management report on the consolidated accounts

Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the consolidated accounts:

- The management report on the consolidated accounts set forth on pages 1 to 80 and 133 to 151 deals with the information required by the law and is consistent with the consolidated accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.
- In the context of our audit of the annual accounts of Umicore, we ascertain that the Board of Directors of the company had complied with the legal provisions applicable to cases of conflicting interest of a financial nature. In conformity with the Companies' Code, these transactions have been covered explicitly in our report on the annual accounts of Umicore.

31 March 2008

The statutory auditor
PricewaterhouseCoopers Reviseurs d'Entreprises / Bedrijfsrevisoren
Represented by

Raf Vander Stichele
Réviseur d'Entreprises / Bedrijfsrevisor

PricewaterhouseCoopers Reviseurs d'Entreprises société civile coopérative à responsabilité limitée
PricewaterhouseCoopers Bedrijfsrevisoren burgerlijke coöperatieve vennootschap met beperkte aansprakelijkheid
Siège social / Maatschappelijke zetel: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe
Registre des personnes morales/Rechtspersonenregister: 0429501944 / Bruxelles-Brussel/ TVA/BTW BE 429.501.944 / ING 310-1381195-01

Assurance Statement for Environmental, Health, Safety and Social Reporting to Umicore

Scope and objectives

ERM CVS was commissioned by Umicore to provide independent assurance on the information and data reported in the Environmental and Social Reports in the Umicore 2007 Report to Shareholders and Society (the "Report").

The objective was to provide assurance that the following are an appropriate presentation of Umicore's performance during 2007;

- The information and data set out in the Environmental and Social Reports on pages 38-77; and
- Umicore's declaration that its report meets the requirements of the Global Reporting Initiative (GRI) G3 application level C+ set out on pages 150-151.

Respective responsibilities and independence

Umicore is responsible for preparing the Report and the information contained within it.

ERM CVS, responsible for reporting to Umicore on its assurance conclusions, is a member of the ERM Group. The work that ERM CVS conducts for clients is solely related to independent assurance activities and training programmes related to auditing techniques and approaches. Our processes are designed to ensure that the work we undertake with clients is free from bias and conflict of interest. ERM CVS and the staff that have undertaken work on this assurance exercise provide no other services to Umicore in any respect.

Assurance approach and limitations

We based our work on Umicore's internal guidance and definitions for the reported metrics. Our assurance approach was developed with reference to the International Standard for Assurance Engagements 3000: Assurance Engagements other than Audits or Reviews of Historical Information issued by the International Auditing and Assurance Standards Board (ISAE 3000); as well as principles that ERM CVS has developed and refined for report assurance assessments. The project team included specialists in both environmental and social issues.

Between September 2007 and February 2008 we undertook a series of activities, including:

- Visits to five operational sites to verify data and data management processes at the reporting units. These sites included Olen (Belgium), Guarulhos (Brazil), Pasir (Malaysia), Changsha (China) and Bray et Lu (France). Two further sites (Port Elizabeth (South Africa) and Providence (USA)) were visited by Umicore personnel and six sites participated in telephone based interviews;
- Meetings with leaders of Umicore's four Business Groups and those with overall responsibility for Environmental and Social performance;
- Evaluation of corporate data management systems and selected interrogation of source and consolidated data;
- Meetings with personnel responsible for collecting, reviewing and interpreting the data and information for representation in the Report.

We did not attend any stakeholder engagement activities.

Conclusions

Based on the assurance activities undertaken, we conclude that, in all material respects, the information set out on pages 38-77 and Umicore's assertion that the report meets the requirements of GRI G3 application level C+ are an appropriate presentation of Umicore's environmental and social performance during 2007.

Recommendations

The internal process for collecting and reporting HSE and Social data that was introduced in 2006 has been further developed, with improvements in the definition and interpretation of the individual metrics. However, without affecting our conclusion above, there remain some challenges in establishing efficient processes that deliver consistent and complete data.

We recommend that Umicore:

- Embeds formal process at site level to review sustainability risks and stakeholder expectations and integrate the management of environmental and social objectives alongside wider business goals;
- Puts processes in place to periodically evaluate whether the social and environmental objectives continue to address the sustainability issues that are material to Umicore's business;
- Develops more detailed guidance for reporting, especially for those metrics that are not under local regulatory control; and embeds formalised procedures at site level for data gathering and reporting, including second party review of data;
- Begins planning at an early stage how it will develop its reporting processes to enable achievement of a higher G3 application level in future years. In particular, through:
  - Incorporating to a greater extent how Umicore has addressed the G3 reporting principles;
  - Clearly presenting its management approach to addressing the sustainability topics associated with risks and opportunities core to Umicore's business;
  - Aligning more of its indicators with the detailed definitions set out in the G3 guidelines.

Leigh Lloyd, Managing Director

31 March 2008

ERM Certification and Verification Services, London

www.ermcvs.com

Email: post@ermcvs.com

ERMCVS

GOVERNANCE REPORT

Introduction

Umicore has published a Corporate Governance Charter in line with the Belgian Code on Corporate Governance. The Corporate Governance Charter describes in detail the governance bodies, policies and procedures of the Umicore Group. The Charter is available on request from Umicore's head office or can be consulted at www.governance.umicore.com.

Umicore has articulated its mission, values and basic organizational philosophy in a document called "The Umicore Way". This document spells out how Umicore views its relationship with its customers, shareholders, employees and society.

In terms of organizational philosophy, Umicore believes in decentralization and in entrusting a large degree of autonomy to each of its business units. The business units in turn are accountable for their contribution to the Umicore Group's value creation and for their adherence to group strategies, policies, standards and sustainable development approach.

In this context, Umicore believes that a good corporate governance system is a necessary condition to ensure its long term success. This implies an effective decision-making process based on a clear allocation of responsibilities. It has to allow for an optimal balance between a culture of entrepreneurship at the level of its business units and effective steering and oversight processes.

The Corporate Governance Charter deals in more detail with the responsibilities of the Shareholders, the Board of Directors, the CEO and the Executive Committee. This report provides information on governance issues which relate primarily to 2007.

Corporate structure

The Umicore Board of Directors ("the Board") is the ultimate decision-making body of Umicore with the exception of matters reserved to the shareholders by the Companies Code or by the Articles of Association. The Board of Directors is assisted in its role by an Audit Committee and a Nomination & Remuneration Committee.

The day-to-day management of Umicore has been delegated to the Chief Executive Officer who is also the chairman of the Executive Committee. The Executive Committee is responsible for elaborating the overall strategy for the company and submiting it for approval to the Board of directors. It is responsible for implementing such strategy and for ensuring the effective oversight of the business units and corporate functions. The Executive Committee is also responsible for screening the various risks and opportunities that the company might encounter in the short, medium or longer term (see Risk Management section). The Executive Committee is jointly responsible for defining and applying Umicore's approach to sustainable development.

Umicore is organized in business groups which in turn comprise business units that share common characteristics in terms of products, technologies and end-user markets. Some business units are further subdivided into market-focused business lines. Each business group is represented on the Executive Committee.

In order to provide a Group-wide support structure based along geographical lines, Umicore has introduced complementary regional management platforms in certain areas. Umicore's corporate centre is based in Brussels, Belgium. This centre provides a number of corporate and support functions in the areas of finance, human resource co-ordination, internal audit, legal and tax, information technology and public and investor relations.

Shareholders

Issued shares

At 31 December 2007 there were 130,986,625 Umicore shares in issue. A history and update of the number of shares in issue can be found at www.investorrelations.umicore.com along with a list of significant shareholders.

During 2007 936,500 new shares were created and delivered to Belgian-based managers following their exercise of stock options with linked subscription rights.

During 2007 Umicore bought back 8,365,735 of its own shares and delivered 699,475 of its treasury shares in the framework of the stock option plans and 58,750 shares in the context of a share grant. On 31 December 2007 Umicore owned 10,911,770 of its own shares. In November 2007 the company decided to proceed with a share buy-back programme for a total of €400 million. Information concerning the shareholders' authorization for Umicore to buy back its own shares and the status of such buy-backs can be consulted in the Corporate Governance Charter and on Umicore's website respectively.

N.B. On February 5, 2008 the Extraordinary General Meeting of shareholders decided to cancel 5,986,625 own shares. This Extraordinary General Meeting of shareholders also decided to split each Umicore share by a factor of five. Consequently, since 29 February 2008, there are 125,000,000 Umicore shares in issue. All these shares are either dematerialized shares or registered shares.

Dividend policy and payment

Umicore's policy is to pay a stable or gradually increasing dividend – there is no fixed pay-out ratio. The dividend is proposed by the Board at the Ordinary General Meeting of shareholders. No dividend will be paid which would endanger the financial stability of the company.

In 2007 Umicore paid a gross dividend of €0.42 per share relating to the financial year 2006. This compared with €0.37 in 2006 relating to the financial year 2005. On 13 February 2008 the Board decided to propose to shareholders a dividend of €0.65 per share relating to 2007.

Shareholders' meetings 2007

As from 2008, the Ordinary General Meeting (OGM) of shareholders takes place on the last Tuesday of April at 5 p.m. The place of the meeting is communicated at least 24 days prior to the "record date" which is presently the method retained by the Board in the convening notice (the meeting normally takes place in Brussels, Belgium five working days after the "record date").

The 2007 OGM took place on 25 April. At this meeting shareholders approved the standard resolutions regarding the annual accounts, the appropriation of the results and the discharges to the Board of Directors and auditors regarding their 2007 mandates and auditing assignment respectively. In addition the shareholders also approved the remuneration of the Board, the re-appointment of Mrs Isabelle Bouillot as a Director for a further three years and the appointment of a new Director – Mr Shohei Naito. On the same day an Extraordinary General Meeting was also held at which shareholders approved various changes to the Articles of Association related to the abolition of bearer shares in Belgium, a change to the set date for the Ordinary General Meeting (see above) and a new approval for the company to acquire its own shares.

The Board of Directors

Composition

The Board of Directors, whose members are appointed at the Shareholders' Meeting, must consist of at least six members. Their term of office may normally not exceed four years, but they may be re-elected.

On 31 December 2007, the Board of Directors consisted of ten members: nine non-executive directors and one executive director.

Eight of the ten directors are independent within the definition of independence set out in Annex 3 of Umicore's Corporate Governance Charter.

Compensation

- Chairman's annual retainer:
  fixed portion: €40,000
  variable portion: €5,000 per attended meeting.
- Director's annual retainer:
  fixed portion: €20,000
  variable portion: €2,500 per attended meeting.

The total amount of remuneration granted to Directors in 2007 in respect of their activities in the company amounted to €412,253.

No variable or other compensation element (apart from attendance related fees) is associated with directorship. No loan or guarantees have been granted by the company to members of the Board.

As of 31 December 2007, the members of the Board of Directors held a total of 1,078,290 shares.

During 2007, the Board of Directors held seven meetings. Agenda items for these meetings covered the performance review of the Executive Committee and Chief Executive Officer, review of the company's business plans for 2008 and beyond, reviews and approvals of the various steps leading up to the creation and IPO of Nyrstar, analysis of various acquisition projects, a full environment, health and safety review, and an analysis of the options to address the company's capital structure following the receipt of proceeds from the Nyrstar IPO. The Board also reviewed the company's technology portfolio and conducted a visit to the company's operations in Brazil where it approved the investment plans for the operations in South America.

Committees

Audit Committee

The Audit Committee consists of three members who are all independent non-executive directors.

Four Audit Committee meetings were held in 2007.

During 2007 key items discussed and decided on by the Audit Committee included the approval of the 2006 accounts and those of the first half of 2007, a review of the fees paid to the Group auditor, a review of an internal project aimed at further improving the financial control systems within the company, the annual internal audit report, the implementation of the Code of Conduct, a review of the IT environment within Umicore and the effects of the IPO of Nyrstar on the financial statements. The Audit Committee also conducted a review of its own performance and charter in November 2007.

Compensation:

· chairman: €6,000 per attended meeting

· member: €4,000 per attended meeting.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three members who are all non-executive directors. It is chaired by the Chairman of the Board.

One Nomination and Remuneration Committee was held in 2007.

During 2007 the Nomination and Remuneration Committee discussed and decided on the level of remuneration for the Executive Committee and the senior management stock option plans for 2007.

Compensation:

· chairman: €4,000 per attended meeting

· member: €3,000 per attended meeting.

Executive Committee

Composition

The Executive Committee has the form of a "Comité de Direction/Directiecomité" within the meaning of Article 524bis of the Belgian Companies Code. Hereunder "Executive Committee" is used within this definition.

The Executive Committee is composed of at least four members. It is presided over by a chairman, appointed by the Board of Directors. The members of the Executive Committee are appointed by the Board of Directors upon recommendation of the Nomination and Remuneration Committee. The Executive Committee as a whole or any individual member can be dismissed at any time by the Board of Directors.

Name	Board meetings attended	Committee meetings attended	Total remuneration (in €)	Shares held at 31/12/2007
Karel Vinck	7 of 7	1 of 1	79,000	100,000
Thomas Leysen	7 of 7		see Executive Committee	961,000
Isabelle Bouillot	7 of 7	5 of 5	56,500	-
Uwe-Ernst Bufe	5 of 7		32,500	-
Jean-Luc Dehaene	5 of 7		32,500	165
Arnoud de Pret	6 of 7	4 of 4	51,000	5,000
Shohei Naito	4 of 4		23,753	-
Jonathan Oppenheimer	7 of 7		37,500	-
Guy Paquot	7 of 7	1 of 1	40,500	5,000
Klaus Wendel	6 of 7	4 of 4	59,000	7,125

Performance Review

A review of the performance of each Executive Committee member is presented annually by the CEO to the Board of Directors and discussed by the Board. The Board also meets annually in executive session to review and discuss the performance of the CEO.

Compensation

For the year 2007, an aggregate gross amount of €4,864,868 was attributed to the members of the Executive Committee including the Chief Executive Officer (CEO). Of this amount, €2,267,872 was variable pay relating to 2007 performance. A portion of this variable pay, €936,796, will be paid out in Umicore shares, which the Executive Committee members have committed to retain for a period of at least two years. For the members of the Executive Committee, benefits include an extra-legal pension scheme, the cost of which amounted to €1,335,296.

Of the above amount, the remuneration of the CEO consisted of a fixed portion of €500,000, a variable portion of €473,616 and €123,592 in other benefits. The total variable pay has been paid out in Umicore shares, which the CEO has committed to retain for a period of at least two years.

For the Executive Committee members variable remuneration can range from 0 to 64% of the fixed compensation. In the case of the CEO it can go up to 100% of the fixed compensation. Variable remuneration contains a component related to individual performance (including adherence to Group values) and another component related to the overall Group return on capital employed. The Executive Committee members (excl. the CEO) were also awarded 2,500 shares each (500 shares pre share split). These awards are included in the variable pay referred to in the previous paragraph.

During 2007, 300,000 stock options (60,000 pre-split) were granted to the Executive Committee members as part of the variable compensation package, at an exercise price of €26.546 (€132.73 pre-split). The Chief Executive Officer received 125,000 options (25,000 pre-split) and other members of the Executive Committee received 25,000 options each (5,000 pre-split).

In total, at the end of 2007, 1,062,125 stock options (212,425 pre-split) granted by the company were outstanding in the name of the Executive Committee members, with exercise prices between €4.736 (€23.68 pre-split) and €26.546 (€132.73 pre-split). During 2007, the Executive Committee members exercised 310,000 options (62,000 pre-split) granted by the company. As of 31 December 2007, the members of the Executive Committee together owned a total of 1,072,000 shares (214,400 shares pre-split).

In case the employment of an Executive Committee member is terminated within 12 months of a change of control of the Company, that member would stand to receive a total compensation equivalent to 36 months' base salary.

Companies Code – Article 523

On February 13, 2008, prior to the Board discussing the implementation of incentive stock option plan ISOP 2008 Thomas Leysen declared that he had a direct material interest in these matters insofar as he would be a beneficiary of this stock option plan. In accordance with Article 523 of the Companies Code, Thomas Leysen was not present during the Board's discussions concerning these decisions and did not take part in the voting.

Changes to the company's net worth as a result of these decisions have been disclosed in accordance with the Belgian Companies Code in the statutory annual Board report.

Remuneration of the statutory auditor

The world-wide audit remuneration for Umicore's statutory auditor and its affiliated companies totalled €4.2 million including €1.8 million for the statutory audit missions (€0.4 million for the audit of the mother company) and €2.4 million for non-statutory audit services. The latter includes €0.2 million of services rendered by affiliated companies of the statutory auditor. The remaining €2.2 million relates to services rendered by the group statutory auditor, of which €1.6 million is related to attestation services (mainly for the spin-off of the Zinc Alloys business and the subsequent IPO of Nyrstar) and €0.6 million to other services. In accordance with article 133 of the Companies Code, the audit committee of Umicore has granted an exemption to exceed the one-to-one ratio.

The statutory auditor's mandate is subject for renewal at the 2008 Ordinary General Meeting.

A policy detailing the independence criteria for the statutory auditor may be requested from the company or accessed via Umicore's website.

Code of Conduct

Umicore operates a Code of Conduct for all employees, representatives and Board members. This Code is fundamental to the task of creating and maintaining a relation of trust and professionalism with its main stakeholders namely its employees, commercial partners, shareholders, government authorities and the public.

The main purpose of Umicore's Code of Conduct is to ensure that all persons acting on behalf of Umicore perform their activities in an ethical way and in accordance with the laws and regulations and with the standards Umicore sets through its present and future policies, guidelines and rules.

Annex 5 of Umicore's Corporate Governance Charter contains a specific policy related to the application of Belgian legislation regarding market manipulation and insider trading. Umicore's Code of Conduct, Corporate Governance Charter and policy regarding Insider Trading and Market Manipulation are available on request from the company or can be accessed via www.governance.umicore.com.

Compliance with the Belgian Code on Corporate Governance

Umicore's corporate governance systems and procedures are in line with the Belgian Code of Corporate Governance with the exception of article 8.9 regarding shareholder meetings. For reasons of efficiency, Umicore has decided not to endorse the principle providing for the lowering of the ownership threshold required to allow a shareholder to include items on the agenda of the general shareholders meeting from 20% to 5% of the share capital. However, without prejudice to its right of rejection, the Board of Directors will consider any timely proposal submitted by a shareholder.

RISK MANAGEMENT

Umicore's management takes an entrepreneurial approach to developing the company's business. This approach means that taking calculated risks is an integral part of the development of the company. In order to successfully exploit business opportunities and at the same time limit possible business losses Umicore operates a comprehensive risk management system. The aim of this system is to enable the company to identify risks and to mitigate these identified risks to an acceptable level wherever this is possible.

Risk Assessment

The first step in the risk management system is to enable and channel the identification of various risks. Umicore has a decentralized business structure and therefore the primary source of risk identification lies with the business units themselves.

Umicore has established a Business Risk Assessment (BRA) procedure that each business unit and corporate department will undertake each year. The BRA process requires that all units carry out a risk scan in order to identify all significant risks (financial and non-financial) that might affect the business's ability to meet its objectives. The process then requires that these risks be described in detail, and an impact and likelihood assessment be carried out. Finally the businesses are expected to outline the short, medium and long-term controls in place to mitigate or offset these risks. These BRAs are then fed back to the member of the Executive Committee responsible for that particular business area. A consolidated review takes place at the level of the Executive Committee, the outcome of which is presented to the Board of Directors.

Wherever possible each business unit and corporate department is responsible for managing its own identified risks. The Executive Committee has the responsibility to intervene in cases where managing a certain risk is beyond the capacities of a particular business unit. The Executive Committee and the Chief Executive Officer are also responsible in a broader context for identifying and dealing with those risks that affect the broader Group such as macro-economic risks.

A specific monitoring role is given to Umicore's Internal Audit department in order to provide assurances that the risk management process is respected and that the unit and departmental risk identification and management is carried out effectively.

The Executive Committee has the responsibility to inform the Board of Directors of the most significant risk exposures and the related risk management plans in place. The Audit Committee of the Board of Directors carries out an annual review of the company's internal control and risk management systems.

Risks

Umicore faces risks that in broad terms can be categorized as follows:

Strategic: including risks related to macro-economic and financial conditions, corporate reputation, political and legislative environment.

Operational: including risks related to changing customer demand, supply of raw materials, distribution of products, credit, production, labour relations, human resources, IT infrastructure, occupational health and safety, emission control, impact of current / past activities on the environment, product safety, asset and data security, disaster recovery.

Financial: including risks related to treasury, tax, forecasting and budgeting, accuracy and timeliness of reporting, compliance with accounting standards, metal price and currency fluctuation, hedging.

Most industrial companies would normally expect to face a combination of the risks similar to that listed above. It is not the intention to provide exhaustive details on each risk posed to the company in this report. However, the most noteworthy risks either in their relevance to Umicore or in the company's way of dealing with them, have been highlighted below.

Supply risk

Umicore is reliant on supplies of metals-containing raw materials in order to produce its products. Some of these raw materials are comparatively rare. In order to mitigate the risk of supplies becoming difficult to source Umicore adopts a policy of attempting where possible to enter into longer-term contracts with its suppliers. In some cases the company holds strategic reserve stocks of certain key raw materials. The company also attempts to source its materials from a geographically diverse range of locations. Umicore's focus on recycling also means that its supply needs are only partially dependent on supplies of virgin material from mines - a significant proportion of the company's feed coming from secondary industrial sources or end-of-life materials. Where possible Umicore seeks to partner with customers in a "closed-loop" business model thereby integrating sales and the recycling of the customer's residues in one package.

Credit risk

Umicore is exposed to the risk of non-payment from any counterparty in relation to sales of goods or other commercial operations. Umicore manages this risk through application of a credit risk policy. Credit insurance is often used to reduce the overall level of risk but in certain businesses where the costs of insurance are not justifiable in proportion to the risks involved, and where customer concentration levels permit, no insurance is used.

Currency risk

Umicore is exposed to structural, transactional and translational currency risks. Structural currency risk exists where the company generates more revenues in one currency compared to the costs incurred in that currency. The single biggest sensitivity of this nature exists for the US dollar. At the end of 2007 Umicore's sensitivity to movements in the EUR-USD exchange rate (in the absence of any hedging arrangements and for non-metal-price related elements only) was approximately €1 million for every US cent change in the exchange rate. This sensitivity is based on the exchange rate prevailing at the end of 2007.

Umicore also faces translational currency risks where it consolidates the earnings of subsidiaries not using the Euro as their reporting currency. This risk is not hedged.

For more details on currency risks and current sensitivities please see the Financial Statements note 3.

Metal price risk

Umicore is exposed to risks relating to the prices of the metals which it processes or recycles. The structural metals-related price risks relate mainly to the impact that metal prices have on surplus metals recovered from materials supplied for treatment. Transactional metals price risks are linked to the exposure to any fluctuations in price between the moment raw materials are purchased (i.e., when the metal is "priced in") and the moment the products are sold (i.e., when the metal is "priced out"). A risk also exists in the company's permanently tied up metal inventories. This risk is related to the market metal price moving below the carrying value of these inventories. For more information on these risks including details on the risk management approach please refer to page 90 of this report.

Technology risk

Many of Umicore's operations develop products that are technologically innovative and are present in markets characterized by rapid and significant developments that can render existing products and technologies non-competitive or obsolete. Both Umicore's current products and those under development face such risks. In order to mitigate this risk Umicore channels significant investments into its research and development efforts for both product and process technologies. In 2007 this investment amounted to some 6% of Group revenues (excluding metal content). Absolute spend on R&D increased from €115 million in 2006 to €125 million in 2007. The company also increased its patenting of processes and technologies in order to defend itself against the infringement of its intellectual and technological property. Umicore filed some 50 patents in 2007 compared to 34 in 2006.

Substitution risk

Achieving the best cost-performance balance for their products is normally a priority for Umicore's customers. There is always a risk that customers will seek alternative materials to integrate in their products should those of Umicore not provide this optimum balance. The risk is especially present in those businesses producing materials containing expensive metals (especially those with historically volatile pricing characteristics). Umicore actively seeks to pre-empt this search for substitute materials by developing such substitutes itself using less costly materials with lower pricing volatility and where possible without impacting the performance provided for the customer's product.

Regulatory risk

Like all companies, Umicore is exposed to the evolution of the regulatory environment in the countries or regions within which it does business. It should be noted that Umicore's businesses stand to benefit from certain regulatory trends, notably those regarding more stringent emission controls for vehicles and enforced recycling of end-of-life products such as electronic goods. Some environmental legislation does present operational challenges, however. The REACH Directive came into force in the European Union in June 2007 and it introduced the need for new operational procedures regarding the registration, evaluation and authorization of chemical substances. Umicore has created an operational network of REACH managers at business unit level coordinated by a REACH implementation manager. Product inventories have been updated regularly. Futhermore, at the end of 2007, Umicore had entered into eight consortia with other companies in order to help develop the necessary data for many of its substances. Customers have been informed about the REACH approach and suppliers have been notified of the chemicals covered by the Directive.

The EHS competence platform at R&D will play an important role in the support of the Umicore REACH network activities.

Climate Change

In 2007 the company launched a project to review the current scope of its greenhouse gas management and reporting. This project is also looking at screening the most important risks due to climate change effects on the product life cycle. Further updates on the progress of this project will be provided in the 2008 Report. For more information on Umicore's approach to reducing its emissions of greenhouse gases please see page 45 of this report.

STAKEHOLDER RELATIONS

Umicore is a publicly traded corporation. As such, it interacts with a number of parties who have an interest in the way in which the company does its business. The relationship that the company is able to foster with these parties – or stakeholders – has a direct impact on the company's success.

Stakeholder engagement at Umicore is, in the first instance, based on a localized approach whereby all sites are required to identify their respective stakeholders and to establish suitable plans for engagement. This approach was formalized with the introduction of the Group-wide social sustainable development objectives in 2006. Each site is expected to have formulated a clear plan for stakeholder identification and engagement by 2010. At the end of 2007 some 60% of all sites had outlined their plans in this regard. In many instances, for example the dialogue with customers and suppliers, the stakeholder relationships are primarily managed by the business units themselves, in line with Umicore's de-centralized approach to managing its businesses.

At Group level the company has taken the first steps towards initiating an identification process for its main stakeholders and to undertake a more formal, structured dialogue with these parties. The first outcome of this approach has been the establishment of an annual stakeholder event that takes place in Belgium. In May 2007, Umicore organized this event for the second time. Umicore invited a series of NGOs, representatives of local governments and other interested parties in areas where Umicore is present. Questions to management (which included the CEO) focused on the status of the clean-up of the radioactive waste at the Olen site, the remediation of company-owned industrial land near its then Balen site as well as the relocation of people living there. The remuneration of Umicore's chief executive officer was also one the discussion topics. This example of Group stakeholder dialogue remains rather regional in nature - focusing primarily on the issues that are prevalent for Flemish stakeholders. In 2008 the company will study further the possibilities for establishing a broader stakeholder identification and feedback mechanism.

Highlighted below are Umicore's main stakeholder groups. These have been categorized in broad terms using generic stakeholder categories that apply to most industrial organizations. Also shown are the nature of the transactions that occur and a brief description of how the dialogue between Umicore and the stakeholders operates.

Suppliers

Umicore provides: profits
Suppliers provide: goods and services

Umicore operates four business groups on five continents. These business groups not only require materials to make their products but also energy, transportation and a range of other services. Overall Umicore has more than 10,000 suppliers world-wide. These suppliers benefit from Umicore's presence as a customer; during 2007 Umicore paid these suppliers some €6.5 billion (including the metal content of raw materials).

Umicore is engaged in constant dialogue with its suppliers, primarily to ensure mutually acceptable terms and conditions for continued partnership such as prompt and uninterrupted delivery of materials / services and timely payment. The business units are primarily responsible for the purchases of raw materials while the corporate Purchasing and Transportation department is involved in ensuring the Group's transportation, energy and other provisioning needs are met.

Umicore takes care to source its materials and services from suppliers of good standing and reputation. Where Umicore believes that sourcing from a particular supplier would involve a breach of our own standards or Code of Conduct a mechanism exists to review the status of that supplier. Umicore has formalized this approach through a Group-wide Procurement Policy. This policy sets out standards regarding the procurement process and also expectations about how procurement should be in line with the Group Code of Conduct and supportive of the company's approach to sustainable development.

Customers

Umicore provides: materials
Customers provide: profits

Umicore's business is based on the desire to produce "materials for a better life". The company's materials can be found in a wide variety of applications that make day-to-day life more comfortable and which help contribute to a cleaner environment.

Umicore has an international customer base, with 43% of 2007 turnover being generated outside Europe (excluding Metals Management operations).

Umicore's customer base tends to be other industrial companies who use Umicore's materials to make products. Only in a very few instances does the company make products that are sold directly to the public.

Interaction with customers is an on-going process and is managed by the business units. All business units have a customer feedback process where they are able to gauge periodically the level of customer satisfaction with their products and services.

In the more technologically advanced businesses the relationship with the customer is often more integrated. Developing advanced products often involves years of research and development work in direct collaboration with such customers.

Employees

Umicore provides: remuneration & training
Employees provide: skills & productivity

Umicore and its associates employ some 14,000 people around the world. The company invests significant resources in ensuring its status as an employer of choice in all the regions in which it operates. During 2007 Umicore paid a total of €427 million in the form of salaries and other benefits for its employees. Social security payments totalled €119 million.

Umicore is committed not only to providing good salaries and working conditions to its employees but also to providing the necessary occupational and professional training opportunities. Employees are expected to adhere to the principles and policies outlined in The Umicore Way and Umicore's Code of Conduct.

Open dialogue is promoted between the company and its employees. This dialogue includes a three-yearly employee satisfaction survey (see pages 72 and 73 for the results of the 2007 survey). Umicore respects the principle of collective bargaining wherever it is requested. While such practice is commonplace in Europe, in some other locations collective bargaining mechanisms and trade unions are less common or face local legal restrictions.

In September Umicore signed a sustainable development agreement with the International Metalworkers' Federation and the International Federation of Chemical, Energy, Mine and General Workers' Unions on the global Group-wide implementation of its policies on human rights, equal opportunities, labour conditions, ethical conduct and environmental protection. The agreement will allow both trade unions to participate constructively in the pursuit of these objectives. A joint monitoring committee composed of both parties will see to the implementation of the agreement.

Supplementary channels of company-wide communication include the Group intranet and a world-wide in-house newspaper "Umicore Link".

Investors and funders

Umicore provides: return on investment
Investors provide: capital and funds

Umicore's investor base has diversified significantly in recent years. At the end of 2007 the company's shareholders were primarily situated in Europe and North America.

Umicore strives to provide timely and accurate company information to the investment community. These communication efforts include management roadshows and site visits, conferences, investor fairs for individual investors, webcasts and conference calls. During 2007 14 equities firms published equity research notes on Umicore. In 2007 Umicore was awarded the prize for Best Investor Relations by a Non-FT Global 250 Company in the IR Magazine Continental Europe Awards. This was the result of an independent poll of some 500 investors and analysts.

Banks make up the vast majority of the company's creditors and debt investors. Umicore has credit lines with numerous banks both in Belgium and elsewhere. Dialogue with the banks is primarily the responsibility of the corporate Finance Department although each legal entity within Umicore maintains business relationships with the banking community. Umicore also has in issue a €150 million bond with a maturity date of 18 February 2012. The bond is listed on the Brussels stock exchange.

Society

Umicore provides: wealth and innovative products and processes

Society provides: licence to operate

Through employment Umicore participates in the generation of wealth in the areas in which it operates. Although wealth generation is an obvious benefit, the manner in which this wealth is generated is also of great importance. Ultimately Umicore can only continue operating if it has the licence to do so from society. In order to maintain this licence, Umicore tries its utmost to operate in a way which promotes sustainable development. This goes beyond operating within the legally defined boundaries set for all companies. Umicore sets its own standards which are applicable across the Group and which frequently surpass the demands of legislation in many areas where the company operates.

In addition to this commitment to sound operating practices, Umicore also strives to develop materials which will enhance peoples' quality of life.

Contact with the communities in which Umicore operates is the most direct way in which the company can interact with society. Open and transparent dialogue with such communities is an integral part of Umicore's stakeholder engagement and makes up one of the company's social objectives for 2010 (see page 68).

Certain civil society groups (known as non-governmental organizations) also periodically declare a stake in Umicore's operations and the way the company does its business. Umicore welcomes such interest and attempts to engage with such groups in an open and constructive manner. The company is a member of Business and Society – a Belgian alliance of companies and civil society groups, and of the World Business Council for Sustainable Development.

Public sector and authorities

Umicore provides: taxes

Public sector and authorities provide: services

Umicore paid a total of €74 million in taxes as a result of its operations in 2007. Umicore's employees also contributed a total of some €119 million in social security payments.

Umicore periodically enters into partnerships with public institutions such as universities with the primary aim of furthering certain research projects. Similarly, partnerships and research grants are occasionally contracted with public organizations. No significant grants were received in 2007.

The company has a policy of not making donations to political parties or organizations.

When specific issues arise which are of interest to Umicore the company usually communicates its position through the industry groups to which it is affiliated. The company is mindful of the sensitivity of taking positions on issues of public interest. With this in mind Umicore has developed Group-wide guidelines regarding how this should be done in a responsible way. The main organizations on which Umicore is represented (both at corporate and business unit level) in 2007 are listed below:

Corporate:

- World Business Council for Sustainable Development (WBCSD)
- Eurometaux
- Agoria (Belgian multi-sector federation for the technology industry)
- World Fuel Cell Council

Advanced Materials:

- Cobalt Development Institute
- International Nickel Association

Precious Metals Products and Catalysts:

- Emission control associations at regional and national level (US, SA, Brazil, China, European Union) – see http://www.automotivecatalysts.umicore.com/en/links/ for a selection of links
- German Chemical Federation (VCI)

Precious Metals Services:

- European Electronics Recyclers Association
- International Association of Electronics Recyclers
- International Platinum Association
- International Precious Metals Institute

Zinc Specialties:

- International Zinc Association

Several of Umicore's business units are signatories of the "Responsible Care" programme for the chemicals industry and some are also members of the European Chemical Industry Council (CEFIC).

BOARD OF DIRECTORS

Karel Vinck, 69, Chairman

Independent, Non-Executive Director

Before joining Umicore, Karel Vinck was Chief Executive Officer of Eternit and Bekaert. He was Chairman of the Executive Committee of S.C.R.-Sibelco, Antwerp. He is a member of the Board of Suez-Tractebel, Tessenderlo Group and of Théâtre Royal de la Monnaie. He is co-ordinator of the European Rail Traffic Management System with the European Commission. He is Chairman of Cumerio, honorary chairman of VEV, the Flemish employers association and Chairman of the Flemish Science Policy Council. He was Chief Executive Officer of the Belgian Railways from 2002 until 2005.

Director since: 17 October 1994
Expiry of mandate: Ordinary General Meeting of 2009
Chairman since: 1 October 2002
Chairman of the Nomination & Remuneration Committee since: 1 January 2003

Thomas Leysen, 47

Chief Executive Officer, Executive Director

Thomas Leysen became Chief Executive Officer of Umicore in 2000, after having held various positions within Umicore and its affiliates. He is also Chairman of Corelio, a Belgian media company. He is a member of the Board of Cumerio, of the micro-electronics research centre IMEC, a member of the supervisory Board of Bank Metzler, Germany, and a member of the board of Compagnie Maritime Belge (CMB). He is Chairman-elect of the Belgian Employers Federation (FEB/VBO), a position that he will take up in April 2008.

Director since: 10 May 2000
Expiry of mandate: Ordinary General Meeting of 2009
Chief Executive Officer since: 10 May 2000

Isabelle Bouillot, 58

Independent, Non-Executive Director

Isabelle Bouillot holds a diploma of the French "National School of Administration". She has occupied different positions in French public administrations, among them economic advisor for the President of the Republic between 1989 and 1991 and Budget Director at the Ministry of Economy and Finance between 1991 and 1995. She joined the Caisse des Dépôts et Consignations as Deputy Chief Executive Officer in 1995 and was in charge of financial and banking activities. Between 2000 and 2003, she was Chief Executive Officer of the Investment Bank of the Group CDC IXIS. She is presently President of China Equity Links and a member of the board of Accor and Saint-Gobain.

Director since: 14 April 2004
Expiry of mandate: Ordinary General Meeting of 2011
Member of the Audit Committee since: 13 April 2005
Member of the Nomination & Remuneration Committee since: 13 April 2005

Uwe-Ernst Bufe, 63

Independent, Non-Executive Director

Uwe-Ernst Bufe was CEO of Degussa until May 2000. He is now Vice Chairman of the UBS Investment Banking and Deputy Chairman of UBS Deutschland. He is also a member of the Board of Akzo Nobel N.V. and Solvay S.A.

Director since: 26 May 2004
Expiry of mandate: Ordinary General Meeting of 2008

Jean-Luc Dehaene, 67

Independent, Non-Executive Director

Jean-Luc Dehaene has occupied several ministerial posts and was Prime Minister of Belgium from 1992 to 1999. He is a member of the Board of InBev, Corona-Lotus and of Thrombogenics. He is Chairman of the Board of the College of Europe (Bruges) and member of the European Parliament.

Director since: 1 October 1999
Expiry of mandate: Ordinary General Meeting of 2009

Arnoud de Pret, 63

Independent, Non-Executive Director

Arnoud de Pret was with Morgan Guaranty Trust Company in New York from 1972 until 1978. From 1978 until 1981 he was group treasurer of Cockerill-Sambre, and until 1990 he was group finance manager and member of the Executive Committee of UCB. He was Chief Financial Officer and member of the Executive Committee of Umicore from 1991 until May 2000. He is a member of the Board of InBev, Delhaize Group, Sibelco, UCB and L'Intégrale. He is a member of the Supervisory Board of the French company Lesaffre § Cie and of Euronext BV Amsterdam.

Director since: 10 May 2000
Expiry of mandate: Ordinary General Meeting of 2008
Member of the Audit Committee since: 1 January 2001

Shohei Naito, 64

Independent, Non-Executive Director

Shohei Naito started his career at the Japanese Ministry of Foreign Affairs. At the Ministry he served as Director General for Consular Affairs & Migration and as Chief of Protocol. Mr Naito has filled several diplomatic functions overseas and he was appointed as Ambassador in 1996. Since that date he has served as Japan's ambassador to Cambodia, Denmark concurrently with Lithuania and Belgium. He left the diplomatic service at the end of 2006. He is now Senior Fellow at The Japan Institute of International Affairs.

Director since: 25 April 2007
Expiry of mandate: Ordinary General Meeting of 2010

Jonathan Oppenheimer, 38

Non-Executive Director

Jonathan Oppenheimer joined the De Beers Group in 1994 and became a Director of De Beers S.A. in 2006. He is also a member of its Executive Committee. He is also the chairman of De Beers Canada Inc., of Williamson Diamond Mine Ltd. (Tanzania) and of Element Six Abrasives Group of companies. In view of his chairmanship of Element Six (in which Umicore has a stake), he is considered to be a non-independent Director.

Director since: 5 September 2001
Expiry of mandate: Ordinary General Meeting of 2008



Guy Paquot, 66

Independent, Non-Executive Director

Guy Paquot joined the Bank Nagelmackers group in 1969 and became Chairman and managing director of Financière Lecocq (a Nagelmackers subsidiary) in 1986. In 1994 Financière Lecocq became known as Compagnie Mobilière et Foncière du Bois Sauvage. In 2003 he left his position as managing director but remains Chairman of Compagnie du Bois Sauvage. He is Chairman of Neuhaus and a member of the Boards of Recticel, Noel Group, Nomacorc, Serendip and Fauchon as well as the Quartier des Arts foundation.

Director since: 13 April 2005
Expiry of mandate: Ordinary General Meeting of 2008
Member of the Nomination and Remuneration Committee since: 13 April 2005

Klaus Wendel, 64

Independent, Non-Executive Director

Klaus Wendel, after a career in financial management with General Electric (USA), Siemens, Cockerill Sambre and CBR, joined Société Générale de Belgique in 1988 as member of the Executive Committee, responsible for group control. Since 2000 he has been an independent consultant. He is member of the Board of Recticel. In accordance with Umicore's Governance Charter, the Board of Directors considers Mr Wendel to be an independent director even though he has served more than three terms. Apart from his employment with Société Générale de Belgique, from which he retired in 2000, Mr Wendel has had no other assignment with any company directly or indirectly related to Umicore.

Director since: 26 July 1989
Expiry of mandate: Ordinary General Meeting of 2009
Chairman of the Audit Committee since: 13 April 2005


1
2
3
4
5
6
7
8

1. Uwe-Ernst Bufe
2. Arnoud de Pret
3. Jean-Luc Dehaene
4. Thomas Leysen
5. Karel Vinck
6. Klaus Wendel
7. Shohei Naito
8. Guy Paquot

Jonathan Oppenheimer and Isabelle Bouillot not pictured

EXECUTIVE COMMITTEE

Thomas Leysen, 47

Chief Executive Officer

Thomas Leysen became Chief Executive Officer of Umicore in 2000, after having held various positions within Umicore and its affiliates. He is also Chairman of Corelio, a Belgian media company. He is a member of the Board of Cumerio, of the micro-electronics research centre IMEC, a member of the supervisory Board of Bank Metzler, Germany, and a member of the board of Compagnie Maritime Belge (CMB). He is Chairman-elect of the Belgian Employers Federation (FEB/VBO), a position that he will take up in April 2008.

Martine Verluyten, 56

Chief Financial Officer: Finance, Information Systems

Martine Verluyten joined Umicore in 2006 from Mobistar, Belgium's second largest mobile phone operator, where she also held the position of Chief Financial Officer. Before that she held a number of international positions at advanced plastics firm Raychem, both in Belgium and the United States. She started her career with KPMG as an auditor.

Alain Godefroid, 59

Executive Vice-President: Legal Affairs; Environment, Health & Safety

Alain Godefroid holds a Law doctorate from the University of Brussels (ULB) and a MCJ from the University of Texas at Austin. After working as a lawyer in the United States and in Europe, he joined Umicore in 1978 as Legal Counsel. He was appointed to his present function in 1992. He also fulfills the role of Compliance Officer at Umicore.

Marc Grynberg, 42

Executive Vice-President: Automotive Catalysts

Marc Grynberg holds a Commercial Engineering degree from the University of Brussels (Ecole de Commerce Solvay). After several management positions in the finance function at DuPont de Nemours in Brussels and Geneva, he joined Umicore in 1996 as Group Controller. He was Umicore's CFO from 2000 until 2006. In 2006 he was appointed to head the Automotive Catalysts business unit.

Martin G. Hess, 55

Executive Vice-President: Precious Metals Products, Cobalt & Speciality Materials, Corporate Development

Martin G. Hess joined Degussa in 1972 as a commercial trainee. He served in a variety of functions and business units, gathering extensive international experience in Africa and Asia. Between 1999 and 2006, he headed the business unit Automotive Catalysts. Subsequently he managed the business group Zinc Specialties during the transition of the zinc refining activity into Nyrstar. He joined the Umicore Executive Committee in 2003.

Hugo Morel, 57

Executive Vice-President: Precious Metals Services; Procurement

Hugo Morel holds a Masters degree in Metallurgical Engineering from the University of Leuven. He joined Umicore in 1974 and held several jobs in production, commercial departments, strategy and general management of different units. He was appointed to his present position in 2002.

Pascal Reymondet, 48

Executive Vice-President: Zinc Specialties

Pascal Reymondet holds an MSc from Stanford University and an Engineering degree from the Ecole Centrale in Paris. He held different management positions within the Degussa group including management of the Port Elizabeth and Burlington automotive catalyst plants. He joined the Umicore Executive Committee in 2003 to be in charge of the Precious Metal Products business. In September 2007, he was appointed to head the Zinc Specialties business group.

Marc Van Sande, 55

Executive Vice-President: Chief Technology Officer

Marc Van Sande holds a PhD in Physics from the University of Antwerp as well as an MBA. He joined MHO, a predecessor company of Umicore in 1980, and held several jobs in research, marketing and production. In 1993 he was appointed Vice-President of the Electro-Optic Materials business unit and he was appointed as an Executive Vice-President in 1999. He assumed the newly-created role of Chief Technology Officer in 2005.




1
2
3
4
5
6
7
8

1. Alain Godefroid
2. Martin G. Hess
3. Martine Verluyten
4. Pascal Reymondet
5. Hugo Morel
6. Thomas Leysen
7. Marc Grynberg
8. Marc Van Sande

SENIOR MANAGEMENT





1. Jan Vliegen, Senior Vice-President Catalyst Technologies
2. Michel Cauwe, Senior Vice-President Electro-Optic Materials
3. Joerg Beuers, Senior Vice-President Jewellery and Electroplating
4. Guy Ethier, Senior Vice-President Environment, Health and Safety
5. Luc Gellens, Senior Vice-President Corporate Development
6. Ralf Drieselmann, Senior Vice-President Precious Metals Management
7. Marc Grynberg, Executive Vice-President Automotive Catalysts
8. Ignace de Ruijter, Senior Vice-President Thin Film Products
9. Pascal Reymondet, Executive Vice-President Zinc Specialties
10. Alain Godefroid, Executive Vice-President Legal Affairs and Environment, Health and Safety
11. Thomas Leysen, Chief Executive Officer
12. Martine Verluyten, Chief Financial Officer
13. Marc Van Sande, Executive Vice-President: Chief Technology Officer
14. Stephan Csoma, Senior Vice-President Umicore South America
15. Ernst Pleyer, Senior Vice-President Building Products (retired)
16. Tom Kreuzer, Senior Vice-President R&T Automotive Catalysts (retired)
17. Guy Beke, Senior Vice-President Zinc Chemicals
18. Michael Neisel, Senior Vice-President Automotive Catalysts Europe and Africa
19. Ursula Saint-Léger, Senior Vice-President Corporate Human Resources
20. Joerg Plessow, Senior Vice-President Technical Materials (retired)
21. Martin G. Hess, Executive Vice-President Corporate Development, Precious Metals Products, Cobalt & Specialty Materials
22. Edwin D'Hondt, Senior Vice-President Information Systems
23. Dirk Uytdewilligen, Senior Vice-President Cobalt & Specialty Materials
24. Dietmar Becker, Senior Vice-President Technical Materials
25. Bill Staron, Senior Vice-President R&T Automotive Catalysts
26. Klaus Ostgathe, Senior Vice-President Umicore Greater China
27. Hugo Morel, Executive Vice-President Precious Metals Services



GRI INDEX

Umicore has been applying the principles of the Global Reporting Initiative (GRI) to its reporting framework since the publication of the 2005 Report to Shareholders and Society. This is the first time that the reporting has been aligned with the current GRI guideline G3. The index shows where to find information on the core elements and indicators of the GRI in this report. It is Umicore's intention to move to a B+ level reporting in its 2008 Report to Shareholders and Society.

A full GRI index is available on Umicore's website (www.sustainabledevelopment.umicore.com/griIndex). More information on the GRI, the full set of indicators and the various application levels can be found at www.globalreporting.org

GRI Reference	Indicator	Pages
	General	
	Strategy and Analysis	
1.1	CEO and Chairman Statement	3; comments on internationally agreed standards / organization membership can also be found on p. 143
1.2	Description of key impacts, risks, and opportunities.	5; 25 29; 33; 37; 90 - 91; 139 - 140
	Organizational Profile	
2.1 - 2.2	Name, products / services	Front cover; inside cover; 23; 27; 31; 35;
2.3 - 2.7	Structure, geographical presence, markets served	23; 27; 31; 35; 93-94; 64-65; 102; 142; inside back cover
2.8	Scale	4; 10-11; 64 - 65; 82 - 83
2.9	Significant changes in size, structure or ownership	Inside cover; 10 - 11
2.10	Awards received	69; 142
	Report Parameters	
3.1 - 3.4	Report profile, contacts points	Front cover; inside cover; back cover
3.4 - 3.13	Report scope and assurance	Inside cover; 3; 41; 67; 75; 77; 132 - 133; 141 - 143; 150-151
	Governance, Commitments, and Engagement	
4.1 - 4.4	Structure and governance	Inside cover; 134 - 138; 142
4.8 - 4.10	Internal guidelines and policies	Inside cover; 134 - 138; 142; refer also the website for access to Corporate Governance Charter (www.governance.umicore.com/en/charter) and Code of Conduct (www.governance.umicore.com/en/CodeOfConduct)
4.12 - 4.13	Adherence to external initiatives	Inside cover; 51; 143
4.14 - 4.16	Stakeholder engagement	Inside cover; 141 - 143

	Economic indicators	
	Economic Performance	
EC1	Economic value generated and distributed,	9 - 11; 70; 54 - 59
EC3	Coverage of the organization's defined benefit plan obligations	112-115
	Indirect Economic Impacts	
EC8	Development and impact of investments for public benefit	9; 54 - 59; 68

GRI Reference	Indicator	Pages
	Environmental performance indicators	
	Materials	
EN2	Recycling ratio	5; 25; 29; 33; 37; 41 - 42
	Energy	
EN3 - EN5	Direct and indirect energy consumption by primary energy source	42; 47; 51 NB: direct and indirect energy consumption is grouped in one indicator
EN6	Initiatives to provide energy-efficient or renewable energy based products	14-19; 25; 29; 33; 37
EN7	Energy efficiency and initiatives to reduce energy consumption	42; 51
	Water	
EN8	Water used	42
	Emissions, Effluents and Waste	
EN16-18; EN20	Greenhouse gases, other emissions to air	44-45; 47; 49-50 (NB: direct and indirect greenhouse gas emissions are grouped in one indicator)
EN21	Water discharge	44; 49 - 50
EN22	Waste	43
	Social indicators	
	Labour Practices & Decent Work	
LA1-LA2	Employment, operational changes and collective bargaining	4; 5; 64 - 65; 69 (NB: regional data not reported for these indicators)
LA7	Health and safety	69; 77 (NB: regional data collected but not reported for this indicator)
LA10-LA11	Training	70 - 71
LA13	Composition of governance bodies and breakdown of employees per category	71; 144 - 149
	Human rights	
HR3; HR5-7	Training, collective bargaining, child labour, forced / compulsory labour	71; see also Code of Conduct at www.governance.umicore.com/en/CodeOfConduct
	Society	
SO1	Community relations	63; 68
SO2 - SO4	Corruption	Umicore is a signatory of the UN Partnership Against Corruption Initiative (PACI)
SO5 - SO6	Public policy	143
	Product Responsibility	
PR1	Customer health and safety	52
PR3	Product and service information	52

Financial calendar (1)

29 April 2008	General meeting of shareholders (financial year 2007)
	Press-release and trading update for the first quarter of 2008
07 May 2008	Share traded ex-dividend
	Payment of dividend
22 August 2008	Press-release and interim results for the the first half of 2008
end October 2008	Press-release and trading update for the third quarter of 2008
12 February 2009	Press-release and results for the financial year 2008
28 April 2009	General meeting of shareholders (financial year 2008)

Additional information

Stock	Euronext Brussels
Financial information	**Tim Weekes** Phone: 32-2-227.73.98 E-mail: tim.weekes@umicore.com
Social information	**Mark Dolfyn** Phone : 32-2-227.73.22 E-mail : mark.dolfyn@umicore.com
Environmental information	**Bert Swennen** Phone: 32-2-227.74.45 E-mail: bert.swennen@umicore.com
Annual report	This report is also available in French and Dutch
Internet	This report can be downloaded from the Umicore website: www.umicore.com
Registered office	**Umicore** Rue du Marais 31 B-1000 Brussels - Belgium Phone: 32-2-227.71.11 Fax: 32-2-227.79.00 Internet: www.umicore.com E-mail: info@umicore.com Company Number: 0401574852 VAT No: BE 0401 574 852
Publisher responsible at law	**Umicore Corporate Communication** Bart Crols Phone: 32-2-227.71.29 E-mail: bart.crols@umicore.com
Production	Concerto
Photographs	Umicore, Dimitri Lowette, Belga, Michel de Wouters (IPF)
Printing	Dereume

(1) Dates are subject to change. Please check the Umicore website for updates to the financial calendar

This document has been produced using Era Pure paper. This paper is produced in a process which is constantly developed to reduce the impact on the environment as much as possible. The mills used to produce the paper are all certified FSC (Forest Stewardship Council) or PEFC (Programme for the Endorsement of Forest Certification Schemes).

Umicore
Société Anonyme/Naamloze Vennootschap
Broekstraat 31 rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE 0401 574 852
Company Number 0401574852
Registered Office Broekstraat 31 rue du Marais B-1000 Brussels

umicore

Press release | Regulated Information | 04 April 2008
CP-2008-08-R | | 07:30 CET

Umicore reaches agreement to sell its minority shareholding in Padaeng Industry Public Company Limited (Padaeng)

Umicore has reached an agreement to divest its minority shareholding of 22 % in Thai zinc producer Padaeng to Thai stockbroker Asia Plus Securities Public Company Limited. The transaction will generate cash proceeds of some € 30 million. It will also result in a net capital gain of some € 3 million on the book value of the holding.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,000 people.

umicore

TRADING UPDATE Q1 2008

Highlights

Umicore's businesses continued to perform very well in the first quarter. Revenues for the Group were up by 15%.

- ***Advanced Materials' revenues were up by 21%, driven primarily by a positive evolution in the division's cobalt-related activities and in solar cell substrates***
- ***Precious Metals Products and Catalysts' revenues were up by 18%. Revenues from the newly-acquired business accounted for the improvement in Automotive Catalysts while the majority of the other business areas recorded underlying revenue growth***
- ***Precious Metals Services recorded a 9% growth in revenues as a result of supportive market conditions and continued operational excellence***
- ***Zinc Specialties' revenues grew by 8%, largely due to the favourable comparison with a very weak prior year in Building Products.***

The positive impact of revenue growth was tempered by a negative impact on results from the strengthening Euro.

As of 25 April, some €225 million of the company's €400 million share buy-back programme had been completed. At this date the company held 8,641,447 of its own shares in treasury, 6.91% of the outstanding shares.

Karel Vinck has announced his intention to retire as Chairman on 19 November 2008. He will be succeeded by Thomas Leysen. Marc Grynberg, currently the Executive Vice-President of the Automotive Catalysts activities, will succeed Thomas Leysen as Chief Executive Officer. ***For more information please see the separate press release issued today.***

Outlook

Based on current market trends, Umicore expects full year recurring EBIT to be between €365 million and €390 million. The increase from previous guidance is to be attributed primarily to further improvements in Precious Metals Services

Note : All comparisons are made with the first quarter of 2007, unless mentioned otherwise.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

ADVANCED MATERIALS

Cobalt & Specialty Materials

Across all business lines the ability to secure consistent raw material supplies in a very tight cobalt market has provided a positive competitive advantage and further opportunities to increase sales volumes.

In **Rechargeable Battery Materials** sales volumes of lithium cobaltite increased in line with the growth in the rechargeable battery market. The **Tool Materials** business recorded good volume growth in ultra-fine and extra-fine cobalt powders, particularly for tools used in oil and gas drilling. In the **Ceramics and Chemicals** activities sales volumes were up year-on-year; this was particularly the case for cobalt chemicals for catalytic applications and nickel salts in general.

The recycling and refining activities in Belgium operated at full capacity through the first quarter and were able to generate improved margins as a result of the high cobalt price.

The activities of the business unit Electronic Powders have been discontinued. This will involve the closure of the Leduc plant in Canada and the loss of 30 jobs. Umicore will invest in increasing the cobalt powder capacity for tool applications at the nearby Fort Saskatchewan plant.

Electro-Optic Materials

Sales volumes of **Substrates** for solar cell applications continued to grow. This is primarily due to demand from the satellite market, but also orders for terrestrial concentrator photovoltaic applications. In germanium **Optics**, demand increased and the business also benefited further from its recycling offering in a higher germanium price environment. A contract with a new key customer has been agreed for deliveries of GASIR-based optical assemblies for use in predictive maintenance applications.

Element Six Abrasives

Net earnings were negatively impacted by adverse currency movements and higher interest charges. Sales volumes and revenues were up in most product categories. In the more uncertain economic climate the substitution of other abrasives by diamond and related-materials is accelerating with customers being more focused on enhancing productivity and reducing costs. The newly-acquired carbide materials activities contributed to earnings in line with expectations.

PRECIOUS METALS PRODUCTS & CATALYSTS

Automotive Catalysts

Revenues in the business unit increased as a result of the inclusion of the operations acquired from Delphi in the last quarter of 2007. Earnings were lower due to the previously announced expiry of an important engine platform in the US.

Production of light-duty vehicles in the North-American market fell by 9% with both US domestic and foreign manufacturers recording declines. Rising fuel prices have moved the auto sales mix towards smaller vehicles.

The European market was stable, with diesel engines continuing to grow market share. Umicore continues to grow its position through its complete catalyst system portfolio, benefiting, for example, from the introduction of lean-burn engines, where it is a leading supplier of catalyst solutions. Umicore is building additional production capacity in the region to support business growth, especially for catalysed diesel particulate filters.

The South Korean and Chinese markets continued to grow strongly and Umicore benefited from its leading position in these countries. The third production line in Suzhou, China, is scheduled to come on stream in mid-year. Umicore has also decided to expand the capacity of its plant in Onsan to keep pace with the development in the South Korean market. The Japanese market declined slightly while the South American market continued to grow.

Complementary to the investments in production capacity, Umicore is installing new heavy-duty testing capabilities in Germany, South Korea, Brazil and the US. The integration of the operations acquired from Delphi continued smoothly. As anticipated the operations started to contribute modestly to earnings.

Catalyst Technologies

Revenues in **Precious Metals Chemistry** were lower in all regions, except for Japan. This was particularly the case for products sold into the life science sector in Europe. In **Fuel Cells,** the catalyst materials and Solvicore activities posted a net development spend in line with the average of the previous year. In **Recycling Solutions** further promising discussions have been held with major rechargeable battery producers and collection networks.

Technical Materials

Revenues in **Contact Materials** were ahead of the previous year, driven once again by the European and South American operations. The Chinese operation introduced more advanced technology in order to better serve its key customers. **BrazeTec** revenues were slightly up year-on-year across the different product categories and in the main regions of Europe and Asia. Sales of copper-based products for chemical brazing – primarily in the automotive sector – continued to grow at a steady rate. Sales volumes in **Electronic Packaging Materials** were stable year on year. Customer destocking in the memory sector for consumer electronics has led to lower deliveries of ball grid array products from Duksan, in which Umicore holds a 16% stake

Platinum Engineered Materials

Sales volumes grew well, mainly as a result of increased sales in the **Glass Industry Applications** business line. The LCD glass industry continues to grow rapidly, driven by increasing demand for LCD screens in a number of applications. Sales in the business line **Performance Catalysts** were driven by high demand from the fertiliser industry. The qualification of Umicore's newly-developed N_2O abatement catalyst is progressing well. In the **Industrial Specialties** business line revenues were up as a result of increased sales for automotive ignition and thermo-coupling applications.

Jewellery & Electroplating

Umicore's **Jewellery and Industrial Metals** business performed strongly with demand for jewellery in luxury brands and industrial metal applications, such as silver coin blanks, increasing year-on-year. The high metal prices continue to highlight the benefits of the unit's recycling offering. The integration of the recently acquired Canadian operations is progressing well. In **Electroplating** revenues were stable compared with a very strong first quarter in 2007.

Thin Film Products

Revenues for the business unit were stable, although currency movements had a negative impact on margins. In **Large Area Coatings** sales volumes of ITO targets for display and photovoltaic applications increased, with the first commercial sales recorded for rotator targets, **Electronics & Data Storage** recorded lower revenues largely as a result of lower sales in the shrinking optical data storage market. Revenues in **Optics & Wear Protection** were stable.

PRECIOUS METALS SERVICES

Precious Metals Refining

The business unit continued to perform very strongly in the first quarter of 2008. The availability of secondary materials remained high, particularly supplies of by-products from the precious metals and copper refining industries. Supplies of end-of-life materials were also up especially for the unit's intake of spent automotive catalysts. Umicore's offering is particularly advantageous for industrial customers in a high metal price environment. Through fast and efficient treatment of precious metal containing residues and non-ferrous impurities Umicore enables customers to focus on their core refining flowsheet, thereby improving operational efficiency and their overall returns.

Construction of the new pre-concentration plant has been completed. The installation is currently being tested and will become fully operational by the second half of the year. Umicore is moving its spent automotive catalyst collection facility in North America from Covington (Tennessee) to Maxton (North Carolina).

Precious Metals Management

The first quarter was characterised by high volatility in the prices of a number of metals, thereby providing additional opportunities for the business unit's trading operations. Physical deliveries of gold and silver for industrial applications was lower, but delivery volumes of precious metals for investors more than doubled.

ZINC SPECIALTIES

Zinc Chemicals

The average received zinc price in Euro for the recycling operations was significantly lower as a result of a lower market zinc price and lower prices contracted in previous periods.

Zinc oxide sales volumes were slightly lower year-on-year. While the Asian market remained strong, demand in Europe was lower. Some of the volume shortfall was compensated by increased deliveries of materials to zinc smelting customers. The first significant commercial contract for the nano product range was agreed with a US sunscreen manufacturer. Sales volumes of paint-grade fine zinc powders were down due to reduced demand for use in sea-going containers, especially in Asia.

Building Products

Sales volumes in all markets except Germany were above the levels of the same period in 2007 (when the market was feeling the negative effects of customer destocking). Product premiums were higher and the proportion of value-added products in the portfolio continued to increase. Underlying market demand, however, is weak with a significant decrease in residential new-builds in Europe being only partly compensated by activity in renovation and larger construction projects.

Zinc Battery Materials

Sales volumes of Umicore's more advanced and higher value-added zinc battery powders were up year-on-year. Sales volumes of powders produced in Umicore's Chinese operations were stable with a slowdown in domestic sales being compensated by increased exports.

CORPORATE ITEMS

Discontinued operations

Umicore has divested its minority shareholding of 22 % in Thai zinc producer Padaeng. The transaction has generated cash proceeds of some € 30 million.

Share buy-back

As at 25 April Umicore has completed €225 million of its previously announced €400 million share buy-back programme. The number of shares currently held in treasury by the company stands at 8,641,447 or 6.91% of the total shares outstanding. It continues to be Umicore's intention to buy-back between 8% and 15% of daily traded volumes until completion of the programme.

umicore

For more information

Investor relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media relations:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 14,800 people.

A conference call and audio webcast will take place today at 10:00 CET in Brussels. Please visit http://www.investorrelations.umicore.com/en/financialCalendar/confCall20080429.htm

Press release CP-2008-10-R | Regulated Information | 29 April 2008 07:30 CET

Karel Vinck to retire as Chairman of Umicore in November 2008

Thomas Leysen to succeed him as Chairman

Marc Grynberg nominated as next CEO of Umicore

Karel Vinck has expressed his desire to retire as Chairman of the Board of Directors of Umicore upon reaching the age of 70. The Board has elected Thomas Leysen as Chairman. He will take over from Karel Vinck after the board meeting of 19 November 2008. The Board has elected Marc Grynberg to succeed Thomas Leysen as CEO at that date.

Karel Vinck was CEO of Umicore from 1995 and 2000, a period during which he restructured the activities, restored profitability and created solid foundations for the company to grow. In 2000, he assumed the Chairmanship of the Board. In that capacity, he oversaw the continued transformation of Umicore into a leading global materials technology group.

Karel Vinck commented: *"Technology as well as qualified and motivated people are the main ingredients of a successful company. During 13 years I have had the privilege to work with an outstanding management team and workforce, whose dedication and thoroughness were the foundations of the success of Umicore. The transformation which the company went through has been remarkable, both in terms of financial results as well as social and environmental performance. I am happy and proud to leave at a time when the company is one of the recognized world leaders in its sector. Let me underline the unique relationship I have built with Thomas Leysen, who is an extraordinarily talented leader. With Thomas as Chairman and Marc Grynberg as the new CEO, the company will be in good hands."*

Thomas Leysen became CEO of Umicore in 2000. He has reshaped the company through significant portfolio changes, such as the acquisition of PMG in 2003, the demerger of Cumerio and the IPO of Nyrstar last year, and has fostered a new culture of innovation throughout the company.

Thomas Leysen stated: *"At the end of this year, I will have been CEO of Umicore for almost 9 years. I feel this is a good time to hand on the job. As I hold a number of different directorships and mandates, on top of having recently assumed the Chairmanship of the Federation of Belgian Entreprises, stepping back from the executive management of the group will allow me to better balance the competing demands on my time. I feel honored that the Board has given me the opportunity to succeed Karel Vinck, who has been an outstanding Chairman, and a mentor for me personally."*

He added: *"Umicore has reached a new dimension and a new performance level over the past few years. I believe that the time is now ripe for new leadership to take the company to yet a higher level. I am convinced that Marc Grynberg is highly qualified and ready for the job, having been an extremely successful CFO of the company and having honed his general management skills as Executive Vice President of the company's largest division. I look forward to supporting him and the executive committee in my future role."*

Marc Grynberg holds a masters degree in business sciences from the Solvay Business School of the University of Brussels. He joined Umicore in 1996 as Group Controller and became Chief Financial Officer in 2000. He is the Executive Vice President of the Automotive Catalyst business since 2006.

Marc Grynberg said: *"The transformation of Umicore in recent years under the leadership of Thomas has been impressive. I am honored by the trust the Board has expressed when electing me to succeed Thomas as CEO of Umicore. I am excited by the growth opportunities that are ahead of us. Umicore has unique technological strengths and can count on a great pool of talent to bring the company to the next stage of its development."*

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 14,800 people.

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